
08043336



# CHAMPION
Enterprises, Inc.

*2007 Annual Report and Form 10-K*



# CHB



## Everything you would expect from a Champion, and more.

**Confidence**

**Quality**

**Commitment**

**Trust**

## Our Company

Throughout our long history, Champion has been acknowledged as a leader in the manufactured housing industry. More recently, we achieved the distinction of becoming the largest modular home-builder in North America. In addition to these leadership positions, we have expanded our modular capability to include providing buildings for government and commercial applications.

Champion was founded 55 years ago as a single manufacturing facility in a small town in rural Michigan. Over the years, the company has grown to become a "family of builders" providing factory-built housing and other structures throughout the United States, western Canada and the United Kingdom. For over 40 years, Champion has been a publicly held company with shares listed on the New York Stock Exchange (Symbol CHB) since 1995. Our international headquarters remain in Michigan, and currently, with 33 manufacturing facilities located throughout North America and Europe, we employ more than 6,000 dedicated employees worldwide. Since our beginning over five decades ago, the Champion family of builders has produced over 1.6 million factory-built homes for homebuyers throughout North America.

Champion provides a wide variety of factory-built solutions, from single-family and multi-family homes, to commercial and government buildings. Our products are distributed through a large and ever growing network of retailers, builders and developers. As a result, you'll find Champion-built structures in every neighborhood—from rural to urban and everything in between.

# Our Vision



## Growth and Diversification
*(Net Revenues in Billions of Dollars)*


2002
$1.4
2007
$1.3
2012 Goal
$3.5
0
$1.0
$2.0
$3.0
$4.0
HUD-Code
Canadian
International Modular
Domestic Modular

# Our Focus

## Generating Strong Free Cash Flow to Support Our Vision
*(Free Cash Flow in Millions of Dollars)*


$75
50
25
0
($25)
($16.8)
($15.8)
$26.6
$43.5
$69.3
2003
2004
2005
2006
2007

Dear Shareholders,



Several years ago we laid out a strategy to build a stronger, more div sified Champion centered around our core competency of building structures in factories. We planned to fund this strategy by utilizin operational excellence to drive strong cash returns from our busines

This strategy resulted in the acquisition of U.K.-based Caledonian in April of 2006 which, together with our Canadian operations, made a m contribution in mitigating very difficult domestic market conditions throughout 2007

"2007 served to even further validate our strategy. Sticking with our core competency of manufacturing structures in factories, we improved our operating cash flow by 33%."

2007 will go down as one of the most difficult years in recent times for the U.S. housing industry, with single family housing starts at a 16-year low. This was precipitated by the unwinding of aggressive lending practices and led to high levels of unsold inventory and depressed prices. This was a repeat of what happened to the manufactured housing market in 1998, driving it into a severe and sustained decline.

There was clearly an expectation that as financing tightened on site built housing, the manufactured housing segment would benefit as an affordable alternative. Unfortunately, not only did this not occur, the market continued to deteriorate—and at a meaningful rate. Total HUD Code shipments fell 18.5% in 2007, marking the ninth consecutive year of declines. Total shipments were 95,769, the lowest since 1961 and representing a 75% drop since the last peak in 1998.

### 2007 Results

It was against this backdrop that we posted revenues of $1.27 billion, a 7% decrease from $1.36 billion in 2006. Net income was $7.2 million compared to $138.3 million in 2006, which included $101.9 million of income from the reversal of the deferred tax valuation allowance and $4.7 million of pre-tax gains from property sales. 2007 included non-operating pre-tax charges of $14.8 million for debt retirement, restructuring and accrued earn out payments at Caledonian.

This drop in net income was driven by the U.S. operations but partially mitigated by impressive performances in both Canada and the U.K.

Expecting difficult markets domestically in 2007, we closed four plants representing over 20% of our capacity in 2006, and followed this by closing four more, a further 20% of our capacity, in 2007. Despite these moves, unit volumes fell 30% last year in the U.S., driving capacity utilization in the North American manufacturing segment to 54%, down from 62% in 2006. In turn, segment margins fell from 6.8% to 4.3%.

Most importantly, however, despite this pressure on operating results in the U.S., the total company improved operating cash flow by 33%, generating $80 million of cash compared to $60 million in 2006. This strong cash performance together with a successful refinancing in October, allowed us to take another step along the pathway to diversification.

In December, we completed the acquisition of SRI Homes in western Canada, doubling our presence in the strongest housing market in North America. We now have five plants and a market-leading position in a region of rapid infrastructure growth constrained by a shortage of labor and affordable housing.

After the acquisition of Caledonian in the second quarter of 2006, we immediately set to work on increasing capacity to position us for growth. By the end of the third quarter, a fourth factory was operational and by mid-2007 it was running near full capacity.

This, coupled with increased amounts of site-work, allowed Caledonian to post revenues of $281 million in 2007 compared to $91 million for nine months in 2006. Our margins (before earn out accruals) also improved from 6.2% to 8.5% and were a major contributor to operating cash flow.

We are considering the same type of action in western Canada, where we're actively pursuing additional plant capacity in a market which appears to present further opportunity for growth.

### 2008 Outlook

2007 served to even further validate our strategy. Sticking with our core competency of manufacturing structures in factories, we improved our operating cash flow by 33%. By diversifying into other markets and other geographic regions, we were able to generate revenue growth and improved operating results that partially mitigated declines in our U.S. operations.

As we enter 2008 35% of our revenues are outside of the U.S. and generating margins in excess of our 8.5% target. None of these are directly affected by the U.S. housing industry and we anticipate further growth from our international operations this year.

The other 65% of our revenue base is tied to the U.S. housing industry and will continue to be a challenge in 2008. About a third of this is from modular housing, sales of which are highly correlated to the broader

"2008 marks Champion's 55th anniversary, and despite difficult conditions at home, our diversification efforts give us much to be optimistic about for the next 55 years."

housing market. It is unlikely that the housing market will recover until inventories are reduced and home prices stabilize. This is not likely to occur until the second half of the year at best, and maybe not until 2009. However, the modular segment should be one of the first to recover, as the target markets are rural and small metropolitan areas, neither of which are plagued by high inventories nor subject to large price swings.



In order to be better positioned when this recovery occurs, we continue to invest in sales and marketing resources, including major training initiatives to better service the builder/developer client. We also established a commercial modular business development team to better access large commercial accounts. Utilizing excess plant capacity in the commercial modular arena is a major objective which will help to further diversify our revenue base and improve our margins.

The remaining two-thirds of our U.S. revenue base is our traditional manufactured housing market. We believe this market will begin to rebound in 2008. We now have tighter credit for site built homes and lower interest rates, which could go even lower. We also have favorable FHA Title I reform legislation likely to pass sometime during the first half of the year, and Fannie Mae has introduced its new program to finance manufactured homes sited on real estate. In short, there are more positives in front of us than negatives. The key, particularly for Champion, will be a recovery in the crucial states of California, Arizona and Florida, as 26% of our capacity services those markets.

**In Summary**

In 2008, there is little hope for a significant recovery in the U.S., but it is also unlikely that a further significant deterioration will occur. In the meantime we will continue to monitor capacities, and focus our resources on deeper penetration of modular into both the site built and the commercial markets. We expect to build on some early successes in commercial modular, where we are now building banks, hotels and fast food franchises.

In Canada, we will evaluate further expansion and quickly implement our lean manufacturing programs to increase throughput in our existing factories and capture further growth in this robust market. The western Canadian economy is largely resource based and predicted to continue to grow despite what may happen to the economy in the rest of Canada and the U.S.

In the U.K., the markets we serve are in the commercial space and continue to show signs of growth. We expect continued growth at least through the London Olympics in 2012. Absent further action, however, our growth will be constrained by capacity.

To this end we recently announced a small acquisition which will provide Caledonian with 20% more factory capacity. It will also provide $25 million of incremental revenues at similar margins from two new market segments in the U.K.: healthcare and education. The additional capacity should be fully operational in 2008 allowing for further growth later in the year and the potential for another step change in revenues in 2009.

Finally, we closed 2007 with a strong balance sheet, including $135 million of cash. We are actively seeking commercial modular acquisitions in the U.S. as well as other international opportunities.

2008 marks Champion's 55th anniversary, and despite difficult conditions at home, our diversification efforts give us much to be optimistic about for the next 55 years.

Warm Regards,

WILLIAM C. GRIFFITHS
Chairman, President and
Chief Executive Officer

# Our Traditional Manufactured Housing Business


HUD

For 55 years Champion has been helping Americans realize their home ownership dreams and in 2007 our family of builders put over 15,000 homeowners into new, high quality manufactured homes.

Manufactured homes are constructed to building standards established by the U.S. Department of Housing and Urban Development, also known as the "HUD code." The homes are built in an enclosed factory setting, where materials and workmanship are sheltered from the effects of weather, and quality control is closely monitored and managed throughout the building process.

While manufactured homes have for many decades provided an affordable and efficient alternative to more expensive modular or site-constructed homes, the market has been hampered throughout most of the current decade by a lack of affordable, competitive consumer financing. And more recently, since the middle of 2006, the market has struggled along with the broader housing market as a result of excess site built housing inventory, slower existing home sales, and the effects more generally of tight credit markets.

We struggled to run our plants efficiently in 2007 as order rates fell sharply and our order backlogs diminished accordingly. Despite a number of plant closures, we ran at an average factory utilization rate of only 54% for the year.

Manufactured home industry shipments fell to a 45-year low in 2007, with just under 96,000 units shipped.

It was these trends several years ago that caused us to begin working in earnest to diversify our revenue base and, while still focused on improving our core manufactured housing business, become less reliant on it as a result of market conditions beyond our control.

Looking to 2008, we are optimistic that the market for manufactured housing will benefit from tightened credit markets for traditional mortgages and that, as a result, the affordability benefits of manufactured housing should lead to the beginning of a recovery in this market. As a market leader, Champion is well positioned to benefit when conditions stabilize and improve.

Manufactured Housing Industry Shipments
*(Homes Shipped in Thousands)*


400
300
200
100
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Wholesale Shipments (ex-FEMA) Estimated FEMA Shipments









# Growth + Diversification—

## Strength in Canadian Factory-Built Housing

Champion's Canadian operations have for some time operated under the brand name "Moduline Industries." With manufacturing facilities in Alberta and British Columbia, Moduline has been a successful and well-regarded participant in the western Canadian housing markets for many years.





Moduline's products are in tremendous demand today as a result of their relative affordability and our ability to rapidly and efficiently build them to meet the significant housing needs in support of western Canada's growing economy.

In fact, the four westernmost provinces of Canada, including Manitoba, Saskatchewan, Alberta and British Columbia, are home to North America's strongest housing markets today. Driven in large part by a natural resource based economy, western Canada is a center of robust economic activity, where shortages of labor and affordable housing are a major impediment today.

At the end of 2007, Champion increased its presence in this epicenter of housing activity through the acquisition of Canada's largest homebuilder, SRI Homes Inc. SRI has manufacturing facilities in Saskatchewan, Alberta and British Columbia, where it builds affordable housing for western Canada's workforce.

With the addition of SRI Homes, Champion claims a significant share of the housing market in western Canada, where we continue to look for ways to increase our capacity and manufacturing throughput. As Vancouver looks to the Winter Games in 2010, billions of dollars continue to be invested in Alberta's oil sands activities, and oil, natural gas and mining activities push Saskatchewan and Manitoba ahead throughout the remainder of the decade, we anticipate a robust market for housing for years to come.





## Exceeding Expectations in the United Kingdom

Champion's operations in the United Kingdom operate as Caledonian Building Systems, where we construct steel-framed modular buildings to service the custodial, military accommodation, hotel and high-density residential sectors of the U.K. commercial construction market.

Acquired in early 2006, Caledonian has exceeded our expectations for growth, profitability and cash flow generation. Caledonian's revenues grew over 135% from our run rate in 2006, to $281 million in 2007.

Founded in 1996, Caledonian's roots are in the custodial, or prison construction sector. While enjoying strong growth in our core prison business, we've also successfully developed and grown our presence in building accommodations for the U.K. Ministry of Defence, as well as the hotel and residential sectors.

In late 2006 we completed the construction of a 17-story apartment building in west London, a successful and well publicized project which marks Europe's tallest modular building to date. We continue to expand our engineering and construction capabilities looking for new and innovative ways to put modular technology to work in the commercial construction market, where speed of execution and quality of construction represent significant advantages for our customers.

To accommodate our growth, we added a fourth factory to our manufacturing base in late 2006, and continue to look for ways to expand our manufacturing capacity. We recently announced the

Caledonian Revenues and Margins


$300
$200
$100
$0
($ in millions)
15%
10%
5%
0%
$281
$91
6.2%
8.5%
2006
2007
Segment Revenues
Segment EBITA Margin

acquisition of Modular U.K. which adds a further 20% to our capacity and $25 million to our revenues. It also brings us a presence in two new and important segments of the commercial construction market—healthcare and education.

While it would be unreasonable to expect the rate of growth in 2008 to match 2007's pace, we continue to expect Caledonian to be a significant contributor to Champion's growth and diversification in the years ahead.





# Building Our Domestic Modular Business





As the nation's largest modular builder, Champion has proven that modular construction is a solution that gives builders and developers a faster, more cost-efficient alternative to traditional site built methods. Champion has participated in hundreds of projects throughout the country demonstrating that off-site modular construction is both effective and efficient.

Over the last five years we've tripled our domestic modular business, primarily distributing our products through our builder/developer customers. And over the next 5 years, we're planning to do even better. We're working to expand our modular business in several different ways.

First, we are investing heavily in programs to train our people and increase our penetration into the site built housing market. Modular housing isn't a product, it's a process. The advantages that our modular constructions techniques provide to a builder are significant, and we're working to expand our customer base across the U.S.

Second, we are focused on increasing our presence in the commercial modular construction market. We have the factory capacity and the manufacturing capability, and we're investing in the additional human resources needed to effectively compete in this market, such as sales and marketing, engineering, and project management. The commercial modular marketplace is a natural extension of our modular housing business, and an opportunity to further diversify our revenue base.



Finally, we will continue to drive growth through our acquisition strategy. The domestic modular markets, both commercial and residential, are comprised primarily of small businesses. We've had some success in the past, and are working to continue our growth through reinvestment of our strong free cash flows in modular construction assets domestically.

We believe that modular construction will take on an increasing role in the domestic construction markets over time, and Champion is leading the way.



# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**



# Form 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 29, 2007** **Commission File Number 1-9751**

# CHAMPION ENTERPRISES, INC.

*(Exact name of Registrant as specified in its charter)*

| **Michigan** | **38-2743168** |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **755 W. Big Beaver, Suite 1000, Troy, Michigan** | **48084** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**Registrant's telephone number, including area code:**
**(248) 614-8200**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, $1 par value | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant has been required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting Company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of the Common Stock held by non-affiliates of the Registrant as of June 30, 2007, based on the last sale price of $9.83 per share for the Common Stock on the New York Stock Exchange on such date, was approximately $746,524,713. As of February 22, 2008, the Registrant had 77,546,100 shares of Common Stock outstanding. For purposes of this computation, all officers and directors of the Registrant as of February 22, 2008 are assumed to be affiliates. Such determination should not be deemed an admission that such officers and directors are, in fact, affiliates of the Registrant.

**DOCUMENTS INCORPORATED BY REFERENCE**

| Document | Part of Form 10-K Report into which it is incorporated |
|---|---|
| Proxy Statement for Annual Shareholders' Meeting to be held May 7, 2008 . . . . . . . . . . . . . . . | III |

# Champion Enterprises, Inc.
# Form 10-K
# Fiscal Year End December 29, 2007

## Table of Contents

### PART I



### PART II



### PART III



### PART IV



### FINANCIAL SECTION

# PART I

## Item 1. *Business*

### *General*

Established in 1953, Champion Enterprises, Inc. and its subsidiaries (collectively, "we," "Champion," or the "Company") are a leading producer of factory-built housing in the United States and western Canada. We are also a leading producer of steel-framed modular buildings in the United Kingdom for use as prisons, military accommodations, hotels and residential units. As of December 29, 2007, our North American manufacturing operations (the "manufacturing segment") consisted of 29 homebuilding facilities in 15 states and three provinces in western Canada. As of December 29, 2007, our homes were sold through more than 2,000 independent sales centers, builders and developers across the U.S. and western Canada and also through our retail segment that operates 17 sales offices in California.

Factory-built housing in the United States is generally comprised of manufactured housing (also known as "HUD-code homes") and modular homes. During the past five years, the HUD-code industry has been affected by limited availability of consumer financing, tight consumer credit standards and other factors. Industry shipments of HUD-code homes in 2006 and 2005 included an estimated 4,000 homes and 21,000 homes, respectively, that were sold to the Federal Emergency Management Agency ("FEMA") in connection with its Hurricane Katrina relief efforts. Excluding homes sold to FEMA, annual industry shipments of HUD-code homes have averaged 119,000 homes during the last five years as compared to 373,000 homes in 1998. Industry shipments of HUD-code homes totaled 95,800 in 2007 compared to 117,500 in 2006, representing the lowest industry volume since 1961. Champion's sales of HUD-code homes in 2007 were 55% lower than in 2003. During 2007 and 2006, the broader U.S. housing market became more difficult, as evidenced by a 13% decline in 2006 new housing starts and an over 8% decline in 2006 existing home sales versus 2005 levels. In addition, inventories of unsold homes increased significantly in many markets in the U.S. Industry shipments of modular homes, which are more directly impacted by conditions in the traditional housing market, totaled an estimated 31,200 homes in 2007, an estimated decrease of 19% versus 2006. Champion's sales of modular homes in 2007, were 20% lower than its sales of modular homes in 2006 but were 40% higher than its modular sales in 2003.

Since the beginning of 2002, we have closed, idled, sold, or consolidated 30 manufacturing facilities and all of our retail operations except for our California-based retail segment, to eliminate under-performing operations and rationalize our operations and capacity for industry conditions. During 2005, we exited traditional manufactured housing retail operations by completing the sale of our remaining 42 traditional retail sales centers. The 66 retail sales locations that were sold or closed in 2005 and 2004, along with related administrative offices, are reported as discontinued operations for all periods presented herein.

For the past two years the housing market in western Canada has experienced strong growth. Sales of homes produced by our Canadian plants increased 17% in 2007 over 2006 after increasing 12% in 2006 over 2005. On December 21, 2007, we acquired substantially all the assets and the business of SRI Homes Inc., ("SRI") a leading producer of homes in western Canada. SRI operates three manufacturing plants with one each in the provinces of Alberta, British Columbia and Saskatchewan. This acquisition expanded our presence in one of the strongest housing markets in North America.

On April 7, 2006, we acquired Calsafe Group (Holdings) Limited and its operating subsidiary Caledonian Building Systems Limited ("Caledonian"), a leading modular manufacturer in the United Kingdom ("UK"). Our international manufacturing segment (the "international segment") is comprised solely of Caledonian, which currently operates four manufacturing facilities at one location in the UK. In 2007 our operations in the UK experienced significant growth resulting from a high volume of orders from the custodial (prison) and military segments of their market.

On July 31, 2006 we acquired certain of the assets and the business of North American Housing Corp. and an affiliate ("North American"). North American is a modular homebuilder that operates two homebuilding facilities in Virginia. This acquisition expanded our presence in the modular construction industry, particularly in the mid-Atlantic region of the U.S.

On March 31, 2006, we acquired Highland Manufacturing Company, LLC ("Highland"), a manufacturer of modular and HUD-code homes that operates one plant in Minnesota. This acquisition further expanded our presence in the modular construction industry and increased our manufacturing and distribution in several states previously under-served by us in the north central U.S.

***Segment Information***

Financial information about Champion's manufacturing, international and retail segments is included in Note 16 of "Notes to Consolidated Financial Statements" in Item 8 of this Report. All of our manufacturing segment operations are located in the United States except for five homebuilding facilities in western Canada. Our international segment is solely comprised of Caledonian's operations in the UK.

**Manufacturing segment**

***Products***

In 2007, our manufacturing segment sold 15,346 homes and units compared to 21,126 in 2006. Approximately 65.0% of the homes we produced in 2007 were constructed to building standards in accordance with the National Manufactured Home Construction and Safety Standards promulgated by the U.S. Department of Housing and Urban Development ("HUD-code homes" or "manufactured homes") compared to 72.6% in 2006. The HUD Code regulates manufactured home design and construction, strength and durability, fire resistance and energy efficiency. The remaining homes and units we produced were modular homes and units (23.9% in 2007 and 21.6% in 2006), were homes manufactured and sold in Canada (10.7% in 2007 and 5.4% in 2006) or were park models (0.4% in 2007 and 2006). Modular homes and units are designed and built to meet local building codes. Homes sold in Canada are constructed in accordance with applicable Canadian building standards. With the acquisition of SRI in December 2007, we expect the volume of future annual sales in Canada to increase significantly over the volume in 2007.

Champion produces a broad range of homes under various trade names and brand names and in a variety of floor plans and price ranges. While most of the homes we build are multi-section, ranch-style homes, we also build two-story homes, single-section homes, cape cod style homes and multi-family units such as townhouses, duplexes and triplexes. The single-family homes that we manufacture generally range in size from 400 to 4,000 square feet and typically include two to four bedrooms, a living room or family room, a dining room, a kitchen and two full bathrooms. In 2007 and 2006, we also produced commercial modular structures including two-story buildings, barracks for the U.S. military and other non-residential buildings.

We regularly introduce homes with new floor plans, exterior elevations, decors and features. Our corporate marketing and engineering departments work with our manufacturing facilities to design homes that appeal to local markets and consumers' changing tastes. We design and build homes with a traditional residential or site-built appearance through the use of dormers and higher pitched roofs. We also design and build energy efficient homes and most of our U.S. manufacturing facilities are qualified to produce "Energy Star®" rated homes.

Champion homes have won numerous awards during the past five years. In 2006, one of our homes won the National Modular Housing Council award for "Best New Home Design for a Production Modular Home Over 1,800 Square Feet." In 2005, one of our HUD-code concept models won the Manufactured Housing Institute ("MHI") award for "Best New Home Design for a Concept Manufactured Home 1,800 Square Feet or Less." Additionally, we were selected by *Country Living* magazine to build its Home of the Year in both 2006 and 2005.

During 2007, the average net selling price for our factory-built homes was $55,100, excluding delivery, and manufacturing sales prices ranged from $20,000 to over $150,000. Retail sales prices of the homes, without land, generally ranged from $25,000 to over $200,000, depending upon size, floor plan, features and options. During

2007, the average retail selling price for new homes sold to consumers by our retail segment was $191,700, including delivery, setup, accessories and lot improvements.

The chief components and products used in factory-built housing are generally of the same quality as those used by other housing builders, including conventional site-builders. These components include lumber, plywood, OSB, drywall, steel, vinyl floor coverings, insulation, exterior siding (vinyl, composites, wood and metal), windows, shingles, kitchen appliances, furnaces, plumbing and electrical fixtures and hardware. These components are presently available from a variety of sources and we are not dependent upon any single supplier. Prices of certain materials such as lumber, insulation, steel and drywall can fluctuate significantly due to changes in demand and supply. Additionally, availability of certain materials such as drywall and insulation are sometimes limited, resulting in higher prices and/or the need to find alternative suppliers. We generally have been able to pass higher material costs on to the retailers and builders/developers in the form of surcharges and price increases.

Most completed factory-built homes have cabinets, wall coverings and electrical, heating and plumbing systems. HUD-code homes also generally contain factory installed floor coverings, appliances and window treatments. Optional factory installed features include fireplaces, dormers, entertainment centers and skylights. Upon completion of the home at the factory, homes sold to retailers are transported to a retail sales center (stock orders) or directly to the home site (retail sold orders). Homes sold to builders and developers are generally transported directly to the home site. After the retail sale of a stock home to the consumer, the home is transported to the home site. At the home site, the home is placed on a foundation and readied for occupancy by setup contractors. The sections of a multi-section home are joined and the interior and exterior seams are finished at the home site. The consumer purchase of the home may also include retailer or contractor supplied items such as additional appliances, air conditioning, furniture, porches, decks and garages.

***Production***

We construct homes in indoor facilities using an assembly-line process employing generally 100 to 200 production employees at each facility. Manufactured homes are constructed in one or more sections (also known as floors) on a permanently affixed steel support frame that allows the section(s) to be moved through the assembly line and transported upon sale. The sections of many of the modular homes we produce are built on wooden floor systems and transported on carriers that are removed during placement of the homes at the home site. Each section or floor is assembled in stages, beginning with the construction of the frame and the floor, then adding the walls, ceiling and roof assembly, and other constructed and purchased components, and ending with a final quality control inspection. The efficiency of the assembly-line process, protection from the weather, and favorable pricing of materials resulting from our substantial purchasing power enables us to produce homes more quickly and often at a lower cost than a conventional site-built home of similar quality.

The production schedules of our homebuilding facilities are based upon customer (retailer and builder/developer) orders, which can fluctuate from week to week. Orders from retailers are generally subject to cancellation at any time without penalty and are not necessarily an indication of future business. Retailers place orders for retail stocking (inventory) purposes and for homebuyer orders. Before scheduling homes for production, orders and availability of financing are confirmed with our customer and, where applicable, their floor plan lender. Orders are generally filled within 90 days of receipt, depending upon the level of unfilled orders and requested delivery dates.

Although factory-built homes can be produced throughout the year in indoor facilities, demand for homes is usually affected by inclement weather and by the cold winter months in northern areas of the U.S. and in Canada. We produce homes to fill existing orders and, therefore, our manufacturing plants generally do not carry finished goods inventories except for homes awaiting delivery. Typically, a one to three-week supply of raw materials is maintained. Charges to transport homes increase with the distance from the factory to the retailer or home site. As a result, most of the retailers and builders/developers we sell to are located within a 500-mile radius of our manufacturing plants.

*Distribution*

Our factory-built homes are distributed through independent retailers, builders and developers, and our California-based retail segment. During 2007, approximately 82% of our manufacturing shipments were to approximately 1,800 independent retail locations throughout the U.S. and western Canada. As of December 29, 2007, approximately 850 of these independent retail locations were part of our Champion Home Center ("CHC") retailer program. Sales to independent CHC retailers accounted for approximately 65% of the homes we sold to independent retailers. We continually seek to increase our manufacturing shipments by expanding sales at our existing independent retailers and by finding new independent retailers to sell our homes.

As is common in the industry, our independent retailers may sell homes produced by other manufacturers in addition to those produced by the Company. Some independent retailers operate multiple sales centers. In 2007, no single independent retailer or distributor accounted for more than 2% of our manufacturing sales.

We also sell our homes directly to approximately 400 builders and developers through our Genesis Homes division and certain of our other homebuilding plants. In this distribution channel the builder/developer generally acquires the land, obtains the appropriate zoning, develops the land and builds the foundation for the home. We design, engineer and build the home. We, or the builder/developer, contract a crew to set or place the home on the foundation and to finish the home on site. The builder/developer may construct the garage, patio, and porches at the site and either sell the home directly to the consumer or through a realtor. The homes sold through builders/ developers may be placed in planned communities or subdivisions in suburban areas and rural markets. Certain of our builder/developer projects involve multi-family housing units.

*Market*

Factory-built housing competes with other forms of new housing such as site-built housing, panelized homes and condominiums and with existing housing such as pre-owned homes, apartments and condominiums. According to statistics published by the Institute for Building Technology and Safety ("IBTS") and the U.S. Department of Commerce, Bureau of the Census, for 2006 and for the five year period from 2002 through 2006, industry shipments of HUD-code homes accounted for an estimated 8% and 9%, respectively, of all new single-family housing starts and 10% and 11%, respectively, of all new single-family homes sold. Based on data reported by Statistical Surveys, Inc., total industry retail sales of new HUD-code homes in 2007 totaled approximately 87,000 homes, down 15% from the comparable period in 2006. Based on industry data published by the National Modular Housing Council, wholesale shipments of modular homes in 2006 fell 11.1% from 2005 levels. Additionally, modular homes sold in 2006 were approximately 25% of the factory-built housing market in 2006 compared to 23% in 2005.

The market for factory-built housing is affected by a number of factors, including the availability, cost and credit underwriting standards of consumer financing, consumer confidence, employment levels, general housing market and other economic conditions and the overall affordability of factory-built housing versus other forms of housing. In addition, demographic trends such as changes in population growth and competition affect demand for housing products. Interest rates and the availability of financing also influence the affordability of factory-built housing.

We believe the segment of the housing market in which manufactured housing is most competitive includes consumers with household incomes under $60,000. This segment has a high representation of young single persons and married couples, first time house buyers and elderly or retired persons. The comparatively low cost of manufactured homes attracts these consumers. People in rural areas, where fewer housing alternatives exist, and those who presently live in factory-built homes, also make up a significant portion of the demand for new factory-built housing. We believe higher-priced, multi-section manufactured homes and modular homes are attractive to households with higher incomes as an alternative to apartments, site-built homes and condominiums.

In the past, a number of factors have restricted demand for factory-built housing, including, in some cases, less-favorable financing terms compared to site-built housing, the effects of restrictive zoning on the availability of certain locations for home placement and, in some cases, an unfavorable public image. Certain of these adverse factors have lessened considerably in recent years with the improved quality and appearance of factory-built housing.

### *Competition*

The factory-built housing industry is highly competitive at both the manufacturing and retail levels, with competition based upon several factors including price, product features, reputation for service and quality, and retail customer financing. Capital requirements for entry into the industry are relatively low.

According to MHI, in December 2007, there were 65 producers of manufactured homes in the U.S. operating an estimated 196 production facilities. For the first six months of 2007 and for 12 months of 2006 the top 5 companies had a combined market share of HUD-code homes of approximately 64% and 57%, respectively, according to data published by MHI. According to information obtained from MHI, there were approximately 7,000 industry retail locations throughout the U.S. in 2006.

Based on industry data reported by IBTS, in 2007 our U.S. wholesale market share of HUD-code homes sold was 10.4%, compared to 13.1% in 2006, including homes sold to FEMA in 2006. Based on industry data published by MHI, we estimate our share of the modular home market in 2007 and 2006 to be approximately 12%.

### *Floor Plan Financing*

Independent retailers of factory-built homes generally finance their inventory purchases from manufacturers with floor plan financing provided by third party lending institutions and secured by a lien on the homes. The availability and cost of floor plan financing can affect the amount of retailer new home inventory, the number of retail sales centers and related wholesale demand. During the past five years, there has been consolidation among the major national floor plan lenders, and a number of local and regional banks have entered the market or increased lending volumes.

Over 50% of our sales to independent retailers are financed by the retailers under floor plan agreements. In accordance with trade practice, we generally enter into repurchase agreements with the major lending institutions providing floor plan financing, as is more fully described in Note 1 of "Notes to Consolidated Financial Statements" in Item 8 of this Report and in "Contingent Repurchase Obligations — Manufacturing Segment" in Item 7 of this Report. We generally receive payment from the lending institution five to fifteen days after a home is sold and invoiced to an independent retailer.

### *Consumer Financing*

The number of factory-built homes that are sold to consumers and related wholesale demand are significantly affected by the availability, credit underwriting standards, loan terms and cost of consumer financing. Two basic types of consumer financing are available to purchasers of factory-built homes: home-only or personal property loans for purchasers of only the home (generally HUD-code homes), and real estate mortgages for purchasers of the home and land on which the home is placed. The majority of modular homes are financed with conventional real estate mortgages. Loose credit standards for home-only loans in the mid to late 1990s led to a high number of repossessions of manufactured homes from consumers during the early part of this decade. The poor performance of portfolios of manufactured housing home-only consumer loans in those years made it difficult for industry consumer finance companies to obtain long-term capital in the asset-backed securitization market, which had previously been a significant source of long-term capital for originators of such loans. As a result, consumer finance companies curtailed their industry lending and some exited the manufactured housing market. Since 2000, many consumer lenders tightened credit underwriting standards and loan terms and increased interest rates for home-only loans to purchase manufactured homes, which reduced lending volumes and resulted in lower industry sales volumes. Additionally, during those years the industry saw a number of traditional real estate mortgage lenders tighten terms or discontinue financing for manufactured housing as a result, in part, of program changes by the traditional buyers of conforming mortgage loans, primarily Fannie Mae and Freddie Mac.

## International segment

### *Products*

Our international manufacturing segment (the "international segment") is comprised of Caledonian, which was acquired in April 2006 and currently operates four manufacturing facilities at one location in the UK.

Caledonian is a leading modular manufacturer in the UK that constructs steel-framed modular buildings for use as prisons, military accommodations, hotels and residential units. Caledonian's steel-framed modular technology allows for multi-story construction, which is a key advantage over wood-framed construction techniques. We believe that Caledonian is the largest off-site producer of permanent modular buildings in the UK in terms of total annual revenues.

Caledonian specializes in the design, manufacture and construction of permanent, multi-story buildings using off-site modular construction and may operate as the general contractor for a project or as a sub-contractor. Most Caledonian projects involve total revenue from $2 million to $50 million. Caledonian has key framework agreements in place with its major customers, which include Her Majesty's Prison Service and, through a third-party prime contractor, the UK Ministry of Defence ("MoD"), among others.

Since 1996, Caledonian has constructed almost 17,000 accommodation rooms, of which 7,500 have been custodial (prison) units and 6,000 have been military units. The remaining balance of 3,500 rooms includes hotels and residential units. Caledonian-produced modular buildings have included a 420 unit complete prison; a ten-story 612 unit student accommodation building; many three and four-story, military accommodation buildings of typically 50 to 150 bedrooms; and a six-story, 108 unit hotel. In 2006, Caledonian completed a 1,000 unit student and key worker accommodation complex that was comprised of six buildings including two 12-story buildings and one 17-story building. The 17-story building is believed to be the tallest modular building constructed in Europe.

Projects are designed to maximize the amount of work that can be performed at the factory thereby minimizing the amount of work at the construction site. This allows for rapid construction of the building with less manpower and material at the site and in about one-half the time versus traditional construction. Reduced site time and manpower is especially important to clients with higher security requirements such as prisons and military bases.

The structures are engineered to provide a 60 to 100-year design life. The buildings are compliant with required codes and regulations including UK and Irish building regulations and fire certification, Part "E" (sound insulation), and Part "L" (thermal performance). Some structures also comply with Counter Terrorist Measures and MoD Standards. Caledonian has also obtained LANTAC (local authority type approval), Zurich and NHBC (National House Builders Confederation) accreditations.

***Production and construction***

Each of Caledonian's four plants employs approximately 70 production workers. Subcontractors are used for various production functions, including electrical and plumbing work, both in the factory and at construction sites.

The modules produced are created from welded steel frames using hot rolled steel beams to create the basic frame (top, bottom and vertical supports) and cold rolled steel elements for the joists and wall studs. The frames are manufactured with lifting points to facilitate craning the modules into place at the construction site and "fixing" points, if required, to facilitate the attachment of exterior cladding at the site. After completion of the frame the unit is moved to a position in the plant where it will be completed without further movement. Workers clad the steel floors with either wood boards, cement particle boards or concrete and the ceilings and interior walls are clad with sheetrock. Insulation, plumbing, wiring, windows, doors, bathroom components and cabinets are added as required. Each module may contain up to four living units (bedrooms or cells). Each factory can complete up to four modules per day. The completed modules are wrapped in protective plastic sheeting and set in the yard to await shipping.

Site groundwork and foundation work are planned and coordinated with the production schedule to minimize the total length of the construction process. Completed modules are delivered to the building site and erected with a mobile crane. Individual modules are welded or bolted together to ensure correct positioning and structural continuity. Modules can generally be erected at a rate of eight per day. Central corridors are created during this process. Once inter-connected, the modules form the full structure of the building. Wiring and plumbing between modules is connected on site and interiors are finished by completing the flooring and decors. Traditional steel and concrete construction techniques may be employed for non-modular areas to meet design specifications. Exterior cladding or brick work and the roof are added on site to complete the building structure.

### *Market and competition*

Caledonian competes in the UK custom modular industry, which also competes with traditional commercial builders in the construction of permanent, multi-story buildings. The custom modular market in the UK has estimated total annual sales of over $2 billion. There are several large competitors in the UK custom modular market, but Caledonian is the only modular builder that focuses solely on the custom market. Caledonian competes in four segments of this market: prisons, military accommodations, hotels and residential. Caledonian establishes key relationships in these segments and generally trades under long-term framework agreements. Under these framework agreements Caledonian is a principal supplier of modular prison units to Her Majesty's Prison Service and currently the sole supplier of modular military accommodations to MoD's Single Living Accommodation Modernization ("SLAM") program. Caledonian is one of five or more suppliers of modular accommodation to MoD outside of SLAM. Caledonian has also developed key relationships in the hotel and residential segments. Funding for projects in the prison and military segments is dependent on government budgets. Hotel and residential projects are dependent upon private sector funding that is influenced by general economic and other factors.

## Retail segment

During 2005, we divested of our remaining traditional retail sales centers. Our ongoing retail operations currently consist of 17 sales offices in California that specialize in replacing older homes within manufactured housing communities with new manufactured homes. Our sales agents locate vacant spaces and spaces to be renovated in local communities, secure the space and order a new home from a manufacturer, primarily Champion plants. The homes are placed on the leased sites and independent contractors are engaged to set up the home and make site and home improvements such as decks, porches, landscaping and air conditioning. Of the total new homes sold by the retail segment in 2007, 88.0% were Champion-produced, compared to 85.9% in 2006. Champion-produced homes purchased by our retail segment in 2007 and 2006 accounted for 2.0% and 2.7%, respectively, of the total homes sold by our manufacturing segment.

The sales offices are located in leased premises, from which the home acquisition, site preparation, set up, improvements and sales processes are managed. Our sales agents meet with and show potential buyers the homes. During the sale process our sales offices may assist the homebuyer with finding financing for the purchase and with insurance needs. The sales offices may also arrange for any special improvements, add-ons and amenities required by the homebuyer.

### *Relationship with our Employees*

At December 29, 2007, we had approximately 6,500 employees. We deem our relationship with our employees to be generally good. Currently, our five manufacturing facilities in Canada employ approximately 1,200 workers, of which 900 are subject to collective bargaining agreements, one that expired in November 2007 and the others that expire in June 2008, November 2008, June 2009 and December 2010. Negotiations are progressing on replacing the agreement that expired in November 2007. Caledonian entered into a voluntary recognition agreement with a labor union during the second quarter of 2006 covering approximately 200 production employees.

The workforce of approximately 150 employees at one of our U.S. manufacturing plants voted to unionize in 2001 but petitioned in April 2002 to withdraw from the union. On January 17, 2003, an Administrative Law Judge of the National Labor Relations Board ("NLRB") made findings that we had engaged in unfair labor practices and therefore set aside the employees' April 2002 formal petition to end union representation. In August 2007, a three-judge panel of the NLRB issued a ruling that the Company had lawfully withdrawn recognition in 2002. The Union did not appeal this decision and the unit has been decertified.

### *Executive Officers of the Company*

*Our executive officers, their ages, and the position or office held by each, are as follows:*

| Name | Age | Position or Office |
|---|---|---|
| William C. Griffiths | 56 | Chairman of the Board of Directors, President and Chief Executive Officer |
| Phyllis A. Knight | 45 | Executive Vice President, Treasurer and Chief Financial Officer |
| Roger K. Scholten | 53 | Senior Vice President, General Counsel and Secretary |
| Jeffrey L. Nugent | 61 | Vice President, Human Resources |
| Richard P. Hevelhorst | 60 | Vice President and Controller |

The executive officers serve at the pleasure of our Board of Directors.

Mr. Griffiths became President and Chief Executive Officer of Champion Enterprises, Inc. on August 1, 2004 and was elected Chairman of the Board of Directors in March 2006. Previously, since 2001 Mr. Griffiths was employed by SPX Corporation, a global multi-industry company, located in Charlotte, North Carolina, where he was President-Fluid Systems Division. From 1998 to 2001, Mr. Griffiths was President-Fluid Systems Division at United Dominion Industries, Inc., which was acquired by SPX Corporation in 2001.

Mrs. Knight joined Champion in 2002 after leaving Conseco Finance Corp. where since 1994 she served in various executive positions, including Senior Vice President and Treasurer and, most recently, was President of its Mortgage Services Division.

Mr. Scholten joined the Company in October 2007. Mr. Scholten was employed by Maytag Corporation since 1981, where most recently he was General Counsel and Senior Vice President.

Mr. Nugent joined Champion in September 2004 as Vice President, Human Resources. Previously, since 2001 Mr. Nugent was employed by SPX Corporation where he was Vice President-Fluid Systems Division and for the prior ten years as Vice President, Human Resources for segments of its predecessor, United Dominion Industries, Inc.

Mr. Hevelhorst joined Champion in 1995 as Controller and was promoted to the position of Vice President and Controller in 1999.

### *Available Information*

Champion's main website is www.championhomes.com. Champion's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to all such reports and statements are made available via its website free of charge as soon as reasonably practicable after such reports are filed with, or furnished to, the Securities and Exchange Commission ("SEC").

Champion's Code of Ethics, Corporate Governance Guidelines, Lead Independent Director Charter, Audit and Financial Resources Committee Charter, Compensation and Human Resources Committee Charter and Nominating and Corporate Governance Committee Charter are also posted on its website. The information on the Company's website is not part of this or any other report that Champion files with, or furnishes to, the SEC.

Additionally, the public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

## Item 1A. *Risk Factors*

### *Forward-Looking Statements*

Certain statements contained in this Report, including our ability to introduce new homes and new floor plans, our ability to pass various costs on to our customers, the availability and cost of raw materials, expanding shipments and sales, our status as a principal supplier to certain of our customers, our relationship with our employees, the outcome of legal proceedings or claims, our strategy to diversify, our ability to generate U.S. pretax income, compliance with the covenants in our credit facilities and the impact of our inability to do so, changes to our capital structure, our expected capital expenditures, the impact of contingent repurchase obligations and other contingent liabilities or obligations on the results of our operations, the adequacy of our cash flow from operations to fund capital expenditures, could be construed to be forward-looking statements within the meaning of U.S. federal securities laws. In addition, Champion or persons acting on our behalf may from time to time publish or communicate other items that could also be construed to be forward-looking statements. Statements of this sort are, or will be, based on the Company's then current estimates, assumptions and projections and are subject to risks and uncertainties, including those specifically listed below that could cause actual results to differ materially from those included in the forward-looking statements. The Company does not undertake to update its forward-looking statements or risk factors to reflect future events or circumstances. The following risk factors could affect the Company's operating results.

***Significant debt — Our significant debt could limit our ability to obtain additional financing, require us to dedicate a substantial portion of our cash flows from operations for debt service and prevent us from fulfilling our debt obligations. If we are unable to pay our debt obligations when due, we could be in default under our debt agreements and our lenders could accelerate our debt or take other actions which could restrict our operations.***

As discussed in Note 5 of the "Notes to Consolidated Financial Statements" in Item 8 of this Report, we have a significant amount of debt outstanding, which consists primarily of term loans due in 2012, a note payable due at the end of 2008, and Convertible Senior Notes (the "Convertible Notes) due in 2037. Holders of the Convertible Notes may require us to repurchase the Notes if we are involved in certain types of corporate transactions or other events constituting a fundamental change and have the right to require us to repurchase all or a portion of their Notes on November 1 of 2012, 2017, 2022, 2027 and 2032. We have the right to redeem the Convertible Notes, in whole or in part, for cash at any time after October 31, 2012. We may incur additional debt to finance acquisitions or for other purposes. This indebtedness could, among other things:

- limit our ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service requirements, surety bonds, or other requirements;
- require us to dedicate a substantial portion of our cash flows from operations to the payment of principal and interest on our indebtedness and reduce our ability to use our cash flows for other purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we compete;
- place us at a competitive disadvantage to competitors with less indebtedness; and
- make us more vulnerable in the event of a further downturn in our business or in general economic conditions.

Our business may not generate cash flows from operations in amounts sufficient to pay our debt or to fund other liquidity needs. The factors that affect our ability to generate cash can also affect our ability to raise additional funds through the sale of equity securities, the refinancing of debt or the sale of assets.

We may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of our debt on commercially reasonable terms or at all. If we are unable to refinance our debt obligations, we could be in default under our debt agreements and our lenders could accelerate our debt or take other actions that could restrict our operations.

***Fluctuations in operating results* — *The cyclical and seasonal nature of the North American housing market has caused our sales and operating results to fluctuate. These fluctuations may continue in the future, which could result in operating losses during downturns.***

The North American housing market is highly cyclical and is influenced by many national and regional economic and demographic factors, including:

- terms and availability of financing for homebuyers and retailers;
- consumer confidence;
- interest rates;
- population and employment trends;
- income levels;
- housing demand; and
- general economic conditions, including inflation, and recessions.

In addition, the factory-built housing industry is affected by seasonality. Sales during the period from March to November are traditionally higher than in other months. As a result of the foregoing factors, our sales and operating results fluctuate, and we expect that they will continue to fluctuate in the future. Moreover, we may experience operating losses during cyclical and seasonal downturns in the housing market.

***Consumer financing availability* — *Tight credit standards and loan terms, curtailed lending activity, and increased interest rates among consumer lenders could reduce our sales. If consumer financing were to become further curtailed, our sales could decline and our operating results and cash flows could suffer.***

The consumers who buy our homes have historically secured consumer financing from third party lenders. The availability, terms and costs of consumer financing depend on the lending practices of financial institutions, governmental regulations and economic and other conditions, all of which are beyond our control. A consumer seeking to finance the purchase of a manufactured home without land will generally pay a higher interest rate and have a shorter loan term than a consumer seeking to finance the purchase of land and the home. Manufactured home consumer financing is at times more difficult to obtain than financing for site-built and modular homes. Between 1999 and 2003, consumer lenders tightened the credit underwriting standards and loan terms and increased interest rates for loans to purchase manufactured homes, which reduced lending volumes and caused our sales to decline.

The poor performance of portfolios of manufactured housing consumer loans in past years has made it more difficult for industry consumer finance companies to obtain long-term capital. As a result, consumer finance companies have curtailed their industry lending and many have exited the manufactured housing market. Additionally, the industry has seen certain traditional real estate mortgage lenders tighten terms or discontinue financing for manufactured housing.

If consumer financing for manufactured homes were to be further curtailed, we would likely experience sales declines and our operating results and cash flows would suffer.

***Floor plan financing availability* — *A reduction in floor plan credit availability or tighter loan terms to our independent retailers could cause our manufacturing sales to decline. As a result, our operating results and cash flows could suffer.***

Independent retailers of our manufactured homes generally finance their inventory purchases with floor plan financing provided by lending institutions. Reduced availability of floor plan lending or tighter floor plan terms may affect our independent retailers' inventory levels of new homes, the number of retail sales centers and related wholesale demand. As a result, we could experience manufacturing sales declines or a higher level of retailer defaults and our operating results and cash flows could suffer.

***Contingent liabilities — We have, and will continue to have, significant contingent repurchase obligations and other contingent obligations, some of which could become actual obligations that we must satisfy. We may incur losses under these contingent repurchase obligations or be required to fund these or other contingent obligations that would reduce our cash flows.***

In connection with a floor plan arrangement for our manufacturing shipments to independent retailers, the financial institution that provides the retailer financing customarily requires us to enter into a separate repurchase agreement with the financial institution. Under this separate agreement, generally for a period up to 18 months from the date of our sale to the retailer, upon default by the retailer and repossession of the home by the financial institution, we are generally obligated to purchase from the lender the related floor plan loan or the home at a price equal to the unpaid principal amount of the loan, plus certain administrative and handling expenses, reduced by the cost of any damage to the home and any missing parts or accessories. Our estimated aggregate contingent repurchase obligation at December 29, 2007 was significant and included significant contingent repurchase obligations relating to our largest independent retail customers. For additional discussion see "Contingent Repurchase Obligations — Manufacturing Segment" in Item 7 and Note 13 of "Notes to Consolidated Financial Statements" in Item 8 of this Report. We may be required to honor some or all of our contingent repurchase obligations in the future, which would result in operating losses and reduced cash flows.

At December 29, 2007, we also had contingent obligations related to surety bonds and letters of credit. For additional detail and discussion, see "Liquidity and Capital Resources" in Item 7 of this Report. If we were required to fund a material amount of these contingent obligations, we would have reduced cash flows and could incur losses.

***Dependence upon independent retailers — If we are unable to establish or maintain relationships with independent retailers who sell our homes, our sales could decline and our operating results and cash flows could suffer.***

During 2007, approximately 82% of our manufacturing shipments of homes were made to independent retail locations throughout the United States and western Canada. As is common in the industry, independent retailers may sell manufactured homes produced by competing manufacturers. We may not be able to establish relationships with new independent retailers or maintain good relationships with independent retailers that sell our homes. Even if we do establish and maintain relationships with independent retailers, these retailers are not obligated to sell our manufactured homes exclusively, and may choose to sell our competitors' homes instead. The independent retailers with whom we have relationships can cancel these relationships on short notice. In addition, these retailers may not remain financially solvent, as they are subject to the same industry, economic, demographic and seasonal trends that we face. If we do not establish and maintain relationships with solvent independent retailers in the markets we serve, sales in those markets could decline and our operating results and cash flows could suffer.

***Cost and availability of raw materials — Prices of certain materials can fluctuate significantly and availability of certain materials may be limited at times.***

Prices of certain materials such as lumber, insulation, steel, and drywall can fluctuate significantly due to changes in demand and supply. Additionally, availability of certain materials such as drywall and insulation may be limited at times resulting in higher prices and/or the need to find alternative suppliers. We generally have been able to maintain adequate supplies of materials and to pass higher material costs on to our customers in the form of surcharges and base price increases. However, it is not certain that future price increases can be passed on to our customers without affecting demand or that limited availability of materials will not impact our production capabilities.

***Effect on liquidity — Industry conditions and our operating results have limited our sources of capital in the past. If we are unable to locate suitable sources of capital when needed we may be unable to maintain or expand our business.***

We depend on our cash balances, our cash flows from operations and our senior secured credit agreement, as amended, (the "Credit Agreement") to finance our operating requirements, capital expenditures and other needs. The downturn in the manufactured housing industry, combined with our operating results and other changes, has limited our sources of financing in the past. If our cash balances, cash flows from operations, and availability under our revolving credit facility are insufficient to finance our operations and alternative capital is not available, we may not be able to expand our business and make acquisitions, or we may need to curtail or limit our existing operations.

We have a significant amount of surety bonds and letters of credit representing collateral for our casualty insurance programs and for general operating purposes which are backed by our Credit Agreement . For additional detail and information concerning the amounts of our surety bonds and letters of credit, see Note 13 of "Notes to Consolidated Financial Statements" in Item 8 of this Report. The inability to retain our current letter of credit and surety bond providers, to obtain alternative bonding or letter of credit sources or to retain our current Credit Agreement to support these programs could require us to post cash collateral, reduce the amount of cash available for our operations or cause us to curtail or limit existing operations.

***Competition — The factory-built housing industry is very competitive. If we are unable to effectively compete, our growth could be limited, our sales could decline and our operating results and cash flows could suffer.***

The factory-built housing industry is highly competitive at both the manufacturing and retail levels, with competition based, among other things, on price, product features, reputation for service and quality, merchandising, terms of retailer promotional programs and the terms of consumer financing. Numerous companies produce factory-built homes in our markets. Some of our manufacturing competitors have captive retail distribution systems and consumer finance operations. In addition, there are independent factory-built housing retail locations in most areas where independent retailers sell our homes and in California where we have retail operations. Because barriers to entry to the industry at both the manufacturing and retail levels are low, we believe that it is relatively easy for new competitors to enter our markets. In addition, our products compete with other forms of low to moderate-cost housing, including site-built homes, panelized homes, apartments, townhouses and condominiums. If we are unable to effectively compete in this environment, our manufacturing shipments and retail sales could be reduced. As a result, our sales could decline and our operating results and cash flows could suffer.

***Zoning — If the factory-built housing industry is not able to secure favorable local zoning ordinances, our sales could decline and our operating results and cash flows could suffer.***

Limitations on the number of sites available for placement of manufactured homes or on the operation of manufactured housing communities could reduce the demand for manufactured homes and our sales. Manufactured housing communities and individual home placements are subject to local zoning ordinances and other local regulations relating to utility service and construction of roadways. In the past, some property owners have resisted the adoption of zoning ordinances permitting the use of manufactured homes in residential areas, which we believe has restricted the growth of the industry. Manufactured homes may not receive widespread acceptance and localities may not adopt zoning ordinances permitting the development of manufactured home communities. If the manufactured housing industry is unable to secure favorable local zoning ordinances, our sales could decline and our operating results and cash flows could suffer.

***Dependence upon executive officers and other key personnel — The loss of any of our executive officers or other key personnel could reduce our ability to manage our businesses and achieve our business plan, which could cause our sales to decline and our operating results and cash flows to suffer.***

We depend on the continued services and performance of our executive officers and other key personnel. If we lose the service of any of our executive officers or other key personnel, it could reduce our ability to manage our businesses and achieve our business plan, which could cause our sales to decline and our operating results and cash flows to suffer.

***Restrictive covenants — The terms of our debt place operating restrictions on us and our subsidiaries and contain various financial performance and other covenants with which we must remain in compliance. If we do not remain in compliance with these covenants, certain of our debt facilities could be terminated and the amounts outstanding thereunder could become immediately due and payable.***

The documents governing the terms of our Credit Agreement contain financial and non-financial covenants that place restrictions on us and our subsidiaries. The terms of this agreement include covenants that allow for a maximum leverage limit, require minimum levels of interest coverage and fixed charge coverage that, to varying degrees, restrict our and our subsidiaries' ability to:

- make capital investments;
- engage in new lines of business;
- incur indebtedness, contingent liabilities, guarantees, and liens;
- pay dividends or issue common stock;
- redeem or refinance existing indebtedness;
- redeem or repurchase common stock and redeem, repay or repurchase subordinated debt;
- make investments in subsidiaries that are not subsidiary guarantors;
- enter into joint ventures;
- sell certain assets or enter into sale and leaseback transactions;
- acquire, consolidate with, or merge with or into other companies; and
- enter into transactions with affiliates.

If we fail to comply with any of these covenants, the lenders could cause our debt to become due and payable prior to maturity, or result in refinancing the related indebtedness under unfavorable terms. If our debt were accelerated, our assets might not be sufficient to repay our debt in full. As of December 29, 2007, we were in compliance with all Credit Agreement covenants.

In addition, our Credit Agreement contains provisions that require us, under certain circumstances, to use a significant portion of our Excess Cash Flow (as defined) to repay outstanding balances under the facility if our Excess Cash Flow is not reinvested in the year it is generated, as required under the agreement. As a result, our ability to execute our growth and diversification strategies could be limited.

For additional detail and discussion concerning these financial covenants see "Liquidity and Capital Resources" in Item 7 of this Report.

***Our potential inability to integrate acquired operations could have a negative effect on our expenses and results of operations.***

In the past, we have grown through strategic acquisitions and we may engage in strategic acquisitions in the future to strengthen and expand our operating capabilities and further diversify our revenue base. The full benefits of these acquisitions, however, require integration of manufacturing, administrative, financial, sales, and marketing approaches and personnel. If we are unable to successfully integrate these acquisitions, we may not realize the benefits of the acquisitions, and our financial results may be negatively affected. Completed acquisitions may also lead to significant unexpected liabilities above and beyond the level of available indemnities contained in the purchase agreements.

*Potential Dilution* — ***Conversions by holders of our convertible securities and potential capital, debt reduction, or acquisition transactions effected with issuances of our common stock could result in dilution and impair the price of our common stock.***

We currently have $180 million of 2.75% Convertible Notes outstanding. The Convertible Notes are convertible into approximately 8.6 million shares or more of our common stock, depending on the market price of our common stock near the conversion date. To the extent that holders convert their Convertible Notes into shares of the Company's common stock, other common shareholders would experience dilution in their percentage ownership interests.

To the extent we decide to reduce debt obligations or finance investments through the issuance of common stock or instruments convertible into common stock, our then existing common shareholders could experience dilution in their percentage ownership interests. We may seek additional sources of capital and financing in the future or issue securities in connection with retiring our outstanding indebtedness or making acquisitions, the terms of which could result in additional dilution.

***Potential impairment charges — We have a significant amount of goodwill, amortizable intangible assets, deferred tax assets and property, plant and equipment which are subject to periodic review and testing for impairment.***

A significant portion of our total assets at December 29, 2007 were comprised of goodwill, amortizable intangible assets, deferred tax assets and property, plant and equipment. Under generally accepted accounting principles each of these assets is subject to periodic review and testing to determine whether the asset is recoverable or realizable. These tests require projections of future cash flows and estimates of fair value of the assets. Unfavorable trends in the industries in which we operate or in our operations can affect these projections and estimates. Significant impairment charges, although not affecting cash flow, could have a material effect on our operating results and financial position.

***Operations in the UK — We have a significant investment in the UK. We depend upon a few individually significant customers in our international segment. If we are unable to maintain relationships with our significant customers, our sales could decline and our operating results and cash flows could suffer. A reduction in government funding to our major customers, our inability to effectively compete in the UK or unfavorable changes in exchange rates could adversely affect the value of our investment in the UK and could significantly impact our UK revenues and earnings.***

During 2007, approximately 82% of our international segment sales were, either directly or indirectly, to two large public sector (government) customers. If we are unable to maintain relationships with these customers or establish suitable replacement customer relationships, our operating results and cash flows could suffer. Caledonian's two major customers rely on government funding for construction projects. Reduction in government funding to either of these two customers or unfavorable changes in the markets for hotels and residential structures could significantly impact Caledonian's revenues and earnings.

The commercial construction market in the UK is very competitive. If we are unable to effectively compete in this environment our revenues and earnings could suffer. Additionally, unfavorable changes in foreign exchange rates could adversely affect the value of our investment in this business.

**Item 1B.** ***Unresolved Staff Comments***

**None**

**Item 2.** ***Properties***

All of our North American manufacturing facilities are one story with concrete floors and wood and steel superstructures and generally range from 80,000 to 150,000 square feet. Our four manufacturing plants in the UK range from 80,000 to 100,000 square feet. We own all of our manufacturing facilities except as noted in the table below. We also own substantially all of the machinery and equipment used in our manufacturing facilities. We believe our plant facilities are generally well maintained and provide ample capacity to meet expected demand.

The following table sets forth certain information with respect to the 29 homebuilding facilities we were operating as of December 29, 2007 in the United States and Canada and the four manufacturing facilities in the United Kingdom ("UK"). On February 8, 2008, our Henry, TN plant was destroyed by fire. All of the North American facilities are assembly-line operations.

| Location | Facility |
|---|---|
| United States | |
| Arizona | Chandler* |
| California | Corona** |
| | Lindsay |
| | Woodland** |
| Colorado | Berthoud |
| Florida | Bartow* |
| | Lake City *** |
| Idaho | Weiser |
| Indiana | LaGrange |
| | Topeka (2 plants) |
| Minnesota | Worthington |
| Nebraska | York |
| New York | Sangerfield**** |
| North Carolina | Lillington |
| | Salisbury |
| Oregon | Silverton |
| Pennsylvania | Claysburg |
| | Ephrata |
| | Strattanville |
| Tennessee | Henry***** |
| Texas | Burleson |
| Virginia | Boones Mill |
| | Front Royal |
| Canada | |
| Alberta | Medicine Hat |
| | Lethbridge* |
| British Columbia | Penticton |
| | Winfield* |
| Saskatchewan | Estevan |
| United Kingdom | |
| Nottinghamshire | Newark (4 plants, 2 owned and 2 leased**) |

* Includes leased land.

** Operating lease.

*** Includes facility leased under a capital lease and leased land.

**** Facility leased under a capital lease.

***** Destroyed by fire in February 2008

Substantially all of the U.S. manufacturing facilities we own are encumbered under first mortgages securing our Credit Agreement. Two of the facilities are encumbered under industrial revenue bond financing agreements and one facility is encumbered under a capital lease.

At December 29, 2007, we also owned 16 idle manufacturing facilities in 6 states. Eight of these idle facilities are permanently closed and are generally for sale.

At December 29, 2007, our retail segment headquarters and 17 retail sales offices in California were leased under operating leases. Sales office lease terms generally range from monthly to five years. Our executive offices, which are located in Troy, Michigan, and other miscellaneous offices and properties, are also leased under operating leases. The lease term for our executive offices is ten years.

**Item 3.** ***Legal Proceedings***

In the ordinary course of business, we are involved in routine litigation incidental to our business. This litigation arises principally from the sale of our products and in various governmental agency proceedings arising from occupational safety and health, wage and hour, and similar employment and workplace regulations. In the opinion of management, none of these matters presently pending are expected to have a material adverse effect on our overall financial position or results of operations.

**Item 4.** ***Submission of Matters to a Vote of Security Holders***

There were no matters submitted to a vote of Champion's security holders during the fourth quarter of 2007.

## PART II

**Item 5.** ***Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities***

Champion's common stock is listed on the New York Stock Exchange as ChampEnt and has a ticker symbol of "CHB". The high and low sale prices per share of the common stock as reported by Yahoo! Finance for each quarter of 2007 and 2006 were as follows:

| | High | Low |
|---|---|---|
| **2007** | | |
| 1st Quarter | $10.34 | $ 7.18 |
| 2nd Quarter | 12.00 | 8.63 |
| 3rd Quarter | 12.74 | 8.80 |
| 4th Quarter | 14.59 | 7.84 |
| **2006** | | |
| 1st Quarter | $16.15 | $12.90 |
| 2nd Quarter | 16.50 | 9.12 |
| 3rd Quarter | 10.73 | 5.04 |
| 4th Quarter | 10.28 | 6.73 |

As of February 22, 2008, the Company had approximately 4,800 shareholders of record and approximately 7,300 beneficial holders.

We have not paid cash dividends on our common stock since 1974 and do not plan to pay cash dividends on our common stock in the near term. As discussed in Note 5 of "Notes to Consolidated Financial Statements" in Item 8 of this Report, our Credit Agreement contains a covenant that limits our ability to pay dividends.

The graph below compares the cumulative five-year shareholder returns on Company Common Stock to the cumulative five-year shareholder returns for (i) the S&P 500 Stock Index and (ii) an index of peer companies selected by the Company. The peer group is composed of seven publicly traded manufactured housing companies, which were selected based on similarities in their products and their competitive position in the industry. The companies comprising the peer group are Cavalier Homes, Inc., Cavco Industries, Inc., Fleetwood Enterprises, Inc., Nobility Homes, Inc., Palm Harbor Homes, Inc., Skyline Corporation and Coachmen Industries, Inc.


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$500
$400
$300
$200
$100
$0
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
CHAMPION ENTERPRISES, INC.
S&P 500 INDEX
PEER GROUP

**INDEXED RETURNS**
**Years Ending**

| Company Name/Index | Base Period Dec 02 | Dec 03 | Dec 04 | Dec 05 | Dec 06 | Dec 07 |
|---|---|---|---|---|---|---|
| Champion Enterprises, Inc. | 100 | 240.89 | 406.19 | 468.04 | 321.65 | 321.31 |
| S&P 500 Index | 100 | 126.63 | 138.44 | 142.60 | 162.02 | 168.89 |
| Peer Group | 100 | 116.14 | 137.58 | 135.35 | 117.52 | 90.30 |

**Equity Compensation Plan Information**

The following table contains information about our common stock that may be issued upon the exercise of options, warrants, and rights under all of our equity compensation plans and agreements as of December 29, 2007 (shares in thousands):

| Plan Category | Number of Shares to be Issued upon Exercise of Outstanding Options, Warrants, and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights | Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Outstanding Options, Warrants, and Rights) |
|---|---|---|---|
| Equity Compensation Plans Approved by Shareholders | 2,031 | $ 2.86 | 3,291 |
| Equity Compensation Plans and Agreements not Approved by Shareholders(1) | 85 | $16.68 | — |
| Total | 2,116 | | 3,291 |

(1) Included in this Plan Category are the following:

*1993 Management Stock Option Plan* — This plan is no longer in effect other than for stock options which were previously granted and remain outstanding. Options representing 72,802 shares of common stock remain outstanding under this plan. The weighted-average exercise price of these options is $16.03.

*Acquisitions* — We granted stock options to certain employees of acquired businesses. Options representing 12,000 shares of common stock remain outstanding under these agreements and were granted at fair market value and vested over time. The weighted-average exercise price of these options is $20.63.

## Item 6. *Selected Financial Information*

### Five-Year Highlights

| | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| | (Dollars and weighted average shares in thousands, except per share amounts) | | | | |
| **Operations** | | | | | |
| Net sales | | | | | |
| Manufacturing | $ 941,945 | $1,195,834 | $1,190,819 | $1,002,164 | $ 981,254 |
| International | 280,814 | 90,717 | — | — | — |
| Retail | 73,406 | 117,397 | 135,371 | 110,024 | 130,366 |
| Less: Intercompany | (22,700) | (39,300) | (53,600) | (97,900) | (109,686) |
| Total net sales | 1,273,465 | 1,364,648 | 1,272,590 | 1,014,288 | 1,001,934 |
| Cost of sales | 1,083,601 | 1,147,032 | 1,055,749 | 843,261(b) | 866,020(b) |
| Gross margin | 189,864 | 217,616 | 216,841 | 171,027 | 135,914 |
| Selling, general and administrative expenses | 157,134 | 154,518 | 151,810 | 129,096 | 146,513 |
| Goodwill impairment charges | — | — | — | — | 34,183 |
| Restructuring charges | 3,780 | 1,200 | — | 3,300 | 21,100 |
| Amortization of intangible assets | 5,727 | 3,941 | — | — | — |
| Mark-to-market (credit) charge for common stock warrant | — | — | (4,300) | 5,500 | 3,300 |
| Operating income (loss) | 23,223 | 57,957 | 69,331 | 33,131 | (69,182) |
| Loss (gain) on debt retirement | 4,543 | 398 | 9,857 | 2,776 | (10,639) |
| Net interest expense | (14,731) | (14,446) | (13,986) | (17,219) | (26,399) |
| Income (loss) from continuing operations before income taxes | 3,949 | 43,113 | 45,488 | 13,136 | (84,942) |
| Income tax (benefit) expense | (3,243) | (95,211)(e) | 3,300 | (10,000)(c) | (5,500) |
| Income (loss) from continuing operations | 7,192 | 138,324 | 42,188 | 23,136 | (79,442) |
| Loss from discontinued operations | —(a) | (16)(a) | (4,383)(a) | (6,125)(a) | (23,642)(a) |
| Net income (loss) | $ 7,192 | $ 138,308 | $ 37,805 | $ 17,011 | $ (103,084) |
| Diluted earnings (loss) per share: | | | | | |
| Income (loss) from continuing operations | $ 0.09 | $ 1.78 | $ 0.54 | $ 0.29 | $ (1.45) |
| Loss from discontinued operations | — | — | (0.06)(a) | (0.08)(a) | (0.41)(a) |
| Diluted income (loss) per share | $ 0.09 | $ 1.78 | $ 0.48 | $ 0.21 | $ (1.86) |
| Weighted shares for diluted EPS | 77,719 | 77,578 | 76,034 | 71,982 | 57,688 |
| Financial Information | | | | | |
| Cash flows provided by (used for) continuing operating activities | $ 80,305 | $ 59,874 | $ 38,406 | $ (7,319) | $ 71,215(d) |
| Cash flows provided by (used for) discontinued operations | 62 | 1,201 | 15,438 | (1,976) | (12,030) |
| Depreciation and amortization | 20,063 | 17,943 | 10,738 | 10,209 | 13,714 |
| Capital expenditures | 10,201 | 17,582 | 11,785 | 8,440 | 5,912 |
| Net property, plant and equipment | 116,984 | 112,527 | 91,173 | 80,957 | 87,365 |
| Total assets | 1,022,223 | 800,615 | 566,654 | 517,042 | 528,300 |
| Long-term debt | 342,897 | 252,449 | 201,727 | 200,758 | 244,669 |
| Redeemable convertible preferred stock | — | — | — | 20,750 | 8,689 |
| Shareholders' equity | 319,846 | 301,762 | 147,305 | 77,300 | 14,989 |
| Per outstanding share (unaudited) | $ 4.14 | $ 3.95 | $ 1.94 | $ 1.07 | $ 0.23 |
| **Other Statistical Information (Unaudited)** | | | | | |
| Number of employees at year end | 6,500 | 7,000 | 7,400 | 6,800 | 6,800 |
| Homes sold | | | | | |
| Manufacturing | 15,346 | 21,126 | 23,960 | 22,978 | 25,483 |
| Retail — new | 375 | 629 | 748 | 687 | 3,432 |
| Manufacturing multi-section mix | 77% | 80% | 79% | 85% | 84% |

Certain amounts have been reclassified to conform to current period presentation.

(a) Discontinued operations consisted of the consumer finance business, which was exited in 2003, and 66 retail lots that were closed or sold in 2004 and 2005.

(b) Included restructuring (credits) charges due to closing or consolidation of manufacturing facilities and retail sales centers of ($1.3) million in 2004 and $8.9 million in 2003 classified as cost of sales.

(c) As a result of the finalization of certain tax examinations, the allowance for tax adjustments was reduced by $12 million.

(d) Included income tax refunds of $64 million in 2003.

(e) Included a non-cash tax benefit of $101.9 million from the reversal of the deferred tax asset valuation allowance.

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

### Overview

We are a leading producer of factory-built housing in the United States and western Canada. As of December 29, 2007, we operated 24 homebuilding facilities in 15 states in the U.S. and five facilities in three provinces in western Canada. As of December 29, 2007, our homes were sold through more than 2,000 independent sales centers, builders, and developers across the U.S. and western Canada. Approximately 850 of our independent retailer locations were members of our Champion Home Centers ("CHC") retail distribution network. As of December 29, 2007, our homes were also sold through 17 Company-owned sales offices in California. We are also a leading modular builder in the United Kingdom, where we operate four manufacturing facilities and construct steel-framed modular buildings for use as prisons, military accommodations, hotels and residential units.

On December 21, 2007, we acquired substantially all the assets and the business of SRI Homes Inc., ("SRI") a leading producer of factory-built homes in western Canada, for cash payments of approximately $96.2 million, a note payable of $24.5 million and assumption of the operating liabilities of the business. SRI operates three manufacturing plants with one each in the provinces of Alberta, British Columbia and Saskatchewan. This acquisition expanded our presence in one of the strongest housing markets in North America. SRI is included in our manufacturing segment, but due to the timing of the acquisition, had no impact on our consolidated 2007 results.

On April 7, 2006, we acquired 100% of the capital stock of United Kingdom-based Calsafe Group (Holdings) Limited and its operating subsidiary Caledonian Building Systems Limited ("Caledonian"), for approximately $100 million in cash, plus potential contingent purchase price up to approximately $6.4 million and additional potential contingent consideration to be paid over four years. Our international manufacturing segment (the "international segment") currently consists of Caledonian and its four manufacturing facilities in the United Kingdom.

On July 31, 2006, we acquired certain of the assets and the business of North American Housing Corp. and an affiliate ("North American") for approximately $31 million in cash plus assumption of certain operating liabilities. North American is a modular homebuilder that operates two manufacturing facilities in Virginia. On March 31, 2006, we acquired 100% of the membership interests of Highland Manufacturing Company, LLC ("Highland"), a manufacturer of modular and HUD-code homes that operates one plant in Minnesota, for cash consideration of approximately $23 million. North American and Highland are included in our manufacturing segment.

North American, Highland and Caledonian are referred to as "the 2006 acquisitions" and their results are included in our consolidated results from their respective acquisition dates.

Deteriorating HUD-code industry conditions have negatively affected our U.S operations during the past several years as a result of relatively tight availability of consumer financing and lower levels of demand. During the past two years the market for factory-built homes has also been affected by adverse conditions in the overall U.S. housing market and the U.S. economy. Excluding homes sold to FEMA in 2006 and 2005, annual industry shipments of HUD-code homes averaged 124,000 homes during the last five years as compared to 373,000 homes in 1998. Industry shipments of HUD-code homes totaled approximately 95,800 in 2007, which was the lowest industry volume since 1961. These conditions led to weak incoming order rates for HUD-code and modular homes at our U.S. plants in 2007 and most of our U.S. plants operated on one week or less of unfilled orders throughout the year resulting in production inefficiencies and increased production downtime. As a result of these conditions, in 2007 we closed three manufacturing plants and temporarily idled another plant in the U.S. and in 2006 we closed four plants in the U.S.

Our acquisitions in 2007 and 2006 were part of our strategy to diversify our revenue base with a focus on increasing our modular homebuilding presence in the U.S. and to seek factory-built construction opportunities outside of the U.S.

Our pretax income from continuing operations for the year ended December 29, 2007 was $3.9 million versus $43.1 million in 2006. Compared to 2006, our 2007 manufacturing segment income declined $40.7 million or nearly 50% on a 21% decline in sales despite significantly better results from our Canadian operations and the inclusion of full year results for Highland and North American. Most of the decreased profitability in the manufacturing segment occurred in the first and fourth quarters of 2007.

Meanwhile, during 2007 our manufacturing segment's Canadian operations enjoyed strong sales volumes, relatively high levels of unfilled orders and increased pricing power resulting in increased profitability. Homes sold in 2007 by our Canadian operations increased 17% over the number sold in 2006. Total homes we sold in Canada in 2007, including homes produced in the U.S., increased 45% over the number we sold in 2006. Our international segment in the UK also experienced growth in 2007 with strong backlogs, high utilization of manufacturing capacity and a significant increase in site-work revenues. International segment sales and income for the full year increased more than 200% over results in 2006, which consisted of only nine months. Our retail segment, which operates exclusively in California, suffered from poor housing market conditions in that state and showed significant decreases in both sales and segment income in 2007.

Included in income from continuing operations for the year ended December 29, 2007, were charges totaling $4.9 million related to the closure of two plants in the manufacturing segment, a loss on debt retirement of $4.5 million and a compensation charge of $6.4 million in the international segment as a result of a contingent purchase price or "earn out" arrangement related to the acquisition of Caledonian. Included in income from continuing operations for the year ended December 30, 2006 were gains of $4.7 million, primarily from the sale of an investment property in Florida and five idle manufacturing plants, a fixed asset impairment charge of $1.2 million for the closure of a manufacturing plant and a $1.0 million reduction to our closed plant warranty accrual.

Effective July 1, 2006, we reversed substantially all of the previously recorded valuation allowance for 100% of deferred tax assets after determining that realization of the deferred tax assets was more likely than not. The reversal of the valuation allowance resulted in recording a $101.9 million non-cash income tax benefit in the second quarter of 2006. Subsequent to this reversal, our earnings are fully taxed for financial reporting purposes.

During the year ended December 31, 2005, we completed the disposal of our traditional retail operations through the sale of our remaining 42 traditional retail sales centers. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and Emerging Issues Task Force ("EITF") Issue No. 03-13, "Applying the Conditions in Paragraph 42 of SFAS No. 144 in Determining Whether to Report Discontinued Operations," the 66 traditional retail sales centers closed or sold in 2005 and 2004, along with their related administrative offices, are reported as discontinued operations for all periods presented. Continuing retail operations in 2007, 2006 and 2005 consist of our ongoing non-traditional California retail operations.

During the first quarter of 2006 and the fourth quarter of 2005, we sold 627 homes and 1,372 homes, respectively, to the Federal Emergency Management Agency ("FEMA") in connection with its hurricane relief efforts, resulting in revenues of $23.0 million and $47.4 million, respectively.

On February 8, 2008, our manufacturing facility in Henry, TN was destroyed by fire. We immediately established a plan to service the plant's retail customers while we evaluate the situation. The net book value of plant, equipment and inventory of the Henry plant at February 2, 2008 was approximately $3.3 million. We are fully insured through our property insurance coverage, subject to a $250,000 deductible.

We continue to focus on matching our factory-built housing manufacturing capacity to industry and local market conditions and improving or eliminating under-performing manufacturing facilities. Since June 2006, we have closed eight homebuilding plants in the U.S. We continually review our manufacturing capacity and will make further adjustments as deemed necessary.

## Results of Operations

*Consolidated Results*

| | 2007 | 2006 | 2005 | 07 vs 06 % Change | 06 vs 05 % Change |
|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | |
| Net sales | | | | | |
| Manufacturing segment | $ 941,945 | $1,195,834 | $1,190,819 | (21)% | — |
| International segment | 280,814 | 90,717 | — | 210% | — |
| Retail segment | 73,406 | 117,397 | 135,371 | (37)% | (13)% |
| Less: intercompany | (22,700) | (39,300) | (53,600) | (42)% | (27)% |
| Total net sales | $1,273,465 | $1,364,648 | $1,272,590 | (7)% | 7% |
| Gross margin | $ 189,864 | $ 217,616 | $ 216,841 | (13)% | — |
| Selling, general and administrative expenses | 157,134 | 154,518 | 151,810 | 2% | 2% |
| Amortization of intangible assets | 5,727 | 3,941 | — | 45% | — |
| Mark-to-market credit for common stock warrant | — | — | (4,300) | — | — |
| Restructuring charges | 3,780 | 1,200 | — | 215% | — |
| Operating income | 23,223 | 57,957 | 69,331 | (60)% | (16)% |
| Loss on debt retirement | 4,543 | 398 | 9,857 | 1041% | (96)% |
| Interest expense, net | 14,731 | 14,446 | 13,986 | 2% | 3% |
| Income from continuing operations before income taxes | $ 3,949 | $ 43,113 | $ 45,488 | (91)% | (5)% |
| As a percent of net sales Gross margin | 14.9% | 15.9% | 17.0% | | |
| SG&A | 12.3% | 11.3% | 11.9% | | |
| Operating income | 1.8% | 4.2% | 5.4% | | |
| Income from continuing operations before income taxes | 0.3% | 3.2% | 3.6% | | |

### Consolidated results of operations 2007 versus 2006 analysis

Consolidated net sales for 2007 decreased $91.2 million from 2006 primarily due to lower sales volumes from the manufacturing and retail segments, partially offset by a $190.1 million increase in sales at our international segment. Consolidated net sales for 2007 included a full year of sales from the 2006 acquisitions whereas sales in 2006 included only five months of sales for North American and nine months of sales for Caledonian and Highland. In 2006, manufacturing segment results also included non-recurring sales of approximately $23.0 million to FEMA.

Gross margin for 2007 decreased $27.8 million versus the comparable period in 2006 primarily as a result of lower gross margin in the manufacturing and retail segments due to lower sales, which was partially offset by increased gross margin from higher sales in the international segment. A large portion of the decreased manufacturing segment gross margin occurred in the first and fourth quarters of 2007. In the first quarter of 2007 the manufacturing segment saw a significant reduction in sales and gross margin versus the first quarter of 2006 resulting from low incoming order rates and levels of unfilled orders driven by difficult housing market conditions in the U.S. and weather conditions in many parts of the country and non-recurring FEMA sales in 2006. Our U.S. plants operated at only 44% of capacity in the first quarter and 50% of capacity in the fourth quarter of 2007, resulting in manufacturing inefficiencies and lower coverage of fixed costs.

Selling, general and administrative expenses ("SG&A") for 2007 increased slightly compared to 2006 primarily as a result of incremental SG&A from full year results of the 2006 acquisitions and the effects of higher sales in the international segment, partially offset by reduced variable SG&A in the manufacturing and retail segments due to lower sales. Additionally, the international segment SG&A included a compensation charge of $6.4 million related to a contingent purchase price or "earn out" arrangement for the acquisition of Caledonian. In 2007, SG&A was reduced by net gains of $1.2 million, primarily from the sale of two idle plants. In 2006, SG&A was reduced by net gains of $4.7 million, primarily from the sale of investment property and five idle plants.

Results in 2007 included amortization expense of $5.7 million compared to $3.9 million in 2006, as a result of recording a full year of amortization of intangible assets relating to the 2006 and 2005 acquisitions. The loss on debt retirement in 2007 is primarily due to the early redemption of $75.6 million of our Senior Notes due 2009, which resulted from our fourth quarter tender offer.

In comparing 2007 consolidated results to 2006 results, net sales and operating income for the 2006 acquisitions were included in 2006 consolidated results based on their respective acquisition dates and not for an entire year. On a proforma basis, assuming we had owned these acquisitions during the entire year ended December 30, 2006, consolidated net sales and operating income in 2007 would have decreased by 11% and 65%, respectively, versus the prior year as compared to decreases of 7% and 60%, respectively, reported in the table above.

**Consolidated results of operations 2006 versus 2005 analysis**

Net sales in 2006 increased by 7% over 2005, due primarily to the inclusion of the results of Caledonian (the international segment) since acquisition. Manufacturing segment sales in 2006 were flat as compared with 2005 as sales from Highland and North American since acquisition and full year results from the New Era group offset a decline in sales from the other manufacturing plants, including the $24.4 million decrease in sales to FEMA. The decline in retail segment sales was substantially offset by a lower elimination of intercompany sales resulting from lower purchases by the retail segment from the manufacturing segment.

Gross margin in 2006 was slightly higher than in 2005 on a 7% increase in sales. A decline in gross margin in the manufacturing and retail segments was offset by gross margin from the international segment. Manufacturing segment gross margin as a percent of sales declined 0.6% in 2006 as compared to 2005, as low levels of unfilled orders at most of our plants caused production inefficiencies resulting from underutilized factory capacity. Manufacturing segment gross margin in 2006 included a $1.0 million reduction to closed plant warranty reserves and in 2005 included a $2.3 million charge to increase closed plant warranty reserves.

SG&A in 2006 increased $2.7 million over 2005 as SG&A from the 2006 acquisitions and a full year of SG&A from the New Era group exceeded decreases in SG&A at the existing plants in the manufacturing segment, the retail segment and the corporate office. These declines in SG&A were caused in part by lower incentive compensation resulting from lower profits and failure to achieve incentive compensation targets. In addition, SG&A in 2006 was also reduced by gains of $4.7 million, primarily from the sale of an investment property and five idle manufacturing plants, while SG&A in 2005 was reduced by gains of $1.5 million from the sale of three idle plants.

Results in 2006 included amortization expense of $3.9 million related to intangible assets valued in the 2006 and 2005 acquisitions and a net loss of $0.4 million from the write off of deferred financing costs related to the voluntary repayment of $27.8 million of our Term Loan due 2012. Interest expense increased $0.5 million as a result of debt incurred for the Caledonian acquisition, partially offset by a lower average interest rate. During 2005, a mark-to-market credit of $4.3 million was recorded for the decrease in estimated fair value of an outstanding common stock warrant. During 2005 we repurchased and subsequently cancelled the common stock warrant in exchange for a cash payment of $4.5 million. Also during 2005, operating results included a loss on debt retirement of $9.9 million from the purchase and retirement of $97.5 million of Senior Notes due 2007 for cash payments totaling $106.3 million.

The inclusion of the 2006 acquisitions and the New Era group, which was acquired in August 2005, in consolidated results since their respective acquisition dates contributed to an increase in net sales and operating income in 2006 as compared to 2005. On a proforma basis, assuming we had owned these acquisitions during the entire years ended December 30, 2006 and December 31, 2005, consolidated net sales and operating income in 2006 would have decreased by 8% and 16%, respectively, versus the prior year as compared to 7% increase and 16% decrease, respectively, reported in the table above.

*Restructuring Charges*

During 2007 we incurred charges totaling $4.9 million from the closure of two U.S. homebuilding plants. Restructuring charges totaling $3.8 million consisted of fixed asset impairment charges of $2.0 million and severance costs totaling $1.8 million. Other plant closing charges that are included in cost of sales consisted of inventory write downs of $0.6 million and additional warranty accruals of $0.5 million. During 2006, we recorded restructuring charges for the closure of one U.S. manufacturing plant consisting of a $1.2 million fixed asset impairment charge. Also in 2006, the accrual for closed plant warranty costs was reduced by $1.0 million due to favorable experience for plants previously closed. During 2005, a $2.3 million charge was recorded to increase the accrual for closed plant warranty costs due to unfavorable experience for previous closures. See additional discussion of restructuring charges in Note 6 of "Notes to Consolidated Financial Statements" in Item 8 of this Report.

*Impairment Tests for Goodwill*

For the years ended December 29, 2007, December 30, 2006 and December 31, 2005, we performed our annual impairment tests for goodwill in the fourth quarter of each year and concluded no impairment existed for the carrying value of goodwill.

***Income from continuing operations before income taxes***

The segment components of income from continuing operations before income taxes are as follows:

| | 2007 | % of Related Sales | 2006 | % of Related Sales | 2005 | % of Related Sales |
|---|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | | |
| Manufacturing segment income | $ 40,924 | 4.3% | $ 81,600 | 6.8% | $ 90,286 | 7.6% |
| International segment income | 17,393 | 6.2% | 5,634 | 6.2% | — | — |
| Retail segment income | 1,911 | 2.6% | 7,636 | 6.5% | 8,167 | 6.0% |
| General corporate expenses | (31,609) | | (32,472) | | (35,522) | |
| Amortization of intangible assets | (5,727) | | (3,941) | | — | |
| Mark-to-market credit for common stock warrant | — | | — | | 4,300 | |
| Loss on debt retirement | (4,543) | | (398) | | (9,857) | |
| Interest expense, net | (14,731) | | (14,446) | | (13,986) | |
| Intercompany profit elimination | 331 | | (500) | | 2,100 | |
| Income from continuing operations before income taxes | $ 3,949 | 0.3% | $ 43,113 | 3.2% | $ 45,488 | 3.6% |

Segment results, general corporate expenses and interest expense, net, are discussed below. Amortization of intangible assets, mark-to-market credit for the common stock warrant, and loss on debt retirement are discussed above.

Manufacturing segment sales to the retail segment and related manufacturing profits are included in the manufacturing segment. Retail segment results include retail profits from the sale of homes to consumers but do not include any manufacturing segment profits associated with the homes sold. Intercompany transactions between the operating segments are eliminated in consolidation, including intercompany profit in inventory, which represents the amount of manufacturing segment gross margin in Champion-produced inventory at the retail segment. In reconciling 2005 results by segment, a credit (income) resulted from the reduction in intercompany profit in inventory due to declining inventories at the discontinued retail operations.

*Manufacturing Segment*

We evaluate the performance of our manufacturing segment based on income before interest, income taxes, amortization of intangible assets and general corporate expenses. Results of the manufacturing segment for the years ended December 29, 2007, December 30, 2006 and December 31, 2005 are summarized as follows:

| | 2007 | 2006 | 2005 | 07 vs 06 % Change | 06 vs 05 % Change |
|---|---|---|---|---|---|
| Manufacturing segment net sales (in thousands) | $941,945 | $1,195,834 | $1,190,819 | (21)% | — |
| Manufacturing segment income (in thousands) | $ 40,924 | $ 81,600 | $ 90,286 | (50)% | (10)% |
| Manufacturing segment margin % | 4.3% | 6.8% | 7.6% | | |
| HUD-code home shipments | 9,971 | 15,341 | 18,989 | (35)% | (19)% |
| U.S. modular home and unit shipments | 3,670 | 4,574 | 3,958 | (20)% | 16% |
| Canadian home shipments | 1,637 | 1,132 | 1,013 | 45% | 12% |
| Other shipments | 68 | 79 | — | (14)% | — |
| Total homes and units sold | 15,346 | 21,126 | 23,960 | (27)% | (12)% |
| Floors sold | 29,233 | 40,521 | 44,905 | (28)% | (10)% |
| Multi-section mix | 77% | 80% | 79% | | |
| Average unit selling price, excluding delivery | $ 55,100 | $ 51,800 | $ 45,700 | 6% | 13% |
| Manufacturing facilities at year end | 29 | 30 | 32 | | |

**Manufacturing segment 2007 versus 2006 analysis**

Manufacturing net sales for the year ended December 29, 2007 decreased 21% from net sales in the year ended December 30, 2006 driven by a 31% reduction in the number of homes we sold in the U.S. Partially offsetting these decreases were higher average selling prices in 2007, increased sales in Canada and the inclusion of incremental full year sales from Highland and North American in 2007 results. Sales in 2006 included approximately $23.0 million of non-recurring revenue from the sale of 627 homes to FEMA in the first quarter. Difficult U.S. housing markets throughout 2007 contributed to lower sales volumes at most of our U.S. plants. Average manufacturing selling prices increased in 2007 as compared to 2006 as a result of product mix and the inclusion of sales to FEMA at a lower average selling price in 2006. Product mix in 2007 included a greater proportion of sales of higher priced modular homes and Canadian homes, partially offset by the sales of fewer large, higher priced military housing units.

Manufacturing segment income for the year ended December 29, 2007 decreased $40.7 million from the year ended December 30, 2006 primarily driven by poor results in the first and fourth quarters of 2007 when manufacturing segment income declined $25.9 million and $11.6 million, respectively, from the comparable quarters of 2006. Our U.S. plants operated at only 44% of capacity for the first quarter and 50% of capacity in the fourth quarter of 2007, resulting in production inefficiencies and an increase in production downtime. These conditions prompted the closure of three manufacturing plants and the temporary idling of another plant in the U.S. during 2007, resulting in plant closing charges totaling $4.9 million for two of the closures. For the year ended December 29, 2007, our Canadian plants realized increased income from higher sales and price increases in a strong market. Results for the year ended December 29, 2007 included a net gain of $0.6 million, primarily from the sale of two idle plants. Results for the year ended December 30, 2006 included net gains of $4.7 million, primarily from the sale of investment property in Florida and five idle plants and restructuring charges of $1.2 million related to the closure of one plant.

The inclusion of the 2006 acquisitions in manufacturing segment results since their respective acquisition dates contributed to an increase in net sales and segment income during the year ended December 29, 2007 over the year ended December 30, 2006. On a proforma basis, assuming we had owned these companies for all of 2006, manufacturing segment net sales for the year ended December 29, 2007 would have decreased by 23% versus the year ended December 30, 2006, compared to the decrease of 21% reported in the table above. Manufacturing segment income for the year ended December 29, 2007 would have decreased by 52% versus the year ended December 30, 2006, compared to a decrease of 50% as reported in the table above.

Although orders from retailers can be cancelled at any time without penalty and unfilled orders are not necessarily an indication of future business, our unfilled manufacturing segment orders for homes at December 29, 2007 totaled approximately $56 million for the 29 plants in operation (including the acquired SRI plants) compared to $36 million at December 30, 2006 for the 30 plants in operation. Unfilled orders are concentrated primarily at nine manufacturing locations. The majority of our other plants are currently operating with one week or less of unfilled orders.

**Manufacturing segment 2006 versus 2005 analysis**

Manufacturing segment sales in 2006 increased slightly from 2005 as sales from Highland and North American since acquisition and full year results from the New Era group in 2006 offset a decline in sales from the other manufacturing plants, including the $24.4 million decrease in sales to FEMA. The incremental net sales provided by the acquisitions totaled $73.4 million. A difficult housing market during the second half of 2006 led to low levels of unfilled production orders and lower sales volumes at most of our U.S. plants. Higher average selling prices in 2006 partially offset lower home and unit sales at existing operations and resulted from price increases, which, in part, offset rising material costs. Also affecting average selling prices in 2006 was product mix, including increased sales of higher priced modular homes and larger modular housing units sold to the military. Increased sales of modular homes in 2006 resulted primarily from acquisitions. The multi-section mix increased due in part to selling fewer single-section homes to FEMA.

Manufacturing segment income in 2006 decreased by $8.7 million versus 2005 as a result of market conditions in the second half of 2006 which resulted in low levels of unfilled orders at most of our U.S. plants, an increased number of days of production down-time, and related production inefficiencies from under utilized factory capacity. These unfavorable changes were partially offset by income from the acquisitions. Additionally, 2006 sales and income at our Canadian operations increased versus 2005 due to strong market conditions. In response to the U.S. market conditions, from June through December 2006 we closed four manufacturing plants. Results for 2006 include a fixed asset impairment charge of $1.2 million for one of the plant closures, gains of $4.7 million primarily from the sale of an investment property in Florida and five idle manufacturing plants, and a reduction of closed plant warranty reserves of $1.0 million due to favorable experience. Results in 2005 include gains of $1.5 million from the sale of three idle plants and a charge of $2.3 million to increase closed plant warranty reserves due to unfavorable experience.

The inclusion of North American, Highland and the New Era group in manufacturing results since their respective acquisition dates contributed to an increase in net sales and operating income in 2006 as compared to 2005. On a proforma basis, assuming we had owned these acquisitions during the entire years ended December 30, 2006 and December 31, 2005, manufacturing net sales and segment income in 2006 would have decreased by 7% and 14%, respectively, versus the prior year as compared to no change and a 10% decrease, respectively, reported in the table above.

Although orders from retailers can be cancelled at any time without penalty and unfilled orders are not necessarily an indication of future business, our unfilled manufacturing production orders for homes at December 30, 2006 totaled approximately $36 million compared to $147 million at December 31, 2005. Unfilled orders were concentrated at three manufacturing locations and the remainder of our plants were operating with one week or less of unfilled orders.

*International Segment*

We evaluate the performance of our international segment based on income before interest, income taxes, amortization of intangible assets and general corporate expenses. Results of the international segment from date of acquisition through December 29, 2007 are summarized as follows:

| | 2007 | 2006 | 07 vs 06 % Change |
|---|---|---|---|
| International segment net sales (in thousands) | $280,814 | $90,717 | 210% |
| International segment income (in thousands) | $ 17,393 | $ 5,634 | 209% |
| International segment margin % | 6.2% | 6.2% | |

**International segment 2007 versus 2006 analysis**

Sales for 2007 increased over 2006 primarily due to increased custodial (prison) projects, which generally include more site-work (non-factory) revenue than other projects. Increased military projects and the effects of the strengthening UK pound sterling versus the U.S. dollar also contributed to the sales increase in 2007. The international segment results for 2006 included only nine months due to the acquisition date of April 7, 2006. Approximately $17 million of the revenue increase resulted from changes in foreign exchange rates. For 2007, approximately 82% of international segment revenue was derived from custodial (prison) and military projects. The balance of revenue was attributable to residential and hotel projects. During the second half of 2007, revenues from site-work exceeded revenues from factory production.

During the fourth quarter of 2007, upon the attainment of certain levels of performance, the segment accrued a $13.3 million obligation relating to contingent purchase price or "earn out" provisions of the purchase agreement. Under U.S. generally accepted accounting principles, $6.9 million was recorded as additional purchase price thereby increasing goodwill, and $6.4 million was recorded as compensation expense.

A flood damaged a large number of completed and in-process modules in June 2007, resulting in the loss of approximately $4.0 million of revenue in the second quarter. During the third quarter of 2007 most of the damaged modules were repaired or replaced. The related insurance claim was settled and paid in the fourth quarter resulting in income of $2.1 million being recognized for the business interruption and property damage claims.

Segment income in 2007, as a percent of sales, was equal to 2006. However, excluding the "earn out" compensation charge the segment income percent for 2007 would have been 8.5%. This improvement resulted from higher production levels, favorable product line mix, the mix of factory production revenue versus site-work revenue and the stage of completion of the projects. Approximately $1.1 million of the increase in segment income resulted from changes in foreign exchange rates. Firm contracts and orders pending contracts under framework agreements totaled approximately $250 million at December 29, 2007, compared to approximately $225 million at December 30, 2006.

*Retail Segment*

The retail segment sells manufactured houses to consumers throughout California. We evaluate the performance of our retail segment based on income before interest, income taxes, amortization of intangible assets and general corporate expenses. Results of the retail segment for the years ended December 29, 2007, December 30, 2006 and December 31, 2005 are summarized as follows:

| | 2007 | 2006 | 2005 | 07 vs 06 % Change | 06 vs 05 % Change |
|---|---|---|---|---|---|
| Retail segment net sales (in thousands) | $ 73,406 | $117,397 | $135,371 | (37)% | (13)% |
| Retail segment income (in thousands) | $ 1,911 | $ 7,636 | $ 8,167 | (75)% | (7)% |
| Retail segment margin % | 2.6% | 6.5% | 6.0% | | |
| New homes retail sold | 375 | 629 | 748 | (40)% | (16)% |
| % Champion-produced new homes sold | 88% | 86% | 82% | | |
| New home multi-section mix | 98% | 97% | 97% | | |
| Average new home retail selling price | $191,700 | $184,600 | $178,900 | 4% | 3% |
| Sales centers at period end | 17 | 16 | 20 | | |

**Retail segment 2007 versus 2006 analysis**

Retail segment sales for 2007 decreased 37% versus 2006 primarily due to selling 40% fewer homes as a result of the difficult housing market conditions in California. Average selling prices increased in 2007 as many high-end homes were liquidated at reduced margins in an effort to reduce aged inventory.

Retail segment income for 2007 decreased compared to 2006 as gross margin was reduced due to lower sales volume and a lower gross margin rate, partially offset by lower SG&A costs. Gross margin as a percent of sales for 2007 was lower than the gross margin percentage in 2006 due to liquidating high-end homes and aged inventory at reduced margins combined with pricing pressure from generally difficult market conditions. SG&A costs declined in 2007 versus 2006 primarily resulting from lower sales commissions and incentive compensation.

**Retail segment 2006 versus 2005 analysis**

Retail sales for 2006 decreased 13% versus 2005 due to selling 16% fewer homes, primarily as a result of housing market conditions in California. The effect of lower unit sales was partially offset by an increased average selling price per home to offset higher prices from the manufacturers, in part due to higher raw material costs. Average selling prices also increased as a result of selling higher priced homes with more add-ons, improvements and amenities.

Retail gross margin as a percent of sales in 2006 was comparable to 2005. The increase in the retail segment margin percent was attributable to lower SG&A costs in 2006, partially offset by lower gross margin due to lower sales.

*Discontinued Operations*

Losses from discontinued operations for the years ended December 29, 2007, December 30, 2006 and December 31, 2005 were as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (In thousands) | |
| Income (loss) from retail operations | $ — | $ 5 | $ (4,334) |
| (Loss) income from consumer finance business | — | (21) | (49) |
| Total loss from discontinued operations | $ — | $ (16) | $ (4,383) |

During 2005, we completed the disposal of our traditional retail operations through the sale of our remaining 42 traditional retail sales centers. As a result, the 66 retail sales locations disposed of during 2005 and 2004 have been classified as discontinued operations for the periods presented.

Loss from discontinued retail operations in 2005 included operating losses of $2.3 million and net losses of $2.0 million for sales centers sold or to be sold. In connection with the sales and closures of retail locations during 2005, intercompany manufacturing profit of $2.4 million was recognized in the consolidated statement of operations as a result of the liquidation of retail inventory, which was not classified as discontinued operations.

*General Corporate Expenses*

General corporate expenses for 2007 declined $0.9 million, or 3%, from the amount in 2006, primarily as a result of lower information technology costs, partially offset by higher financing related costs and professional fees. General corporate expenses in 2006 decreased by $3.1 million, or 9%, from the amount in 2005 primarily due to lower incentive compensation.

*Interest Income and Interest Expense*

Interest expense in 2007 was higher than in 2006 primarily due to higher interest rates and slightly higher average debt in 2007. Interest income for 2007 was slightly higher than the comparable period of 2006 due to lower cash investment balances offset by higher interest rates.

Interest income in 2006 was higher than in 2005 due to a higher average interest rate, partially offset by lower average cash balances. Interest expense in 2006 was higher than in 2005 due to higher average debt balances in 2006 related to the Sterling Term Loan that was entered into in April of 2006 in connection with the Caledonian acquisition, partially offset by a lower average interest rate due to the replacement in the fourth quarter of 2005 of our 11.25% Senior Notes with the $100 million Term Loan with a LIBOR-based interest rate.

*Income Taxes*

**Income taxes 2007 versus 2006 analysis**

The effective tax rate for 2007 was (82%) and was impacted by the mix of our pretax earnings among jurisdictions and the respective tax rates in those jurisdictions. As a result, the tax benefit from our U.S. loss exceeded the tax expense on foreign income. Also impacting the effective tax rate is the effect of permanent differences and state tax benefits. Due to the low level of consolidated pretax income, these factors had a significant impact on the effective tax rate.

Effective July 1, 2006, we reversed substantially all of the previously recorded valuation allowance for deferred tax assets after determining that realization of the deferred tax assets was more likely than not. This determination was based upon our achieving historical profitability and our outlook for ongoing profitability, among other factors. Subsequent to this reversal our earnings are fully taxed for financial reporting purposes. During the periods prior to this reversal of the valuation allowance, no tax expense or benefit was recorded for our U.S. taxable income or loss for financial reporting purposes except for unusual items.

The 2006 income tax provision includes a $101.9 million non-cash tax benefit from the reversal of the valuation allowance. The reversal was originally reported as $109.7 million but was subsequently reduced, effective July 1, 2006, by $7.8 million primarily to eliminate the tax effect of net operating loss carryforwards related to stock option tax deductions, the benefit of which, when realized, will result in an increase to shareholders equity.

As of December 29, 2007, we had net operating loss ("NOL") carryforwards of approximately $233 million for U.S. federal tax purposes available to offset certain future U.S. taxable income that expire in 2023 through 2027. As of December 29, 2007, we had state net NOL carryforwards of approximately $211 million available to offset future state taxable income that expire primarily in 2016 through 2027. For financial reporting purposes, our U.S. pretax income for 2005 through 2007 totaled approximately $41 million. Although we expect to generate sufficient U.S. pretax income in the future to utilize available NOL carryforwards, there can be no assurance that we will be able to do so. Additionally, the current U.S. economy and housing market present significant challenges to returning the Company's U.S. operations to profitability. In the event that we incur additional U.S. operating losses in 2008, we will likely be required to provide a valuation allowance for all or a portion of the U.S. net deferred tax assets which totaled approximately $117 million at December 29, 2007.

During periods when these NOL carryforwards are available, our cash tax expense is expected to be significantly lower than tax expense for financial reporting purposes. Our cash tax expense in these periods will be primarily related to foreign income taxes.

**Income taxes 2006 versus 2005 analysis**

The 2006 income tax provision includes a $101.9 million non-cash tax benefit from the reversal of the valuation allowance. During 2005 we had a 100% valuation allowance for our deferred tax assets. The effective tax rates for 2005 differs from the 35% federal statutory rate in part because of this 100% valuation allowance. Income taxes in 2005 consisted of foreign (Canadian) and state taxes. Taxes in 2005 also included U.S. federal tax of $0.8 million on dividends paid by our Canadian subsidiary.

**Results of Fourth Quarter 2007 Versus 2006**

| | 2007 | 2006 | % Change |
|---|---|---|---|
| | (Dollars in thousands, except average selling prices) | | |
| Net sales: | | | |
| Manufacturing segment | $223,951 | $250,823 | (11)% |
| International segment | 92,110 | 32,640 | 182% |
| Retail segment | 15,749 | 23,685 | (34)% |
| Less: intercompany | (6,200) | (6,200) | — |
| Total net sales | $325,610 | $300,948 | 8% |
| Gross margin | $ 45,083 | $ 49,593 | (9)% |
| Selling, general and administrative expenses | 44,526 | 38,522 | 16% |
| Amortization of intangible assets | 1,454 | 1,428 | 2% |
| Restructuring charges | 2,659 | — | — |
| Operating (loss) income | (3,556) | 9,643 | (137)% |
| Loss on debt retirement | 4,543 | 398 | 1041% |
| Interest expense, net | 3,115 | 4,151 | (25)% |
| (Loss) income from continuing operations before income taxes | $(11,214) | $ 5,094 | (320)% |
| Manufacturing segment income | $ 3,383 | $ 15,042 | (78)% |
| International segment income | 3,449 | 2,476 | 39% |
| Retail segment (loss) income | (316) | 1,319 | (124)% |
| General corporate expenses | (8,249) | (8,066) | 2% |
| Amortization of intangible assets | (1,454) | (1,428) | 2% |
| Loss on debt retirement | (4,543) | (398) | 1041% |
| Interest expense, net | (3,115) | (4,151) | (25)% |
| Intercompany profit elimination | (369) | 300 | (223)% |
| (Loss) income from continuing operations before income taxes | $(11,214) | $ 5,094 | (320)% |

| | 2007 | 2006 | % Change |
|---|---|---|---|
| | (Dollars in thousands, except average selling prices) | | |
| As a percent of net sales | | | |
| Gross margin | 13.8% | 16.5% | |
| SG&A | 13.7% | 12.8% | |
| (Loss) income from continuing operations before income taxes | (3.4)% | 1.7% | |
| Manufacturing segment margin % | 1.5% | 6.0% | |
| International segment margin % | 3.7% | 7.6% | |
| Retail segment margin % | (2.0)% | 5.6% | |
| Manufacturing segment | | | |
| HUD-code home shipments | 2,251 | 2,804 | (20)% |
| U.S. modular home and unit shipments | 921 | 1,119 | (18)% |
| Canadian home shipments | 422 | 275 | 53% |
| Other shipments | 17 | 21 | (19)% |
| Total homes and units sold | 3,611 | 4,219 | (14)% |
| Floors sold | 6,697 | 8,242 | (19)% |
| Mutli-section mix | 75% | 82% | (9)% |
| Average unit selling price, excluding delivery | $ 55,700 | $ 54,600 | 2% |
| Retail segment | | | |
| New homes retail sold | 80 | 134 | (40)% |
| % Champion-produced new homes sold | 93% | 83% | |
| New home multi-section mix | 98% | 96% | |
| Average new home retail selling price | $194,600 | $173,400 | 12% |

Net sales for the fourth quarter of 2007 increased by 8% from the fourth quarter of 2006 due primarily to a $59.5 million increase in sales at the international segment that offset sales declines at the manufacturing and retail segments

Gross margin for the fourth quarter of 2007 decreased $4.5 million from the comparable period of 2006, due primarily to the decline in manufacturing and retail segment sales, partially offset by increased gross margin from the international segment. In the fourth quarter of 2007, U.S. manufacturing plants operated at only 50% of capacity resulting in production inefficiencies, an increase in production downtime and lower coverage of fixed costs which negatively impacted the manufacturing segment's gross margin.

SG&A increased $6.0 million primarily due to inclusion in the international segment of a $6.4 million compensation charge resulting from a contingent purchase price or "earn out" arrangement for the acquisition of Caledonian.

The loss on debt retirement in 2007 is primarily due to the early redemption of $75.6 million of our Senior Notes due 2009, which resulted from our fourth quarter tender offer.

Net interest expense for the fourth quarter of 2007 decreased $1.0 million from the fourth quarter of 2006 as a result of using approximately $94 million of the net proceeds from the $180 million 2.75% Convertible Note offering to pay down approximately $90 million of higher interest rate debt and earnings from investing the remaining proceeds, partially offset by an increase in total debt.

Charges totaling $3.6 million were incurred in the fourth quarter of 2007 from the closure of one manufacturing plant. Restructuring charges totaling $2.7 million consisted of a fixed asset impairment charge of $1.8 million and severance costs of $0.9 million. Other plant closing charges that are included in cost of sales consisted of inventory write downs of $0.4 million and an additional warranty accrual of $0.5 million.

*Manufacturing segment*

Manufacturing segment net sales for the fourth quarter of 2007 decreased by $26.9 million compared to 2006 substantially driven by the weak housing market in the U.S. partially offset by higher average selling prices in the U.S. and higher volumes and higher average selling prices in Canada.

Manufacturing segment income for the fourth quarter of 2007 decreased by $11.7 million versus the comparable quarter of 2006 due to decreased sales and production inefficiencies from underutilized factory capacity. Market conditions during the fourth quarter of 2007 resulted in low levels of unfilled orders at most of our U.S. plants and a decreased number of production days. Sales and income in the fourth quarter of 2007 at our Canadian operations increased versus the same quarter in 2006 due to strong market conditions. In response to market conditions in the U.S, during the fourth quarter of 2007 we closed one manufacturing plant and idled another, which resulted in plant closing charges of $3.6 million for the one closure. Additional casualty self-insurance charges of $2.8 million were recorded in the fourth quarter of 2007 as a result of increases in several large claims and the results of our annual actuarial valuation. Results in 2006 included a $1.0 million reduction to closed plant warranty reserves due to favorable experience.

*International segment*

Approximately 83% of fourth quarter international segment revenue was derived from custodial (prison) and military accommodation projects with the balance attributable to hotel and residential projects. During the quarter, site work revenue exceeded factory production revenue, primarily due to custodial projects. During the fourth quarter of 2007, upon attainment of certain levels of performance, the segment accrued a $13.3 million obligation relating to contingent purchase price or "earn out" provisions of the purchase agreement. Under U.S. generally accepted accounting principles, $6.9 million was recorded as additional purchase price thereby increasing goodwill, and $6.4 million was recorded as compensation expense.

A flood damaged a large number of completed and in-process modules in June 2007, resulting in the loss of approximately $4.0 million of revenue in the second quarter. During the third quarter of 2007 most of the damaged modules were repaired or replaced. The related insurance claim was settled and paid in the fourth quarter, resulting in income of $2.1 million being recognized for the business interruption and property damage claims.

Segment income in the quarter, as a percent of sales, was 3.7% compared to 7.6% in the fourth quarter of 2006. However, excluding the earn out compensation charge and income from the insurance settlement which recovered losses from previous quarters, the segment income percent for 2007 would have been 8.4%. This improvement resulted from higher production levels, favorable product line mix, the mix of factory production revenue versus site-work revenue and the stage of completion of the projects.

*Retail segment*

Retail segment net sales for the fourth quarter of 2007 decreased 34% versus the comparable period of 2006 primarily due to selling 40% fewer homes in a difficult California housing market. The effect on sales from the decrease in homes sold was partially offset by higher selling prices. Retail segment income for the fourth quarter of 2007 declined by $1.6 million compared to the same period of 2006 primarily due to lower gross margin from decreased sales and from a lower margin rate from selling aged inventory.

**Contingent Repurchase Obligations — Manufacturing Segment**

We are contingently obligated under repurchase agreements with certain lending institutions that provide floor plan financing to our independent retailers. Upon default by a retailer under a floor plan financing agreement subject to an associated repurchase agreement, the manufacturer is generally required to repurchase the loan or the home for the unpaid balance of the floor plan loan, subject to certain adjustments. In the event of such repurchases, our loss represents the difference between the repurchase price and the estimated net proceeds we realize from the resale of the home, less any related reserves or accrued volume rebates that will not be paid.

Each quarter we review our contingent wholesale repurchase obligations to assess the adequacy of our reserves for repurchase losses. This analysis is based on a review of current and historical experience, reports received from the primary national floor plan lenders that provide floor plan financing for approximately 43% of our manufacturing sales, and information regarding the performance of our retailers obtained from our manufacturing facilities. We do not retain repurchase risk for cash sales and we do not always enter into repurchase agreements with floor plan lenders that provide financing for the balance of our manufacturing sales to independent retailers.

The estimated repurchase obligation is calculated as the total amount that would be paid upon the default of all of our independent retailers whose inventories are subject to repurchase agreements, without reduction for the resale value of the repurchased homes. As of December 29, 2007, our largest independent retailer, a nationwide retailer, had approximately $6.8 million of inventory subject to repurchase for up to 18 months from date of invoice. As of December 29, 2007 our next 24 largest independent retailers had an aggregate of approximately $42.4 million of inventory subject to repurchase for generally up to 18 months from date of invoice, with individual amounts ranging from approximately $0.4 million to $3.4 million per retailer.

A summary of actual repurchase activity for the last three years follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | (Dollars in millions) | | |
| Estimated repurchase obligation at end of year | $200 | $250 | $260 |
| Number of retailer defaults | 12 | 8 | 17 |
| Number of homes repurchased | 23 | 22 | 50 |
| Total repurchase price | $ 1.2 | $ 1.2 | $ 2.1 |
| Losses incurred on homes repurchased | $ 0.1 | $ 0.1 | $ 0.3 |

We lowered repurchase reserves by $1.2 million in 2006 and by $1.0 million in 2005 as a result of better experience during those years and the improved financial condition of our largest independent retailers.

### Off Balance Sheet Arrangements

Our off balance sheet arrangements at December 29, 2007 consist of the contingent repurchase obligation totaling approximately $200 million, surety bonds and letters of credit totaling $75.1 million and guarantees of $2.5 million of debt of unconsolidated affiliates.

### Liquidity and Capital Resources

Unrestricted cash balances totaled $135.4 million at December 29, 2007. During 2007, continuing operating activities provided net cash of $80.3 million. Excluding working capital acquired in the purchase of SRI, during 2007 inventories decreased by $24.0 million, accounts receivable increased by $28.4 million and accounts payable increased by $61.2 million. Cash of $96.2 million was used to acquire SRI and $10.2 million was used for capital expenditures. Other cash provided during the period included cash proceeds of $4.5 million from the sale of two idle plants and cash totaling $3.8 million from stock option exercises.

In the fourth quarter of 2007, we improved our capital structure by completing a $180 million 2.75% Convertible Note offering that provided $174.1 million of net proceeds. In connection therewith, we completed a tender offer for our Senior Notes due 2009 and used cash of $79.7 million to redeem $75.6 million of the Senior Notes. In addition, we prepaid $14.5 million of our Term Loan due 2012. These transactions extended the average maturity of our indebtedness and also reduced the average interest rate on our indebtedness.

The Convertible Notes are convertible into approximately 47.7 shares of our common stock per $1,000 of principal. The conversion rate can exceed 47.7 shares per $1,000 of principal when the closing price of our common stock exceeds approximately $20.97 per share for one or more days in the 20 consecutive trading day period beginning on the second trading day after the conversion date. Holders of the Convertible Notes may require us to repurchase the Notes if we are involved in certain types of corporate transactions or other events constituting a fundamental change. Holders of the Convertible Notes have the right to require us to repurchase all or a portion of their Notes on November 1 of 2012, 2017, 2022, 2027 and 2032. We have the right to redeem the Convertible Notes, in whole or in part, for cash at any time after October 31, 2012.

On October 31, 2005, we entered into a senior secured credit agreement with various financial institutions, which has been amended from time to time (the "Credit Agreement"). The Credit Agreement is comprised of a $100 million term loan ("the Term Loan"), a £45 million term loan denominated in Pounds Sterling (the "Sterling Term Loan"), a revolving line of credit in the amount of $40 million and a $60 million letter of credit facility. As of December 29, 2007, letters of credit issued under the facility totaled $55.7 million and there were no borrowings under the revolving line of credit. The Credit Agreement also provides us with the right from time to time to borrow incremental uncommitted term loans of up to an additional $100 million, which may be denominated in U.S. Dollars or Pounds Sterling. The Credit Agreement is secured by a first security interest in substantially all of the assets of our domestic operating subsidiaries.

The Credit Agreement requires principal payments for the Term Loan and the Sterling Term Loan totaling approximately $1.1 million for 2008 and approximately $1.8 million annually thereafter. The interest rate for borrowings under the Term Loan is currently a LIBOR based rate plus 3.25% and the interest rate for borrowings under the Sterling Term Loan is currently a UK LIBOR based rate plus 3.25%. Letter of credit fees are 3.35% annually and revolver borrowings bear interest at either the prime interest rate plus 2.25% or LIBOR plus 3.25%. In addition, there is a fee on the unused portion of the facility ranging from 0.50% to 0.75% annually.

The maturity date for each of the Term Loan, the Sterling Term Loan and the letter of credit facility is October 31, 2012, and the maturity date for the revolving line of credit is October 31, 2010. The Credit Agreement contains affirmative and negative covenants. Under the Credit Agreement, we are required to maintain a maximum Leverage Ratio of Total Debt (as defined) on the last day of a fiscal quarter to consolidated EBITDA (as defined) for the four-quarter period then ended. We are also required to maintain a minimum Interest Coverage Ratio of consolidated EBITDA to Cash Interest Expense (as defined) over the four-quarter period then ended and a minimum Fixed Charge Ratio of consolidated EBITDA to Fixed Charges (as defined) over the four-quarter period then ended. Annual prepayments are required should we generate Excess Cash Flow (as defined). As of December 29, 2007, we were in compliance with all covenants. We expect to remain in compliance with all covenants throughout 2008.

The Senior Notes due 2009 are secured equally and ratably with our obligations under the Credit Agreement. Interest is payable semi-annually at an annual rate of 7.625%. In November 2007, the Indenture governing the Senior Notes was modified via a Supplemental Indenture, which eliminated substantially all restrictive covenants.

We continuously evaluate our capital structure in light of existing and expected market conditions. Strategies considered to improve our capital structure include without limitation, purchasing, refinancing, exchanging, or otherwise retiring our outstanding indebtedness, restructuring of obligations, new financings, and issuances of securities, whether in the open market or by other means and to the extent permitted by our existing financing arrangements. The amounts involved in any such transactions, individually or in the aggregate, may be material.

We expect to spend less than $20 million in 2008 on capital expenditures. We do not plan to pay cash dividends on our common stock in the near term. We may use a portion of our cash balances and/or incur additional indebtedness to finance acquisitions of businesses.

***Contingent Liabilities and Obligations***

We had significant contingent liabilities and obligations at December 29, 2007, including surety bonds and letters of credit totaling $75.1 million and guarantees of $2.5 million of debt of unconsolidated affiliates. Additionally, we are contingently obligated under repurchase agreements with certain lending institutions that provide floor plan financing to our independent retailers. We estimate our contingent repurchase obligation as of December 29, 2007 was approximately $200 million, without reduction for the resale value of the homes. See "Contingent Repurchase Obligations-Manufacturing Segment" discussed above in Item 7 of this Report.

We have provided various representations, warranties and other standard indemnifications in the ordinary course of our business, in agreements to acquire and sell business assets and in financing arrangements. We are also subject to various legal proceedings and claims that arise in the ordinary course of our business.

Management believes the ultimate liability with respect to these contingent liabilities and obligations will not have a material effect on our financial position, results of operations or cash flows.

***Summary of Liquidity and Capital Resources***

At December 29, 2007, our unrestricted cash balances totaled $135.4 million and we had unused availability of $40.0 million under our revolving credit facility. Therefore, total cash available from these sources was approximately $175.4 million. We expect that our cash flow from operations and our cash balances will be adequate to fund capital expenditures as well as the approximate $47.9 million of scheduled debt payments due in 2008 and 2009, including the $24.5 million note payable for the SRI acquisition, the $13.3 million Caledonian earn out obligation and the remaining $6.7 million of Senior Notes due 2009. Therefore, the level of cash availability is projected to be in excess of cash needed to operate our businesses for the next two years. We may use a portion of our cash balances and/or incur additional indebtedness to finance acquisitions of businesses. In the event that our operating cash flow is inadequate and one or more of our capital resources were to become unavailable, we would revise our operating strategies accordingly.

**Contractual Obligations**

The following table presents a summary of payments due by period for our contractual obligations for long-term debt, capital leases, operating leases, and certain other long-term liabilities as of December 29, 2007:

| | Payments due by period: After December 29, 2007 | | | | |
|---|---|---|---|---|---|
| | Total | < 1 Year | 1 to 3 Years | 3 to 5 Years | > 5 Years |
| | | | (In thousands) | | |
| Long-term debt: | | | | | |
| Convertible Notes due 2037 | $180,000 | $ — | $ — | $180,000 | $ — |
| Senior Notes due 2009 | 6,716 | — | 6,716 | — | — |
| Term Loans due 2012 | 144,136 | 1,124 | 3,598 | 139,414 | — |
| Obligations under industrial revenue bonds | 12,430 | — | — | — | 12,430 |
| Note payable, SRI acquisition | 24,528 | 24,528 | — | — | — |
| Caledonian earnout obligation | 13,252 | 13,252 | — | — | — |
| Capital leases and other debt | 971 | 232 | 513 | 226 | — |
| Operating leases | 33,461 | 5,592 | 9,617 | 7,247 | 11,005 |
| Total | $415,494 | $44,728 | $20,444 | $326,887 | $23,435 |

Based on the repurchase and redemption features, which first become available in 2012, the Convertible Notes are listed as being due in 2012 in the table above.

**Critical Accounting Policies**

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Assumptions and estimates of future earnings and cash flow are used in the periodic analyses of the recoverability of goodwill, intangible assets, deferred tax assets and property, plant and equipment. Historical experience and trends are used to estimate reserves, including reserves for self-insured risks, warranty costs and wholesale repurchase losses. Following is a description of each accounting policy requiring significant judgments and estimates:

***Reserves for Self-Insured Risks***

We are self-insured for a significant portion of our workers' compensation, general and products liability, auto liability, health and property insurance. Under our current self-insurance programs, we are generally responsible for up to $0.5 million per claim for workers' compensation ($0.75 million per claim in California) and automobile liability claims, up to $0.5 million, $1.5 million or $1.75 million per claim for product liability and general liability claims, depending on the policy year under which the claim is made, and up to $250,000 per claim for property insurance claims including business interruption losses. We maintain excess liability and property insurance with independent insurance carriers to minimize our risks related to catastrophic claims. Under our current self-insurance program we are responsible for up to $150,000 of health insurance claims per contract per year. Estimated casualty and health insurance costs are accrued for incurred claims and estimated claims incurred but not yet reported. Factors considered in estimating our insurance reserves are the nature of outstanding claims including the severity of the claims, estimated costs to settle existing claims, loss history and inflation, as well as estimates provided by our third party actuaries. Significant changes in the factors described above could have a material adverse impact on future operating results.

***Warranty Reserves***

Our manufacturing operations generally provide the retail homebuyer or the builder/developer with a twelve-month warranty. Estimated warranty costs are accrued as cost of sales at the time of sale. Our warranty reserve is based on estimates of the amounts necessary to settle existing and future claims on homes sold by the manufacturing operations as of the balance sheet date. Factors used to calculate the warranty obligation are the estimated number of homes still under warranty, including homes in retailer inventories and homes purchased by consumers still within the twelve-month warranty period and the historical average costs incurred to service a home. Significant changes in these factors could have a material adverse impact on future operating results.

***Property, Plant and Equipment***

The recoverability of property, plant and equipment is evaluated whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, primarily based on estimated selling prices, appraised values or projected undiscounted cash flows. Our cash flow estimates are based on historical results adjusted for estimated current industry trends, the economy and operating conditions. Additionally, we use estimates of fair market values to establish impairment reserves for permanently closed facilities that are held for sale. Past evaluations of property, plant and equipment have resulted in significant impairment charges primarily for closed manufacturing facilities and retail sales centers. Significant changes in these estimates and assumptions could result in additional impairment charges in the future.

***Income Taxes and Deferred Tax Assets***

Deferred tax assets and liabilities are determined based on temporary differences between the financial statement balances and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. We periodically evaluate the realizability of our deferred tax assets based on the requirements established in SFAS No. 109, "Accounting for Income Taxes," which requires the recording of a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Effective July 1, 2006, we reversed substantially all of the previously recorded valuation allowance for deferred tax assets after determining that realization of the deferred tax assets was more likely than not. This determination was based upon achieving historical profitability and our outlook for ongoing profitability, among other factors. Projections of future profitability and levels of taxable income are required in assessing deferred tax assets and involve significant estimates and assumptions. Significant changes in these estimates and assumptions could result in the need to establish a valuation allowance for all or part of our deferred tax assets again in the future.

Although we expect to generate sufficient U.S. pretax income in the future to utilize available NOL carryforwards there can be no assurance that we will be able to do so. Additionally, the current U.S. economy and housing market present significant challenges to returning our U.S. operations to profitability. In the event that we incur additional U.S. operating losses in 2008, we will likely be required to provide a valuation allowance for all or a portion of the U.S. net deferred tax assets which totaled $117 million at December 29, 2007.

***Goodwill and Amortizable Intangible Assets***

Goodwill and amortizable intangible assets are related to both our manufacturing and international segments. We test for impairment of goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." We test for impairment of amortizable intangible assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We evaluate the fair value of our manufacturing and international segments versus their carrying value as of each fiscal year end or more frequently if events or changes in circumstances indicate that the carrying value may exceed the fair value. When estimating the segment's fair value, we calculate the present value of future cash flows based on forecasted sales volumes and profit margins, the number of manufacturing facilities in operation, current industry and economic conditions, historical results and inflation. We also use available market value information to evaluate fair value. Significant changes in the estimates and assumptions used in calculating the fair value of the segments and the recoverability of goodwill and amortizable intangible assets or differences between estimates and actual results could result in impairment charges in the future.

***Wholesale Repurchase Reserves***

Approximately 50% of our manufacturing sales to independent retailers are made pursuant to repurchase agreements with the providers of floor plan financing. We determine our repurchase reserves based on the greater of (1) the fair value of the "guaranty" made under the repurchase agreements and (2) an estimate of losses for homes expected to be repurchased based on historical repurchase experience. An additional reserve is established for estimated losses related to specific retailer defaults that are deemed to be probable. Losses under repurchase obligations are determined by calculating the difference between the repurchase price and the estimated net resale value of the homes, less accrued rebates which will not be paid. Estimated losses under repurchase agreements are based on the historical number of homes repurchased, the cost of such repurchases and the historical losses incurred, as well as the current inventory levels held at our independent retailers. In addition, we monitor the risks associated with our independent retailers and consider these risks in identifying probable retailer defaults. Significant changes in these factors could have a material adverse impact on future operating results.

***Revenue Recognition***

The percentage of completion method of revenue recognition is used for certain construction contracts. This method of accounting requires estimates and assumptions as to total costs and profitability for each contract. Actual results could vary significantly from these estimates resulting in significant adjustments to reported income.

**Impact of Inflation**

Inflation has not had a material effect on our operations during the last three years. Commodity prices, including lumber, fluctuate; however, during periods of rising commodity prices we have generally been able to pass the increased costs to our customers in the form of surcharges and price increases.

**Impact of Recently Issued Accounting Pronouncements**

In September 2006, the Financial Accounting Standards Board issued Financial Accounting Standard Number 157 ("SFAS 157"), *Fair Value Measurements*. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. In February 2008, the FASB issued FSP FAS 157-2 that delayed, by one year, the effective date of SFAS 157 for the majority of non-financial assets and non-financial liabilities. However, we would still be required to adopt SFAS 157 as of January 1, 2008 for certain assets and liabilities which were not included in FSP FAS 157-2. We have not yet determined the effect, if any, that the implementation of SFAS 157 will have on our results of operations or financial condition.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation Number 48 ("FIN 48") *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.* FIN 48 clarifies accounting for uncertain tax positions using a "more likely than not" recognition threshold for tax positions. Under FIN 48, we will initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits of the tax position, that such a position will be sustained upon examination by the relevant tax authorities. If the tax benefit meets the "more likely than not" threshold, the measurement of the tax benefit will be based on our best estimate of the ultimate tax benefit to be sustained if audited by the taxing authority. The adoption of FIN 48 required no adjustment to opening balance sheet accounts as of December 30, 2006.

In February 2007, the Financial Accounting Standards Board issued Financial Accounting Standard Number 159 ("SFAS 159"), *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115,* which permits an entity to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities that choose to measure eligible items at fair value will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected at specified election dates on an instrument-by-instrument basis, with few exceptions. The Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective at the beginning of the first fiscal year beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 159.

In December 2007, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard Number 141(R) ("SFAS 141R"), *Business Combinations* and Financial Accounting Standard Number 160 ("SFAS 160"), *Accounting and Reporting of Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.* SFAS 141R and SFAS 160 expand the scope of acquisition accounting to all transactions and circumstances under which control of a business is obtained. SFAS 141R and SFAS 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years, with early adoption prohibited and these standards must be adopted concurrently. These standards will impact us for any acquisitions subsequent to the adoption date; however, we have not yet determined the effect that the implementation of SFAS 141R and SFAS 160 will have on our results of operations or financial condition.

### Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Our debt obligations under the Credit Agreement are currently subject to variable rates of interest based on both U.S. and UK LIBOR. A 100 basis point increase in the underlying interest rate would result in an additional annual interest cost of approximately $1.4 million, assuming average related debt of $144.1 million, which was the amount of related outstanding borrowings at December 29, 2007.

Our obligations under industrial revenue bonds are subject to variable rates of interest based on short-term tax-exempt rate indices. A 100 basis point increase in the underlying interest rates would result in additional annual interest cost of approximately $124,000, assuming average related debt of $12.4 million, which was the amount of outstanding borrowings at December 29, 2007.

Our approach to interest rate risk is to balance our borrowings between fixed rate and variable rate debt. At December 29, 2007, we had $180 million of Convertible Notes and $6.7 million of Senior Notes at fixed rates and $156.5 million of Term Notes and industrial revenue bonds at variable rates. At December 30, 2006, we had

$82.3 million of Senior Notes at a fixed rate and $171.1 million of Term Notes and industrial revenue bonds at variable rates.

We are exposed to foreign exchange risk with our factory-built housing operations in Canada and our international segment in the UK. Our Canadian operations had 2007 proforma net sales totaling $220 million (CAD), including SRI's net sales. Assuming future annual Canadian sales equal to 2007 proforma sales, a change of 1.0% in exchange rates between the U.S. and Canadian dollars would change consolidated sales by $2.2 million. Our international segment had 2007 sales of £140 million (pounds Sterling). Assuming future annual UK sales equal to 2007 sales, a change of 1.0% in exchange rates between the U.S. dollar and the British pound Sterling would change consolidated sales by $2.8 million. Net income of the Canadian and UK operations would also be affected by changes in exchange rates.

We borrowed £45 million in the U.S. to finance a portion of the Caledonian purchase price, which totaled approximately £62 million. This Sterling denominated borrowing was designated as an economic hedge of our net investment in the UK. Therefore a significant portion of foreign exchange risk related to our Caledonian investment in the UK is offset. We do not hedge our investment in the Canadian operations.

**Item 8.** ***Financial Statements and Supplementary Data***

The financial statements and schedules filed herewith are set forth on the Index to Financial Statements and Financial Statement Schedules on page F-1 of the separate financial section of this Report and are incorporated herein by reference.

**Item 9.** ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

**Item 9A.** ***Controls and Procedures***

As of December 29, 2007, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to cause material information required to be disclosed by the Company in the reports that we file or submit under the Securities Exchange Act of 1934 to be recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. During the quarter ended December 29, 2007, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During 2007, we completed the implementation of a new enterprise resource planning ("ERP") system for its manufacturing operations, excluding one 2006 acquisition. The ERP system implementation for the remaining 2006 acquisition is targeted for the first half of 2008. The time frame for the ERP system implementation for the December 2007 acquisition of SRI has not yet been established. Management does not currently believe that this will adversely affect the Company's internal control over financial reporting.

**Item 9B.** ***Other Information***

None.

## PART III

### Item 10. *Directors, Executive Officers and Corporate Governance*

The information set forth in the sections entitled "Election of Directors" and "Corporate Governance" in the Company's Proxy Statement for the Annual Shareholders' Meeting to be held May 7, 2008 (the "Proxy Statement") and the information set forth in the section entitled "Executive Officers of the Company" in Part 1, Item 1 of this Report is incorporated herein by reference.

The information set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the section entitled "Other Information" in the Company's Proxy Statement is incorporated herein by reference.

### Item 11. *Executive Compensation*

The information set forth under the sections entitled "Compensation of Directors," "Compensation Discussion and Analysis" and "Executive Compensation" and the information set forth under the caption "Compensation Committee Report" in the section entitled "Corporate Governance — Compensation and Human Resources Committee" in the Company's Proxy Statement is incorporated herein by reference.

### Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information set forth under Part II, Item 5 of this Report is incorporated herein by reference. The information set forth under the section entitled "Share Ownership" in the Company's Proxy Statement is incorporated herein by reference.

### Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information set forth under the caption "Related Party Transaction Policy" in the section entitled "Other Information" and the information set forth under the caption "Director Independence" in the section entitled "Corporate Governance" in the Company's Proxy Statement is incorporated herein by reference.

### Item 14. *Principal Accountant Fees and Services*

The information set forth under the caption "Independent Auditors" in the section entitled "Other Information" in the Company's Proxy Statement is incorporated herein by reference.

## PART IV

### Item 15. *Exhibits and Financial Statement Schedules*

(a) The financial statements, supplementary financial information and financial statement schedules filed herewith are set forth on the Index to Financial Statements and Financial Statement Schedules on page F-1 of the separate financial section of this Report, which is incorporated herein by reference.

The following exhibits are filed as part of this Report. Those exhibits with an asterisk (*) designate the Company's management contracts or compensation plans or arrangements for its executive officers.

| Exhibit No. | Description |
|---|---|
| 1.1 | Underwriting agreement, dated October 27, 2007, between Champion Enterprises, Inc. and Credit Suisse Securities (USA), filed as Exhibit 1.1 to the Company's Current Report on Form 8-K filed November 2, 2007 and incorporated herein by reference. |
| 2.1 | Asset Purchase Agreement, dated February 24, 2006, by and among CBS Monaco Limited, Champion Enterprises, Inc. and the shareholders of Calsafe Group (Holdings) Limited, filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed March 1, 2006 and incorporated herein by reference. |
| 2.2 | Asset Purchase Agreement, dated December 17, 2007, by Champion Enterprises, Inc. and 1367606 Alberta ULC ("Buyer") with SRI Homes Inc., NGI Investment Corporation, Robert Adria and Brian Holterhus, filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed December 21, 2007 and incorporated herein by reference. |
| 3.1 | Restated Articles of Incorporation of Champion Enterprises, Inc., as amended, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed April 19, 2006 and incorporated herein by reference. |
| 3.2 | Bylaws of the Company as amended through December 2, 2003, filed as Exhibit 3.5 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2004 and incorporated herein by reference. |
| 4.1 | Indenture dated as of May 3, 1999 between the Company, the Subsidiary Guarantors and Bank One Trust Company, NA, as Trustee, filed as Exhibit 4.1 to the Company's Form S-4 Registration Statement No. 333-84227 dated July 30, 1999 and incorporated herein by reference. |
| 4.2 | Supplemental Indenture dated as of July 30, 1999 between the Company, the Subsidiary Guarantors and Wells Fargo Bank Minnesota, NA, as Trustee, filed as Exhibit 4.2 to the Company's Form S-4 Registration Statement No. 333-84227 dated July 30, 1999 and incorporated herein by reference. |
| 4.3 | Supplemental Indenture dated as of October 4, 1999 between the Company, the Subsidiary Guarantors and Wells Fargo Bank Minnesota, NA, filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 and incorporated herein by reference. |
| 4.4 | Supplemental Indenture dated as of February 10, 2000 between the Company, the Subsidiary Guarantors and Wells Fargo Bank Minnesota, NA, filed as Exhibit 4.4 to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 and incorporated herein by reference. |
| 4.5 | Supplemental Indenture dated as of September 5, 2000, among the Company, the Subsidiary Guarantors and Wells Fargo Bank Minnesota, NA, filed as Exhibit 4.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 and incorporated herein by reference. |
| 4.6 | Supplemental Indenture dated as of March 15, 2002 between the Company, A-1 Champion GP, Inc., the Subsidiary Guarantors and Wells Fargo Bank Minnesota, NA, as Trustee, filed as Exhibit 4.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 and incorporated herein by reference. |
| 4.7 | Supplemental Indenture dated as of August 7, 2002 among the Company, the Subordinated Subsidiary Guarantors and Wells Fargo Bank Minnesota, NA, as Trustee, filed as Exhibit 4.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 and incorporated herein by reference. |

| Exhibit No. | Description |
|---|---|
| 4.8 | Supplemental Indenture dated as of January 13, 2003 among HomePride Insurance Agency, Inc., HP National Mortgage Holdings, Inc., Champion Enterprises Management Co., the Company, the Subordinated Subsidiary Guarantors, and Wells Fargo Bank Minnesota, NA, as Trustee, filed as Exhibit 4.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 and incorporated herein by reference. |
| 4.9 | Supplemental Indenture dated as of January 31, 2003, among Moduline Industries (Canada) Ltd., the Company, the Subordinated Subsidiary Guarantors and Wells Fargo Bank Minnesota, NA, as Trustee, filed as Exhibit 4.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 and incorporated herein by reference. |
| 4.10 | Supplemental Indenture dated as of October 14, 2005, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated October 14, 2005 and incorporated herein by reference. |
| 4.11 | Supplemental Indenture for Senior Debt Securities dated November 2, 2007, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated November 2, 2007 and incorporated herein by reference. |
| 4.12 | Supplemental Indenture dated November 13, 2007, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated November 16, 2007 and incorporated herein by reference. |
| 10.1 | *1993 Management Stock Option Plan, as amended and restated as of December 3, 2002, filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year end December 28, 2002 and incorporated herein by reference. |
| 10.2 | *1995 Stock Option and Incentive Plan, filed as Exhibit 10.1 to the Company's Registration Statement on Form S-8 dated May 1, 1995 and incorporated herein by reference. |
| 10.3 | *First Amendment to the 1995 Stock Option and Incentive Plan, filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995 and incorporated herein by reference. |
| 10.4 | *Second Amendment dated April 28, 1998 to the 1995 Stock Option and Incentive Plan, filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 1999 and incorporated herein by reference. |
| 10.5 | *Third Amendment dated October 27, 1998 to the 1995 Stock Option and Incentive Plan, filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 1999 and incorporated herein by reference. |
| 10.6 | *Fourth Amendment dated April 27, 1999 to the 1995 Stock Option and Incentive Plan, filed as Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended April 3, 1999 and incorporated herein by reference. |
| 10.7 | *Management Stock Purchase Plan, filed as Exhibit 4.1 to the Company's Form S-8 dated September 17, 1998 and incorporated herein by reference. |
| 10.8 | *Amendment to the Management Stock Purchase Plan, filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2004 and incorporated herein by reference. |
| 10.9 | *Deferred Compensation Plan, filed as Exhibit 4.2 to the Company's Form S-8 dated September 17, 1998 and incorporated herein by reference. |
| 10.10 | *Amendment to the Deferred Compensation Plan, dated as of March 26, 2004, filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2005 and incorporated herein by reference. |
| 10.11 | *Corporate Officer Stock Purchase Plan, filed as Exhibit 4.1 to the Company's Form S-8 dated February 26, 1999 and incorporated herein by reference. |
| 10.12 | *Amendment to the Corporate Officer Stock Purchase Plan, filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2004 and incorporated herein by reference. |
| 10.13 | *Consent in Lieu of a Special Meeting of the Deferred Compensation Committee dated January 1, 1999 to amend the Corporate Officer Stock Purchase Plan, filed as Exhibit 10.33 to the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 1999 and incorporated herein by reference. |

| Exhibit No. | Description |
|---|---|
| 10.14 | *2000 Stock Compensation Plan for Nonemployee Directors, as amended and restated effective December 18, 2002, filed as Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year end December 28, 2002 and incorporated herein by reference. |
| 10.15 | *Fourth Amendment to the 2000 Stock Compensation Plan for Nonemployee Directors, filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2004 and incorporated herein by reference. |
| 10.16 | *Salesperson Retention Plan, filed as Exhibit 99(a) to the Company's Registration Statement on Form S-3 dated January 19, 2001 and incorporated herein by reference. |
| 10.17 | *2005 Equity Compensation and Incentive Plan, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 4, 2005 and incorporated herein by reference. |
| 10.18 | *Form of Performance Share Award under the 2005 Equity Compensation and Incentive Plan, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 12, 2006 and incorporated herein by reference. |
| 10.19 | *Form of Annual Incentive Award under the 2005 Equity Compensation and Incentive Plan, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated January 12, 2006 and incorporated herein by reference. |
| 10.20 | *Executive Employment Agreement dated as of July 12, 2004 between the Company and William C. Griffiths, as amended and restated, filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated July 13, 2004 and incorporated herein by reference. |
| 10.21 | *Form of Change in Control Agreement dated November 22, 2004 between the Company and certain executive officers, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 22, 2004 and incorporated herein by reference. |
| 10.22 | *Change in Control Agreement dated November 22, 2004 between the Company and William C. Griffiths, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 22, 2004 and incorporated herein by reference. |
| 10.23 | *Executive Officer Severance Pay Plan effective December 1, 2004, filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated November 22, 2004 and incorporated herein by reference. |
| 10.24 | *Letter Agreement dated October 17, 2002 between the Company and Phyllis A. Knight, filed as Exhibit 10.25 to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 and incorporated herein by reference. |
| 10.25 | *Nonqualified Inducement Stock Option Agreement dated October 17, 2002 between the Company and Phyllis A. Knight, filed as Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 and incorporated herein by reference. |
| 10.26 | *Letter Agreement dated September 21, 2004 between the Company and Jeffrey L. Nugent, filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and incorporated herein by reference. |
| 10.27 | Cash Compensation Plan for Non-Employee Directors (the "Plan"), filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 20, 2006 and incorporated herein by reference. |
| 10.28 | First Amendment to Amended and Restated Credit Agreement, dated March 22, 2007, by Champion Home Builders Co., a wholly-owned subsidiary of Champion Enterprises, Inc., and certain additional subsidiaries of Champion Enterprises, Inc. with certain financial institutions and other parties thereto as lenders, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 28, 2007 and incorporated herein by reference. |
| 10.29 | Second Amendment to Amended and Restated Credit Agreement, dated June 20, 2007, by Champion Home Builders Co., a wholly-owned subsidiary of Champion Enterprises, Inc., and certain additional subsidiaries of the Company with certain financial institutions and other parties thereto as lenders, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 22, 2007 and incorporated herein by reference. |

| Exhibit No. | Description |
|---|---|
| 10.30 | Third Amendment to Amended and Restated Credit Agreement, dated October 25, 2007, by Champion Home Builders Co., a wholly-owned subsidiary of Champion Enterprises, Inc., and certain additional subsidiaries of Champion Enterprises, Inc. with certain financial institutions and other parties thereto as lenders, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 31, 2007 and incorporated herein by reference. |
| 21.1 | Subsidiaries of the Company. |
| 23.1 | Consent of Ernst & Young LLP. |
| 23.2 | Consent of PricewaterhouseCoopers LLP. |
| 31.1 | Certification of Chief Executive Officer dated February 27, 2008, relating to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2007. |
| 31.2 | Certification of Chief Financial Officer dated February 27, 2008, relating to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2007. |
| 32.1 | Certification of Chief Executive Officer and Chief Financial Officer of Registrant, dated February 27, 2008, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, relating to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2007. |
| 99.1 | Proxy Statement for the Company's 2008 Annual Meeting of Shareholders, filed by the Company pursuant to Regulation 14A and incorporated herein by reference. |

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAMPION ENTERPRISES, INC.

By: /s/ PHYLLIS A. KNIGHT

Phyllis A. Knight
*Executive Vice President, Treasurer and Chief Financial Officer*

Dated: February 27, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

| Signature | Title | Date |
| --- | --- | --- |
| /s/ WILLIAM C. GRIFFITHS<br>William C. Griffiths | Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer) | February 27, 2008 |
| /s/ PHYLLIS A. KNIGHT<br>Phyllis A. Knight | Executive Vice President, Treasurer and Chief Financial Officer (Principal Financial Officer) | February 27, 2008 |
| /s/ RICHARD HEVELHORST<br>Richard Hevelhorst | Vice President and Controller (Principal Accounting Officer) | February 27, 2008 |
| /s/ ROBERT W. ANESTIS<br>Robert W. Anestis | Director | February 27, 2008 |
| /s/ ERIC S. BELSKY<br>Eric S. Belsky | Director | February 27, 2008 |
| /s/ SELWYN ISAKOW<br>Selwyn Isakow | Director and Lead Independent Director | February 27, 2008 |
| /s/ BRIAN D. JELLISON<br>Brian D. Jellison | Director | February 27, 2008 |
| /s/ G. MICHAEL LYNCH<br>G. Michael Lynch | Director | February 27, 2008 |
| /s/ THOMAS MADDEN<br>Thomas Madden | Director | February 27, 2008 |
| /s/ SHIRLEY D. PETERSON<br>Shirley D. Peterson | Director | February 27, 2008 |
| /s/ DAVID WEISS<br>David Weiss | Director | February 27, 2008 |

## MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the Company's consolidated financial statements and related notes. Management believes that the consolidated financial statements present the Company's financial position and results of operations in conformity with accounting principles that are generally accepted in the United States, using our best estimates and judgments as required.

The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and provides an objective, independent review of the fairness of reported operating results and financial position.

The Audit Committee of the Board of Directors of the Company is composed of four non-management directors. The Committee meets regularly with management, internal auditors, and the independent registered public accounting firm to review accounting, internal control, auditing, and financial reporting matters.

Formal policies and procedures, including an active Ethics and Business Conduct program, support the internal controls, and are designed to ensure employees adhere to the highest standards of personal and professional integrity. We have an internal audit program that independently evaluates the adequacy and effectiveness of these internal controls.

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in *Internal Control — Integrated Framework,* management concluded that our internal control over financial reporting was effective as of December 29, 2007. The effectiveness of our internal control over financial reporting as of December 29, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

On December 21, 2007, we acquired substantially all the assets and the business of SRI Homes Inc. We have excluded this acquisition from our assessment of internal control over financial reporting as of December 29, 2007 because it was acquired during 2007. The total assets of this acquisition represented 13 percent of our consolidated assets at December 29, 2007. Due to the date of the acquisition, no sales or operating results of SRI are included in our consolidated sales for 2007.

| /s/ WILLIAM C. GRIFFITHS | /s/ PHYLLIS A. KNIGHT |
|---|---|
| William C. Griffiths | Phyllis A. Knight |
| *Chairman, President and Chief Executive Officer* | *Executive Vice President, Treasurer and Chief Financial Officer* |
| February 27, 2008 | February 27, 2008 |

## CHAMPION ENTERPRISES, INC. AND SUBSIDIARIES

## INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES



All other financial statement schedules are omitted either because they are not applicable or the required information is immaterial or is shown in the Notes to Consolidated Financial Statements.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Champion Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Champion Enterprises, Inc. (the "Company") as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the two years in the period ended December 29, 2007. Our audits also included the financial statement schedule listed in the Index for the two years ended December 29, 2007. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Champion Enterprises, Inc. at December 29, 2007 and December 30, 2006, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 29, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth for the two years ended December 29, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Champion Enterprises, Inc.'s internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Detroit, Michigan
February 22, 2008

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Champion Enterprises, Inc.

We have audited Champion Enterprises Inc.'s internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Champion Enterprises Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying "Management's Report on Internal Control over Financial Reporting," management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 2007 acquisition of SRI Homes Inc., which are included in the consolidated statements of the Company and constituted 13 percent of consolidated assets at December 29, 2007 and zero percent of consolidated net sales for the year then ended. Management did not include an assessment of the internal control over financial reporting for SRI Homes Inc. as it was acquired in a business combination in 2007.

In our opinion, Champion Enterprises, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Champion Enterprises, Inc. as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the two years in the period ended December 29, 2007 and our report dated February 22, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Detroit, Michigan
February 22, 2008

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Champion Enterprises, Inc.:

In our opinion, the consolidated statements of income, shareholders' equity and cash flows for the year ended December 31, 2005 present fairly, in all material respects, the results of operations and cash flows of Champion Enterprises, Inc. and its subsidiaries for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the year ended December 31, 2005 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Detroit, MI
March 10, 2006

## CHAMPION ENTERPRISES, INC.

## CONSOLIDATED INCOME STATEMENTS

| | Year Ended | | |
|---|---|---|---|
| | December 29, 2007 | December 30, 2006 | December 31, 2005 |
| | (In thousands, except per share amounts) | | |
| **Net sales** | **$1,273,465** | $1,364,648 | $1,272,590 |
| Cost of sales | **1,083,601** | 1,147,032 | 1,055,749 |
| **Gross margin** | **189,864** | 217,616 | 216,841 |
| Selling, general and administrative expenses | **157,134** | 154,518 | 151,810 |
| Restructuring charges | **3,780** | 1,200 | — |
| Amortization of intangible assets | **5,727** | 3,941 | — |
| Mark-to-market credit for common stock warrant | **—** | — | (4,300) |
| **Operating income** | **23,223** | 57,957 | 69,331 |
| Loss on debt retirement | **(4,543)** | (398) | (9,857) |
| Interest income | **5,649** | 5,050 | 3,712 |
| Interest expense | **(20,380)** | (19,496) | (17,698) |
| **Income from continuing operations before income taxes** | **3,949** | 43,113 | 45,488 |
| Income tax (benefit) expense | **(3,243)** | (95,211) | 3,300 |
| **Income from continuing operations** | **7,192** | 138,324 | 42,188 |
| Loss from discontinued operations, net of taxes | **—** | (16) | (4,383) |
| **Net income** | **$ 7,192** | $ 138,308 | $ 37,805 |
| **Basic income (loss) per share:** | | | |
| Income from continuing operations | **$ 0.09** | $ 1.81 | $ 0.55 |
| Loss from discontinued operations | **—** | — | (0.06) |
| Basic income per share | **$ 0.09** | $ 1.81 | $ 0.49 |
| Weighted shares for basic EPS | **76,916** | 76,334 | 74,891 |
| **Diluted income (loss) per share:** | | | |
| Income from continuing operations | **$ 0.09** | $ 1.78 | $ 0.54 |
| Loss from discontinued operations | **—** | — | (0.06) |
| Diluted income per share | **$ 0.09** | $ 1.78 | $ 0.48 |
| Weighted shares for diluted EPS | **77,719** | 77,578 | 76,034 |

See accompanying Notes to Consolidated Financial Statements.

## CHAMPION ENTERPRISES, INC.

## CONSOLIDATED BALANCE SHEETS

| | December 29, 2007 | December 30, 2006 |
|---|---|---|
| | (In thousands, except par value) | |
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | **$ 135,408** | $ 70,208 |
| Accounts receivable, trade | **89,646** | 47,645 |
| Inventories | **90,782** | 102,350 |
| Deferred tax assets | **29,746** | 32,303 |
| Other current assets | **14,827** | 10,677 |
| Total current assets | **360,409** | 263,183 |
| **Property, plant and equipment** | | |
| Land and improvements | **30,970** | 25,805 |
| Buildings and improvements | **129,002** | 123,483 |
| Machinery and equipment | **89,742** | 89,037 |
| | **249,714** | 238,325 |
| Less-accumulated depreciation | **132,730** | 125,798 |
| | **116,984** | 112,527 |
| **Goodwill** | **360,610** | 287,789 |
| **Amortizable intangible assets, net of accumulated amortization** | **72,541** | 47,675 |
| **Deferred tax assets** | **87,983** | 71,600 |
| **Other non-current assets** | **23,696** | 17,841 |
| | **$1,022,223** | $800,615 |
| **Liabilities and Shareholders' Equity** | | |
| **Current liabilities** | | |
| Short-term portion of debt | **$ 25,884** | $ 2,168 |
| Accounts payable | **119,390** | 54,607 |
| Accrued volume rebates | **29,404** | 30,891 |
| Accrued warranty obligations | **29,246** | 30,423 |
| Accrued compensation and payroll taxes | **25,168** | 13,933 |
| Accrued self-insurance | **27,539** | 29,219 |
| Other current liabilities | **61,695** | 41,962 |
| Total current liabilities | **318,326** | 203,203 |
| **Long-term liabilities** | | |
| Long-term debt | **342,897** | 252,449 |
| Deferred tax liabilities | **7,065** | 10,600 |
| Other long-term liabilities | **34,089** | 32,601 |
| | **384,051** | 295,650 |
| **Contingent liabilities (Note 13)** | | |
| **Shareholders' equity** | | |
| Common stock, $1 par value, 120,000 shares authorized, 77,346 and 76,450 shares issued and outstanding, respectively | **77,346** | 76,450 |
| Capital in excess of par value | **203,708** | 199,597 |
| Retained earnings | **23,637** | 16,445 |
| Accumulated other comprehensive income | **15,155** | 9,270 |
| Total shareholders' equity | **319,846** | 301,762 |
| | **$1,022,223** | $800,615 |

See accompanying Notes to Consolidated Financial Statements.

## CHAMPION ENTERPRISES, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended | | |
|---|---|---|---|
| | December 29, 2007 | December 30, 2006 | December 31, 2005 |
| | | (In thousands) | |
| **Cash flows from operating activities** | | | |
| Net income | **$ 7,192** | $ 138,308 | $ 37,805 |
| Loss from discontinued operations | **—** | 16 | 4,383 |
| Adjustments to reconcile net income to net cash provided by (used for) continuing operating activities: | | | |
| Depreciation and amortization | **20,063** | 17,943 | 10,738 |
| Stock-based compensation | **2,975** | 4,563 | 5,674 |
| Change in deferred taxes | **(17,637)** | (100,125) | — |
| Fixed asset impairment charges | **2,000** | 1,200 | — |
| Gain on disposal of fixed assets | **(1,199)** | (4,708) | (1,691) |
| Loss on debt retirement | **4,543** | 398 | 9,857 |
| Mark-to-market credit for common stock warrant | **—** | — | (4,300) |
| Increase/decrease | | | |
| Accounts receivable | **(28,412)** | 28,626 | (24,364) |
| Inventories | **24,024** | 13,129 | (22,984) |
| Cash collateral deposits | **—** | — | 6,500 |
| Accounts payable | **61,230** | (16,405) | 9,326 |
| Accrued liabilities | **5,733** | (24,753) | 7,040 |
| Foreign currency transaction gain | **(942)** | — | — |
| Other, net | **735** | 1,682 | 422 |
| Net cash provided by continuing operating activities | **80,305** | 59,874 | 38,406 |
| **Cash flows from investing activities** | | | |
| Additions to property, plant and equipment | **(10,201)** | (17,582) | (11,785) |
| Acquisitions | **(96,208)** | (153,845) | (41,416) |
| Proceeds on disposal of fixed assets | **4,487** | 7,566 | 5,472 |
| Distributions from unconsolidated affiliates | **884** | — | — |
| Net cash used for investing activities | **(101,038)** | (163,861) | (47,729) |
| **Cash flows from financing activities** | | | |
| Payments on short-term debt | **—** | — | (8,195) |
| Proceeds from Convertible Notes | **180,000** | — | — |
| Proceeds from Term Loan | **—** | 78,561 | 100,000 |
| Redemption of Senior Notes | **(79,728)** | (6,901) | (106,316) |
| Payment of U.S. Term Loan | **(14,500)** | (27,750) | — |
| Payments on other long-term debt | **(1,829)** | (1,862) | (687) |
| Purchase of common stock warrant | **—** | — | (4,500) |
| Increase in deferred financing costs | **(5,939)** | (1,076) | (3,567) |
| Decrease (increase) in restricted cash | **15** | 698 | (184) |
| Common stock issued, net | **3,801** | 1,974 | 2,340 |
| Dividends paid on preferred stock | **—** | — | (293) |
| Net cash provided by (used for) financing activities | **81,820** | 43,644 | (21,402) |
| **Cash flows from discontinued operations** | | | |
| Net cash provided by (used for) operating activities of discontinued operations | **62** | 633 | (3,247) |
| Net cash provided by investing activities of discontinued operations | **—** | 568 | 30,952 |
| Net cash used for financing activities of discontinued operations | **—** | — | (12,267) |
| Net cash provided by discontinued operations | **62** | 1,201 | 15,438 |
| Effect of exchange rate changes on cash and cash equivalents | **4,051** | 2,371 | — |
| Net increase (decrease) in cash and cash equivalents | **65,200** | (56,771) | (15,287) |
| Cash and cash equivalents at beginning of period | **70,208** | 126,979 | 142,266 |
| Cash and cash equivalents at end of period | **$ 135,408** | $ 70,208 | $ 126,979 |
| **Additional cash flow information** | | | |
| Cash paid for interest | **$ 19,888** | $ 19,394 | $ 20,084 |
| Cash paid for income taxes | **8,296** | 5,156 | 2,661 |

See accompanying Notes to Consolidated Financial Statements.

## CHAMPION ENTERPRISES, INC.

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Common stock | | Capital in excess of par value | Retained earnings (accumulated deficit) | Accumulated other comprehensive income (loss) | Total |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| | | | | (In thousands) | | |
| **Balance at January 1, 2005** | 72,358 | $72,358 | $164,377 | $(159,375) | $ (60) | $ 77,300 |
| Net income | | | | 37,805 | | 37,805 |
| Preferred stock dividends | | | | (293) | — | (293) |
| Stock options and benefit plans | 456 | 456 | 9,009 | — | — | 9,465 |
| Issuance for acquisition deferred purchase price payments | 171 | 171 | 1,829 | — | — | 2,000 |
| Preferred stock conversion | 3,060 | 3,060 | 17,690 | — | — | 20,750 |
| Foreign currency translation adjustments | — | — | — | — | 278 | 278 |
| **Balance at December 31, 2005** | 76,045 | $76,045 | $192,905 | $(121,863) | $ 218 | $147,305 |
| Net income | — | — | — | 138,308 | — | 138,308 |
| Stock options and benefit plans | 405 | 405 | 6,692 | — | — | 7,097 |
| Foreign currency translation adjustments | — | — | — | — | 14,552 | 14,552 |
| Net investment hedge, net of income taxes | — | — | — | — | (5,500) | (5,500) |
| **Balance at December 30, 2006** | 76,450 | 76,450 | 199,597 | 16,445 | 9,270 | 301,762 |
| Net income | — | — | — | 7,192 | — | 7,192 |
| Stock options and benefit plans | 896 | 896 | 4,111 | — | — | 5,007 |
| Foreign currency translation adjustments | — | — | — | — | 7,185 | 7,185 |
| Net investment hedge, net of income taxes | — | — | — | — | (1,300) | (1,300) |
| **Balance at December 29, 2007** | 77,346 | $77,346 | $203,708 | $ 23,637 | $15,155 | $319,846 |

See accompanying Notes to Consolidated Financial Statements.

## NOTE 1 — Summary of Significant Accounting Policies

### *Principles of Consolidation*

The Consolidated Financial Statements include the accounts of Champion Enterprises, Inc. and its wholly owned subsidiaries ("Champion" or "the Company"). All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

During 2005, the Company completed the disposal of its traditional retail operations through the sale of its remaining traditional retail sales centers. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and Emerging Issues Task Force ("EITF") Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FAS 144 in Determining Whether to Report Discontinued Operations," the traditional retail sales centers closed or sold in 2005 and 2004, along with their related administrative offices, are reported as discontinued operations for all periods presented. Continuing retail operations consist of the Company's ongoing non-traditional California retail operations.

### *Business*

The Company operates in three segments. The North American manufacturing segment (the "manufacturing segment") consists of 29 manufacturing facilities that primarily construct factory-built manufactured and modular houses throughout the U.S. and in western Canada. The international manufacturing segment (the "international segment") consists of Caledonian Building Systems Limited ("Caledonian"), a manufacturer of steel-framed modular buildings for prisons, military accommodations, hotels and residential units. Caledonian operates four manufacturing facilities in the United Kingdom. The retail segment currently operates 17 retail sales centers that sell manufactured houses to consumers throughout California.

### *Revenue Recognition*

For manufacturing shipments to independent retailers and builders/developers, sales revenue is generally recognized when wholesale floor plan financing or retailer credit approval has been received, the home is shipped and invoiced and title is transferred. As is customary in the factory-built housing industry, the majority of the Company's manufacturing sales to independent retailers are financed by the retailers under floor plan agreements with financing companies (lenders). In connection with these floor plan agreements, the Company generally has separate agreements with the lenders that require the Company, for a period of generally up to 18 months from invoice date of the sale of the homes, upon default by the retailer and repossession of the homes by the lender, to purchase the related floor plan loans or repurchase the homes from the lender. The repurchase price is equal to the lesser of (1) the unpaid balance of the floor plan loans or (2) the original loan amount less any curtailments due, plus certain administrative costs incurred by the lender to repossess the homes, less the cost of any damage to the homes or any missing parts or accessories. Estimated losses for repurchase obligations are accrued for currently. See Note 13.

Manufacturing sales to independent retailers are not made on a consignment basis; the Company does not provide financing for sales to independent retailers; retailers do not have the right to return homes purchased from the Company; and retailers are responsible to the floor plan lenders for interest costs. Payment for floor-planned sales is generally received five to fifteen business days from the date of invoice.

For retail sales to consumers from Company-owned retail sales centers, sales revenue is recognized when the home has been delivered, set-up and accepted by the consumer, title has been transferred and either funds have been released by the finance company (financed sales transactions) or cash has been received from the homebuyer (cash sales transactions).

The Company's international segment recognizes revenue for long-term construction contracts under the percentage of completion method using the cost-to-cost basis.

### *Restructuring Charges*

Restructuring charges are accounted for in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

### *Advertising Costs and Delivery Costs and Revenue*

Advertising costs are expensed as incurred and are included in selling, general and administrative expenses ("SG&A"). Total advertising expense was approximately $4.0 million, $4.2 million and $3.5 million in 2007, 2006 and 2005, respectively. Delivery costs are included in cost of sales and delivery revenue is included in net sales.

### *Cash and Cash Equivalents*

Cash and cash equivalents include investments that have original maturities less than 90 days at the time of their purchase. These investments are carried at cost, which approximates market value because of their short maturities.

### *Inventories*

Inventories are stated at the lower of cost or market, with cost determined under the first-in, first-out method for raw materials and the specific identification method for finished goods and other inventory. Manufacturing cost includes cost of materials, labor and manufacturing overhead. Retail inventories of new manufactured homes are valued at manufacturing cost or net purchase price if acquired from unaffiliated third parties.

### *Property, Plant, and Equipment*

Property, plant and equipment ("PP&E") are stated at cost. Depreciation is provided principally on the straight-line method over the following estimated useful lives: land improvements — 3 to 15 years; buildings and improvements — 8 to 33 years; and machinery and equipment — 3 to 15 years. Depreciation expense was $14.3 million, $14.0 million and $10.6 million in 2007, 2006 and 2005, respectively. The recoverability of PP&E is evaluated whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, primarily based on estimated selling price, appraised value or projected future cash flows.

At December 29, 2007, the Company had 16 idle manufacturing facilities with net book value of $10.9 million of which nine with net book value of approximately $3.4 million were permanent closures. The Company's idle manufacturing facilities are accounted for as long-lived assets to be held and used due to uncertainty of completing disposals of the facilities within one year. The net book value of idle manufacturing facilities at December 29, 2007 was net of impairment reserves totaling $8.7 million.

### *Goodwill*

The Company tests for goodwill impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The Company's remaining goodwill at December 29, 2007 is related to its manufacturing and international segments. As of the end of each fiscal year, the Company evaluates each segment's fair value versus its carrying value, or more frequently if events or changes in circumstances indicate that the carrying value may exceed the fair value. When estimating the segment's fair value, the Company calculates the present value of future cash flows based on forecasted sales volumes, current industry and economic conditions, historical results and inflation. The Company also uses available market value information to evaluate fair value.

### *Amortizable Intangible Assets*

Amortizable intangible assets consist primarily of fair values assigned to customer relationships, trade names, employee agreements and technology for acquired businesses. Trade names and technologies were valued based upon the royalty-saving method, customer relationships were valued based upon the excess earnings method and employment agreements were valued based upon the income method. Amortization is provided over the useful lives of the intangible assets, generally five to fifteen years, using the straight-line method. Amortization expense totaled $5.7 million and $3.9 million in 2007 and 2006, respectively.

### *Unconsolidated Affiliates*

The Company uses the equity method to account for its minority interests in certain manufactured housing community development companies. The Company's net investment in its unconsolidated affiliates totaled $2.2 million and $2.9 million at December 29, 2007 and December 30, 2006, respectively. Equity method pretax income or loss from these affiliates totaled income of $0.2 million in 2007, loss of $0.3 million in 2006 and loss of $0.4 million in 2005, which were recorded in SG&A.

### *Deferred Expenses*

Debt issuance costs and deferred financing costs are classified as non-current assets on the balance sheet and amortized over the life of the related debt or credit facility using the straight-line method since minimal or no installment payments are required. Original issue discount is amortized using the interest method. Upon retirement of any of the related debt, a proportional share of debt issuance costs and original issue discount is written off.

### *Warranty Obligations*

The Company's manufacturing segment generally provides the retail homebuyer or the builder/developer with a twelve-month warranty from the date of respective purchase. Estimated warranty costs are accrued as cost of sales at the time of sale. Warranty provisions and reserves are based on estimates of the amounts necessary to settle existing and future claims on homes sold by the manufacturing segment as of the balance sheet date. Factors used to calculate the warranty obligation are the estimated number of homes still under warranty, including homes in retailer inventories, homes purchased by consumers still within the twelve-month warranty period and the historical average costs incurred to service a home.

### *Dealer Volume Rebates*

The Company's manufacturing segment sponsors volume rebate programs under which sales to retailers and builder/developers can qualify for cash rebates generally based on the level of sales attained during a twelve-month period. Volume rebates are accrued at the time of sale and are recorded as a reduction of net sales.

### *Accrued Self-Insurance*

The Company is self-insured for a significant portion of its workers' compensation, general and products liability, auto liability, health and property insurance. Insurance coverage is maintained for catastrophic exposures and those risks required to be insured by law. Estimated self-insurance costs are accrued for incurred claims and estimated claims incurred but not yet reported.

### *Income Taxes*

Deferred tax assets and liabilities are determined based on temporary differences between the financial statement amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is provided when the Company determines that it is more likely than not that some or all of the deferred tax asset will not be realized. In 2002, the Company provided a 100% valuation allowance for its deferred tax assets. In 2006, the Company reversed the valuation allowance after determining that realization of the deferred tax assets was more likely than not. This determination was based upon achieving historical profitability and an outlook for ongoing profitability, among other factors.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation Number 48 ("FIN 48") *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*. FIN 48 clarifies accounting for uncertain tax positions using a "more likely than not" recognition threshold for tax positions. Under FIN 48, the Company will initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits of the tax position, that such a position will be sustained upon examination by the relevant tax authorities. If the tax benefit meets the "more likely than not" threshold, the measurement of the tax benefit will be based on the Company's estimate of the ultimate tax benefit to be sustained if audited by the taxing authority. The adoption of FIN 48 required no adjustment to opening balance sheet accounts as of December 30, 2006.

### *Stock-Based Compensation Programs*

The Company accounts for stock-based compensation in accordance with SFAS No. 123(R), "Share-Based Payment". Under SFAS No. 123(R), a public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award. No stock options were granted by the Company in 2007, 2006 or 2005, but grants were made of restricted stock, including performance-based shares.

### *Reclassification*

The Company previously reported the loss (gain) on debt retirement as a part of operating income. Commencing in 2007, the Company reported the loss (gain) on debt retirement outside of operating income and has reclassified prior results accordingly.

### *Year End*

The Company's fiscal year is a 52 or 53 week period that ends on the Saturday nearest December 31. Fiscal years 2007, 2006 and 2005 were each comprised of 52 weeks.

### *Recent Accounting Pronouncements*

In September 2006, the Financial Accounting Standards Board issued Financial Accounting Standard Number 157 ("SFAS 157"), *Fair Value Measurements*. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. In February 2008, the FASB issued FSP FAS 157-2 that delayed, by one year, the effective date of SFAS 157 for the majority of non-financial assets and non-financial liabilities. However, the Company would still be required to adopt SFAS 157 as of January 1, 2008 for certain assets and liabilities which were not included in FSP FAS 157-2. The Company has not yet determined the effect, if any, that the implementation of SFAS 157 will have on the Company's results of operations or financial condition.

In February 2007, the Financial Accounting Standards Board issued Financial Accounting Standard Number 159 ("SFAS 159"), *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115*, which permits an entity to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities that choose to measure eligible items at fair value will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected at specified election dates on an instrument-by-instrument basis, with few exceptions. The Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective at the beginning of the first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159.

In December 2007, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard Number 141(R) ("SFAS 141R"), *Business Combinations* and Financial Accounting Standard Number 160 ("SFAS 160"), *Accounting and Reporting of Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51*. SFAS 141R and SFAS 160 expand the scope of acquisition accounting to all transactions and circumstances under which control of a business is obtained. SFAS 141R and SFAS 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years, with early adoption prohibited and these standards must be adopted concurrently. These standards will impact the Company for any acquisitions subsequent to the adoption date; however, the Company has not yet determined the effect that the implementation of SFAS 141R and SFAS 160 will have on the results of the Company's operations or financial condition.

**NOTE 2 — Acquisitions**

On December 21, 2007, the Company acquired substantially all of the assets and the business of western Canada-based SRI Homes Inc. ("SRI") for cash payments of approximately $96.2 million, a note payable of $24.5 million and assumption of the operating liabilities of the business. SRI produces factory-built homes in three plants that are located in the provinces of Alberta, British Columbia and Saskatchewan. The acquisition of SRI expanded the Company's presence in one of the strongest housing markets in North America. SRI's balance sheet as of December 29, 2007 is included in the Company's consolidated balance sheet at that date. SRI is included in the Company's manufacturing segment. Due to its holiday closure, SRI had no significant operating activity from the acquisition date to December 29, 2007.

On July 31, 2006, the Company acquired certain of the assets and the business of North American Housing Corp. and an affiliate ("North American") for $30.8 million of cash plus assumption of certain operating liabilities. North American is a modular homebuilder that operates two homebuilding facilities in Virginia. This acquisition expanded the Company's presence in the modular construction industry, particularly in the mid-Atlantic region of the U.S. The results of operations of North American are included in the Company's manufacturing segment.

On April 7, 2006, the Company acquired 100% of the capital stock of United Kingdom-based Calsafe Group (Holdings) Limited and its operating subsidiary Caledonian Building Systems Limited ("Caledonian") for $100.3 million in cash plus potential contingent purchase price of up to approximately $6.4 million and additional potential contingent consideration to be paid over four years. The final purchase price will ultimately be determined based upon the achievement of certain financial benchmarks over the three years and three quarters ending December 2009. The transaction was financed through a combination of debt, via a $78.6 million Sterling-denominated increase in Champion's credit facility and cash.

Caledonian, a leading modular manufacturer, constructs steel-framed modular buildings for use as prisons, residences and hotels, as well as military accommodations for the UK Ministry of Defence. Caledonian's steel-framed modular technology allows for multi-story construction, which is a key advantage over wood-framed construction techniques. The results of operations of Caledonian are included in the Company's international segment.

On March 31, 2006, the Company acquired 100% of the membership interests of Highland Manufacturing Company, LLC ("Highland"), a manufacturer of modular and HUD-code homes, for cash consideration of approximately $22.7 million. This acquisition further expanded the Company's presence in the modular construction industry and increased its manufacturing and distribution in several states previously under-served by Champion in the north central United States. The results of operations of Highland are included in the Company's manufacturing segment.

The following table presents the preliminary purchase price allocation for SRI at its acquisition date:

| | SRI December 21, 2007 |
|---|---|
| | (In thousands) |
| Accounts receivable, trade | 12,725 |
| Inventory | 11,735 |
| Notes receivable | 5,214 |
| Other current assets | 264 |
| Property, plant and equipment | 12,935 |
| Amortizable intangible assets | 29,621 |
| Goodwill | 63,076 |
| Total assets | 135,570 |
| Short-term debt | 24,168 |
| Accounts payable | 2,661 |
| Accrued volume rebates | 3,572 |
| Accrued compensation and payroll taxes | 3,247 |
| Accrued warranty obligations | 1,905 |
| Other current liabilities | 3,809 |
| Current liabilities | 39,362 |
| Net assets of acquired business | $ 96,208 |

Goodwill and amortizable intangible assets from the SRI acquisition are attributed to the manufacturing segment. The valuation of intangible assets other than goodwill has not yet been completed. The estimate of amortizable intangible assets acquired is based on valuations of such assets in the Company's 2006 acquisitions. The useful life of the amortizable intangible assets is assumed to average 7.5 years based on valuations of such intangible assets in the Company's 2006 acquisitions resulting in estimated annual amortization expense of approximately $4.0 million. The valuation of amortizable intangible assets acquired is expected to be completed during the first quarter of 2008.

The following table presents the Company's 2007 results compared to unaudited proforma combined results for 2006, assuming that Highland, Caledonian and North American (the "2006 acquisitions") were acquired on the first day of 2006:

| | Actual | Proforma Unaudited |
|---|---|---|
| | Year Ended December 29, 2007 | Year Ended December 30, 2006 |
| | (In thousands, except per share amounts) | |
| Net sales | **$1,273,465** | 1,429,555 |
| Net income | **7,192** | 143,773 |
| Diluted income per share | **$ 0.09** | $ 1.85 |

The following table presents unaudited proforma combined results for 2007 and 2006, assuming that SRI and the 2006 acquisitions were acquired on the first day of 2006:

| | Proforma Unaudited Year Ended December 29, 2007 | Proforma Unaudited Year Ended December 30, 2006 |
|---|---|---|
| | (In thousands, except per share amounts) | |
| Net sales | **$1,375,196** | 1,513,663 |
| Net income | **15,516** | 148,321 |
| Diluted income per share | **$ 0.20** | $ 1.91 |

The proforma results include amortization of amortizable intangible assets acquired and valued in the transactions. The proforma results are not necessarily indicative of what actually would have occurred if the transactions had been completed as of the beginning of each of the fiscal periods presented nor are they necessarily indicative of future consolidated results.

## NOTE 3 — Income Taxes

Pretax income from continuing operations for the fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005 was taxed under the following jurisdictions:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (In thousands) | |
| Domestic | **$(29,736)** | $32,902 | $38,336 |
| Foreign | **33,685** | 10,211 | 7,152 |
| Total pretax income from continuing operations | **$ 3,949** | $43,113 | $45,488 |

The income tax provision (benefit) for continuing operations is as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (In thousands) | |
| Current: | | | |
| U.S. Federal | **$ —** | $ (800) | $ 800 |
| Foreign | **14,394** | 5,364 | 2,200 |
| State | **—** | 350 | 300 |
| Total current | **14,394** | 4,914 | 3,300 |
| Deferred: | | | |
| U.S. Federal | **(12,800)** | (84,700) | — |
| Foreign | **(3,937)** | (1,275) | — |
| State | **(900)** | (14,150) | — |
| Total deferred | **(17,637)** | (100,125) | — |
| Total tax (benefit) provision | **$ (3,243)** | $ (95,211) | $3,300 |

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The income tax provisions (benefits) differ from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income from continuing operations before income taxes and discontinued operations as a result of the following differences:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (In thousands) | |
| Continuing operations: | | | |
| Tax at U.S. Federal statutory tax rate | **$ 1,400** | $ 15,100 | $ 15,900 |
| (Decrease) increase in rate resulting from: | | | |
| Permanent differences | **(2,000)** | (1,100) | (1,500) |
| Adjustment of deferred tax valuation allowance | **100** | (109,500) | (14,200) |
| Change in allowance for tax adjustments | — | (500) | — |
| State taxes | **(1,000)** | 1,000 | 2,000 |
| Foreign tax rate differences | **(900)** | — | — |
| Other | **(843)** | (211) | 1,100 |
| Total income tax (benefit) expense | **$(3,243)** | $ (95,211) | $ 3,300 |

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (In thousands) | |
| Discontinued operations: | | | |
| Tax at U.S. Federal statutory tax rate | $ | $ | $ (1,500) |
| Increase in rate resulting from: | | | |
| Adjustment of deferred tax valuation allowance | — | — | 1,500 |
| Total income tax | $ — | $ — | $ — |

Included in income tax benefits in 2007 is a $0.5 million benefit from the effects of a reduction in the UK income tax rate on deferred tax assets and liabilities and a $0.4 million benefit from the settlement of tax uncertainty for which no benefit had been provided in the prior year.

The income tax provision in 2006 includes a $101.9 million non-cash tax benefit from the reversal of substantially all of the valuation allowance for deferred tax assets that was established in 2002. This reversal was made as of July 1, 2006, after determining that realization of the deferred tax assets was more likely than not. The reversal was originally reported as $109.7 million but was subsequently reduced, effective July 1, 2006, by $7.8 million primarily to eliminate the tax effect of federal net operating loss ("NOL") carryforwards related to stock option tax deductions. The balance of the 2006 adjustment and all of the 2005 adjustments of deferred tax valuation allowance represent the tax effect of changes in NOL carryforwards resulting from U.S. taxable income in the periods presented through July 1, 2006.

The Company has available federal net operating loss carryforwards of approximately $233 million for tax purposes to offset certain future federal taxable income. These loss carryforwards expire in 2023 through 2027. Approximately $23.5 million of the U.S. federal NOL carryforward is due to tax deductions related to stock option exercises, the benefit of which, when realized, will result in an increase to shareholders' equity — capital in excess of par value. The Company has available state NOL carryforwards of approximately $211 million for tax purposes to offset future state taxable income and which expire primarily 2016 through 2027. At December 29, 2007, a deferred tax asset valuation allowance of $1.0 million has been provided for state NOL carryforwards expected to expire unutilized.

Discontinued operations were taxed domestically. There was no significant income tax expense or benefit related to discontinued operations for 2007 and 2006. No net tax benefits were recorded for discontinued operations for 2005 because the tax benefits of the pretax losses were entirely offset by the deferred tax asset valuation allowance.

Deferred tax assets and liabilities are comprised of the following as of December 29, 2007 and December 30, 2006:

| | 2007 | 2006 |
|---|---|---|
| | (In thousands) | |
| **ASSETS** | | |
| Federal net operating loss carryforwards | **$ 74,250** | $ 55,300 |
| Goodwill | **6,100** | 6,500 |
| Warranty reserves | **13,150** | 14,300 |
| Insurance reserves | **16,300** | 16,800 |
| Fixed asset impairments | **4,700** | 4,500 |
| State net operating loss carryfowards | **13,600** | 12,000 |
| Employee compensation | **6,500** | 7,600 |
| Volume rebates | **2,700** | 3,400 |
| Foreign currency translation adjustments | **3,800** | 3,500 |
| Inventory reserves | **1,200** | 1,300 |
| Other | **5,751** | 4,803 |
| Gross deferred tax assets | **148,051** | 130,003 |
| **LIABILITIES** | | |
| Goodwill | **33,820** | 32,200 |
| Depreciation | **1,567** | 2,400 |
| Prepaid expenses | **1,000** | 1,200 |
| Gross deferred tax liabilities | **36,387** | 35,800 |
| Valuation allowance | **(1,000)** | (900) |
| Net deferred tax assets | **$110,664** | $ 93,303 |

The Company does not provide U.S. income taxes on the undistributed earnings of its foreign subsidiaries, which totaled approximately $35 million at December 29, 2007. The Company intends to indefinitely reinvest these earnings outside the U.S. It is not practical to determine the amount of U.S. income tax that could be payable in the event of distribution of these earnings since such amount is dependent on foreign tax credits that may be available to reduce U.S. taxes based on tax laws and circumstances at the time of distribution.

The Company and its subsidiaries are subject to income taxes in the U.S. federal jurisdiction and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and foreign tax examinations by tax authorities for years prior to 2003.

Included in the balance sheets at December 29, 2007 and December 30, 2006 are tax accruals of approximately $0.6 million and $1.4 million, respectively, for uncertain tax positions, including $0.3 million of accrued interest and penalties. The decrease in these accruals during the year ended December 29, 2007 was primarily related to the settlement of a tax uncertainty. Recognition of any of the related unrecognized tax benefits would affect the Company's effective tax rate. The Company classifies interest and penalties on income tax uncertainties as a component of income tax expense.

**NOTE 4 — Inventories, Long-term Construction Contracts and Other Current Liabilities**

A summary of inventories by component at December 29, 2007 and December 30, 2006 is as follows:

| | 2007 | 2006 |
|---|---|---|
| | (In thousands) | |
| New manufactured homes | **$20,235** | $ 27,579 |
| Raw materials | **38,725** | 35,737 |
| Work-in-process | **8,617** | 14,284 |
| Other inventory | **23,205** | 24,750 |
| Total inventories | **$90,782** | $102,350 |

Other inventory consists of payments made by the retail segment for park spaces in manufactured housing communities and related improvements.

Included in accounts receivable-trade at December 29, 2007 and December 30, 2006 are uncollected billings of $22.4 million and $5.7 million, respectively, and unbilled revenue of $37.2 million and $18.9 million, respectively, under long-term construction contracts of the Company's international segment and includes retention amounts totaling $2.8 million and $1.7 million, respectively. Other current liabilities at December 29, 2007 and December 30, 2006 include cash receipts in excess of revenue recognized under these construction contacts of $9.2 million and $5.1 million, respectively.

Also included in other current liabilities at December 29, 2007 and December 30, 2006 are customer deposits of $9.7 million and $15.4 million, respectively.

**NOTE 5 — Debt**

Long-term debt consisted of the following:

| | 2007 | 2006 |
|---|---|---|
| | (In thousands) | |
| Convertible Senior Notes due 2037 | **$180,000** | $ — |
| 7.625% Senior Notes due 2009 | **6,716** | 82,298 |
| Term Loan due 2012 | **55,750** | 71,000 |
| Sterling Term Loan due 2012 | **88,386** | 87,623 |
| Obligations under industrial revenue bonds | **12,430** | 12,430 |
| Other debt | **971** | 1,266 |
| Total long-term debt | **344,253** | 254,617 |
| Less: current portion of long-term debt | **(1,356)** | (2,168) |
| Long-term debt | **$342,897** | $252,449 |

On November 2, 2007 the Company issued $180 million of 2.75% Convertible Senior Notes due 2037 (the "Convertible Notes"). Interest on the Convertible Notes is payable semi-annually on May 1 and November 1 of each year, beginning on May 1, 2008. The Convertible Notes are convertible into approximately 47.7 shares of the Company's common stock per $1,000 of principal. The conversion rate can exceed 47.7 shares per $1,000 of principal when the closing price of the Company's common stock exceeds approximately $20.97 per share for one or more days in the 20 consecutive trading day period beginning on the second trading day after the conversion date. Holders of the Convertible Notes may require the Company to repurchase the Notes if the Company is involved in certain types of corporate transactions or other events constituting a fundamental change. Holders of the Convertible Notes have the right to require the Company to repurchase all or a portion of their Notes on November 1 of 2012, 2017, 2022, 2027 and 2032. The Company has the right to redeem the Convertible Notes, in whole or in part, for cash at any time after October 31, 2012.

On December 21, 2007, in connection with the acquisition of SRI, the Company issued a $24.5 million pre-payable note due January 2, 2009 bearing interest at a rate of 8.33% percent per annum. The note is secured by a purchase money security interest in certain SRI assets including purchased inventory, intangibles, intellectual property and real estate and is guaranteed by the Company. This note plus the current portion of long-term debt is included on the balance sheet in short-term portion of debt.

On October 31, 2005, the Company entered into a senior secured credit agreement with various financial institutions. On April 7, 2006, the credit agreement was amended and restated to provide a portion of the funding for the Caledonian acquisition. The credit agreement has been amended from time to time, thereafter (the "Credit Agreement"). The Credit Agreement is a senior secured credit facility originally comprised of a $100 million term loan ("the Term Loan"), a £45 million term loan denominated in Pounds Sterling (the "Sterling Term Loan"), a revolving line of credit in the amount of $40 million and a $60 million letter of credit facility. The Credit Agreement also provides the Company the right from time to time to borrow incremental uncommitted term loans of up to an additional $100 million, which may be denominated in U.S. Dollars or Pounds Sterling. The Credit Agreement is secured by a first security interest in substantially all of the assets of the domestic operating subsidiaries of the Company. As of December 29, 2007, letters of credit issued under the facility totaled $55.7 million and there were no borrowings under the revolving line of credit.

The Credit Agreement requires principal payments for the Term Loan and the Sterling Term Loan totaling approximately $1.1 million for 2008 and approximately $1.8 million annually thereafter. The interest rate for borrowings under the Term Loan is currently a LIBOR based rate (4.81% at December 29, 2007) plus 3.25%. The interest rate for borrowings under the Sterling Term Loan is currently a UK LIBOR based rate (6.05% at December 29, 2007) plus 3.25%. Letter of credit fees are 3.35% annually and revolver borrowings bear interest at either the prime interest rate plus 2.25% or LIBOR plus 3.25%. In addition, there is a fee on the unused portion of the facility ranging from 0.50% to 0.75% annually.

The maturity date for each of the Term Loan, the Sterling Term Loan and the letter of credit facility is October 31, 2012 and the maturity date for the revolving line of credit is October 31, 2010.

The Credit Agreement contains affirmative and negative covenants. During 2007, the Credit Agreement was amended to modify certain financial covenants and increase interest rates and letter of credit fees for the second, third and fourth fiscal quarters of 2007. Subsequently in 2007, the Credit Agreement was further amended to modify certain financial covenants, add a Fixed Charge Ratio test and a requirement to prepay certain Term Debt and Senior Notes with proceeds from the Convertible Notes, and increase interest rates and letter of credit fees.

The following table represents the maximum Senior Leverage Ratio and minimum Interest Coverage Ratio and Fixed Charge Ratio that the Company is required to maintain under the Restated Credit Agreement:

| Fiscal Quarter | Maximum Senior Leverage Ratio | Minimum Interest Coverage Ratio | Minimum Fixed Charge Ratio |
|---|---|---|---|
| Fourth quarter of 2007 | 3.50:1 | — | — |
| First quarter of 2008 | 3.25:1 | — | — |
| Fourth quarter of 2007 — Third quarter of 2009 | — | 2.25:1 | 1.25:1 |
| Second quarter of 2008 — Third quarter of 2009 | 3.00:1 | — | — |
| Fourth quarter of 2009 — Third quarter of 2010 | 2.75:1 | 2.50:1 | 1.25:1 |
| Fourth quarter of 2010 — Third quarter of 2011 | 2.50:1 | 2.75:1 | 1.25:1 |
| Fourth quarter of 2011 — Second quarter of 2012 | 2.25:1 | 3.00:1 | 1.25:1 |
| Each fiscal quarter thereafter | 2.00:1 | 3.00:1 | 1.25:1 |

The Senior Leverage Ratio is the ratio of Total Senior Debt (as defined) of the Company on the last day of a fiscal quarter to its consolidated EBITDA (as defined) for the four-quarter period then ended. The Interest Coverage

Ratio is the ratio of the Company's consolidated EBITDA to its Cash Interest Expense (as defined) for the four-quarter period then ended. The Fixed Charge Ratio is the ratio of the Company's consolidated EBITDA to its Fixed Charges (as defined) for the four-quarter period then ended. Annual prepayments are required should the Company generate Excess Cash Flow (as defined). Violations of any of the covenants in the Credit Agreement, if not cured or waived by the lenders, could result in a demand from the lenders to repay all or a portion of the Term Loans and the termination of the letter of credit and revolving line of credit facilities. As of December 29, 2007, the Company was in compliance with all covenants.

During the fourth quarter of 2007 the Company prepaid $14.5 million of its Term Loan, resulting in a pre-tax loss of $0.4 million from the write-off of related deferred issuance costs.

On November 27, 2007, the Company completed its previously announced tender offer and consent solicitation for its $82.3 million principal amount of outstanding Senior Notes due 2009 (the "Senior Notes"), pursuant to which $75.6 million principal amount of Senior Notes were tendered, representing approximately 91.8% of the outstanding Senior Notes. Funding for the tender offer and consent solicitation was provided by proceeds from the new $180 million Convertible Senior Notes due 2037. The fourth quarter retirement of the $75.6 million of Senior Notes for cash payments totaling $79.7 million resulted in a pretax loss on debt retirement of $4.1 million. The remaining Senior Notes continue to be secured equally and ratably with obligations under the Credit Agreement. Interest is payable semi-annually at an annual rate of 7.625%.

On November 13, 2007, the Company entered into a supplemental indenture (the "Supplemental Indenture") to the indenture dated May 3, 1999 (as amended and supplemented at various times (the "Indenture")), between the Company and Wells Fargo Bank, N.A. as trustee. The Indenture governs the terms of the Senior Notes. The Supplemental Indenture amended the Indenture by eliminating substantially all of the restrictive covenants contained in the Indenture, as described below (the "Amendments"). Prior to the execution of the Supplemental Indenture, the Company solicited and received the required consents to the Amendments in connection with its offer to purchase and consent solicitation for the Senior Notes. The Amendments eliminated sections pertaining to SEC Reports, limitations on liens, limitations on sale/leaseback transactions, exempted indebtedness, future subsidiary guarantors and when the company may merge or transfer assets.

During the fourth quarter of 2006, the Company purchased $7.0 million of its outstanding Senior Notes for cash consideration of $6.9 million and made a voluntary repayment of $27.8 million on its Term Loan, resulting in a pretax loss of $0.4 million from the write-off of related deferred issuance costs.

On October 31, 2005, the Company completed a tender offer and consent solicitation for its outstanding Senior Notes due 2007, pursuant to which $82.4 million principal amount of 2007 Senior Notes were tendered. The remaining $6.0 million of Senior Notes due 2007 were redeemed in the quarter ended December 31, 2005, via provisions in the 2007 Senior Note indenture. Funding for the redemption of the 2007 Notes was provided by the proceeds of the $100 million term loan. The fourth quarter retirement of the $88.4 million of Senior Notes due 2007 for cash payments totaling $96.4 million resulted in a pretax loss on debt retirement of $9.0 million.

During the quarter ended July 2, 2005, the Company purchased and retired $9.1 million of its Senior Notes due 2007 in exchange for cash payments of $9.9 million, resulting in a pretax loss of $0.9 million.

Future maturities of long-term debt as of December 29, 2007 are as follows (in thousands):

| | |
|---|---|
| 2008 | $ 1,356 |
| 2009 | 8,761 |
| 2010 | 2,066 |
| 2011 | 2,014 |
| 2012 | 317,626 |
| Thereafter | 12,430 |
| | $344,253 |

**NOTE 6 — Restructuring Charges**

Charges totaling $4.9 million were recorded in 2007 in connection with the closure of two manufacturing plants, one in Pennsylvania in the first quarter and one in Alabama in the fourth quarter. Restructuring charges totaling $3.8 million consisted of severance costs totaling $1.8 million and fixed asset impairment charges of $2.0 million. Other plant closing charges that are included in cost of sales consisted of inventory write-downs of $0.6 million and an additional warranty accrual of $0.5 million. Severance costs are related to the termination of substantially all 160 employees at the Pennsylvania plant and substantially all 170 employees at the Alabama plant and included payments required under the Worker Adjustment and Retraining Notification Act.

During 2006, the Company closed four homebuilding facilities and recorded restructuring charges consisting of a $1.2 million fixed asset impairment charge for one of the closures. Also in 2006 the Company reduced its accrual for closed plant warranty costs by $1.0 million due to favorable experience for plants closed in previous years.

During 2005, the Company accrued additional warranty costs of $2.3 million for plants closed in prior years due to unfavorable experience. In addition, in 2005 the Company sold its remaining 42 traditional sales centers. The net proceeds for these sales approximated book value of the assets sold, net of related reserves for intercompany profit in inventory.

The following table provides information regarding activity for other restructuring reserves during 2007, 2006 and 2005.

| | 2007 Prior Closures | 2006 Prior Closures | 2005 Prior Closures |
|---|---|---|---|
| | | (In thousands) | |
| Balance at beginning of year | **$ 1,018** | $ 4,330 | $ 4,421 |
| Additions charged (reversals credited) to earnings: | | | |
| Severance costs | **1,745** | — | (190) |
| Warranty costs | **500** | (1,000) | 2,300 |
| Other closing costs | **(86)** | — | (16) |
| Cash payments: | | | |
| Severance costs | **(1,303)** | — | (604) |
| Warranty costs | **(932)** | (1,900) | (1,060) |
| Other closing costs | **—** | (412) | (521) |
| Balance at end of year | **$ 942** | $ 1,018 | $ 4,330 |
| Year end balance comprised of: | | | |
| Warranty costs | **$ 500** | $ 932 | $ 3,832 |
| Severance costs | **442** | | |
| Other closing costs | **—** | 86 | 498 |
| | **$ 942** | $ 1,018 | $ 4,330 |

Severance costs and other closing costs are generally paid within one year of the related closures. Warranty costs are expected to be paid over a three-year period after the closures, with the majority occurring in the first year.

**NOTE 7 — Goodwill and other intangible assets**

The Company tests for impairment of goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The Company evaluates the manufacturing and international segments' fair value versus their carrying value annually as of the end of each fiscal year or more frequently if events or changes in circumstances indicate that the carrying value may exceed the fair value. The provisions of SFAS No. 142 require that a two-step evaluation be performed to assess goodwill and for impairment. First, the fair value of the reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill and other intangible assets are not impaired and no further steps are required. If the carrying value of the reporting unit exceeds its fair value, then the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of its goodwill. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then an impairment charge equal to the difference is recorded.

When estimating fair value, the Company calculates the present value of future cash flows based on forecasted sales volumes, number of homebuilding facilities in operation, current industry and economic conditions, historical results and inflation. The Company also uses available market value information to evaluate fair value. Significant changes in the estimates and assumptions used in calculating the fair value of goodwill or differences between estimates and actual results could result in additional impairment charges in the future. During the fourth quarter of 2007, the Company performed its annual impairment test for goodwill and other intangible assets and concluded no impairment existed at December 29, 2007.

The change in the carrying amount of goodwill for the fiscal years ended December 29, 2007 and December 30, 2006 is as follows:

| | Total |
|---|---|
| | (In thousands) |
| **Balance at December 31, 2005** | $154,174 |
| New Era acquisition | (950) |
| North American acquisition | 21,785 |
| Calsafe acquisition | 91,264 |
| Highland acquisition | 10,222 |
| Foreign currency translation changes | 11,294 |
| **Balance at December 30, 2006** | 287,789 |
| SRI acquisition | 63,076 |
| Calsafe acquisition | 6,900 |
| Foreign currency translation changes | 2,845 |
| **Balance at December 29, 2007** | $360,610 |

Amortizable intangible assets as of December 29, 2007 consisted of the following, and includes an estimated $30.0 million for SRI, pending completion of a formal valuation:

| | 2007 | 2006 |
|---|---|---|
| | (In thousands) | |
| Customer relationships | $ 26,832 | $26,508 |
| Trade names | 16,736 | 16,568 |
| Employee agreements | 4,858 | 4,782 |
| Technology | 4,118 | 4,042 |
| Estimated SRI intangibles | 30,000 | — |
| | 82,544 | 51,900 |
| Less accumulated amortization | (10,003) | (4,225) |
| Total amortizable intangible assets, net | $ 72,541 | $47,675 |

Future annual amortization of intangible assets as of December 29, 2007 is as follows and includes an estimated $4.0 million annually for SRI, pending completion of a formal valuation:

| | (In thousands) |
|---|---|
| 2008 | $ 9,152 |
| 2009 | 9,012 |
| 2010 | 8,966 |
| 2011 | 7,797 |
| 2012 | 7,313 |
| | $42,240 |

**NOTE 8 — Discontinued Operations**

Discontinued operations consist of the retail operations closed or sold during 2005 and 2004 that were reclassified in 2005 as discontinued operations and the Company's former consumer finance business which was exited in 2003. The loss from discontinued operations for the year ended December 31, 2005 was comprised primarily of an operating loss from discontinued retail operations of $2.3 million and a net loss of $2.0 for sales centers sold or to be sold. Retail assets sold in 2005 consisted primarily of new home inventory, other inventory and property and equipment. During 2005, the aggregate sale price for the sale of the 42 sales centers and other retail assets was cash of approximately $31.0 million and the buyers' assumption of certain liabilities totaling approximately $3.5 million. In connection with these sales, the Company paid down $10.9 million of floor plan borrowings. During 2005 the discontinued retail operations had net sales of approximately $26 million. In connection with the disposals of retail businesses during 2005, intercompany manufacturing profit of $2.4 million was recognized in the consolidated statement of operations as a result of the liquidation of retail inventory, which is not classified as discontinued operations.

The assets and liabilities of discontinued operations are included in the consolidated balance sheet in other current assets totaling $0.4 million in 2007 and $0.5 million in 2006, other non-current assets totaling $0.3 million in 2007 and $1.1 million in 2006, and other current liabilities totaling $1.3 million in 2007 and $2.6 million in 2006.

**NOTE 9 — Redeemable Convertible Preferred Stock**

At January 1, 2005, redeemable convertible preferred stock consisted of $8.75 million of Series C and $12 million of Series B-2 with mandatory redemption dates of April 2, 2009 and July 3, 2008, respectively. Both Series had a 5% annual dividend that was payable quarterly, at the Company's option, in cash or common stock. Also at January 1, 2005, the preferred shareholder held a warrant that was issued by the Company, which was exercisable based on approximately 2.2 million shares at the strike price at April 2, 2005 of $12.27 per share. The warrant had an expiration date of April 2, 2009 and was exercisable only on a non-cash, net basis, whereby the warrant holder would receive shares of common stock as payment for any net gain upon exercise.

On April 18, 2005, the Company repurchased and subsequently cancelled the common stock warrant in exchange for a cash payment of $4.5 million and the preferred shareholder elected to immediately convert all of the outstanding Series B-2 and Series C preferred stock into 3.1 million shares of common stock under the terms of the respective preferred stock agreements. The Company recorded mark-to-market adjustments for the change in estimated fair value of the warrant of a credit of $4.3 million in 2005.

## NOTE 10 — Earnings per Share

The Company's potentially dilutive securities consist of convertible debt, outstanding stock options and awards, convertible preferred stock and common stock warrants. Convertible preferred stock, convertible debt or common stock warrants were not considered in determining the denominator for diluted earnings per share ("EPS") in any period presented because the effect would have been antidilutive. A reconciliation of the numerators and denominators used in the Company's basic and diluted EPS calculations is as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (In thousands) | |
| Numerator: | | | |
| Net income | $ 7,192 | $138,308 | $37,805 |
| Plus loss from discontinued operations | — | 16 | 4,383 |
| Less preferred stock dividends | — | — | (293) |
| Less amount allocated to participating securities holders | — | — | (1,025) |
| Income from continuing operations available to common shareholders for basic and diluted EPS | 7,192 | 138,324 | 40,870 |
| Loss from discontinued operations | — | (16) | (4,383) |
| Loss from discontinued operations available to common shareholders for basic and diluted EPS | — | (16) | (4,383) |
| Income available to common shareholders for basic and diluted EPS | $ 7,192 | $138,308 | $36,487 |
| Denominator: | | | |
| Shares for basic EPS — weighted average shares outstanding | 76,916 | 76,334 | 74,891 |
| Plus effect of dilutive securities: | | | |
| Stock options and awards | 803 | 1,244 | 1,143 |
| Shares for diluted EPS | 77,719 | 77,578 | 76,034 |

The earnings per share calculation for 2005 included an allocation of income to participating securities pursuant to the provisions of EITF 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128." The Company's participating securities during 2005 consisted of its convertible preferred stock and its common stock warrant. As a result of the repurchase and cancellation of the warrant and the conversion of all convertible preferred stock in April 2005, the Company's participating securities have been eliminated for future periods.

## NOTE 11 — Shareholders' Equity

The Company has 120 million shares of common stock authorized. In addition, there are 5 million authorized shares of preferred stock, without par value, the issuance of which is subject to approval by the Board of Directors. The Board has the authority to fix the number, rights, preferences and limitations of the shares of each series, subject to applicable laws and the provisions of the Articles of Incorporation.

## NOTE 12 — Fair Value of Financial Instruments

The Company estimates the fair value of its financial instruments in accordance with SFAS No. 107, "Disclosure About Fair Value of Financial Instruments." Fair value estimates are made at a specific point in time, based on relevant market data and information about the financial instrument. The estimated fair values of all financial instruments approximate book values due to the instruments' short term maturities, except for the Company's Convertible Notes, Senior Notes and Term Loans, which were valued based upon trading activity and management's estimates.

The book value and estimated fair value of the Company's financial instruments are as follows:

| | December 29, 2007 | | December 30, 2006 | |
|---|---|---|---|---|
| | Book Value | Estimated Fair Value | Book Value | Estimated Fair Value |
| | (In thousands) | | | |
| Cash and cash equivalents | **$135,408** | **$135,408** | $70,208 | $70,208 |
| Convertible Notes due 2037 | **180,000** | **160,200** | — | — |
| Term Loan due 2012 | **55,750** | **54,078** | 71,000 | 70,290 |
| SRI Note Payable | **24,528** | **24,528** | — | — |
| Sterling Term Loan due 2012 | **88,386** | **85,734** | 87,623 | 86,390 |
| Senior Notes due 2009 | **6,716** | **6,850** | 82,298 | 81,064 |
| Other long-term debt | **13,402** | **13,402** | 13,696 | 13,696 |
| Earnout obligations | **13,252** | **13,252** | — | — |

The Company borrowed £45 million in the U.S. to finance a portion of the Caledonian purchase price totaling approximately £62 million. This Sterling denominated borrowing was designated as an economic hedge of the Company's net investment in the UK. Therefore a significant portion of foreign exchange risk related to the Caledonian investment in the UK is eliminated. During 2007 and 2006, the Company recorded an accumulated translation loss of $2.2 million ($1.3 million, net of tax) and $9.0 million ($5.5 million, net of tax), respectively, in other comprehensive income for this hedging arrangement

## NOTE 13 — Contingent Liabilities

As is customary in the manufactured housing industry, a significant portion of the manufacturing segment's sales to independent retailers are made pursuant to repurchase agreements with lending institutions that provide wholesale floor plan financing to the retailers. Pursuant to these agreements, generally for a period of up to 18 months from invoice date of the sale of the homes and upon default by the retailers and repossession by the financial institution, the Company is obligated to purchase the related floor plan loans or repurchase the homes from the lender. The contingent repurchase obligation at December 29, 2007 was estimated to be approximately $200 million, without reduction for the resale value of the homes. Losses under repurchase obligations represent the difference between the repurchase price and the estimated net proceeds from the resale of the homes, less accrued rebates, which will not be paid. Annual losses incurred on homes repurchased totaled $0.1 million in 2007 and 2006 and $0.3 million in 2005.

The Company lowered its wholesale repurchase reserves by $1.2 million in 2006 and $1.0 million in 2005 as a result of reduced repurchases during the years and improved financial condition of its largest retailers.

At December 29, 2007 the Company was contingently obligated for approximately $55.7 million under letters of credit, primarily comprised of $41.5 million to support insurance reserves and $12.6 million to support long-term debt. Champion was also contingently obligated for $19.4 million under surety bonds, generally to support license and service bonding requirements. Approximately $54.2 million of the letters of credit support insurance reserves and debt that are reflected as liabilities in the consolidated balance sheet.

At December 29, 2007 certain of the Company's subsidiaries were contingently obligated under reimbursement agreements for approximately $2.5 million of debt of unconsolidated affiliates, none of which was reflected in the consolidated balance sheet. These obligations are related to indebtedness of certain manufactured housing community developments, which are collateralized by the properties.

The Company has provided various representations, warranties and other standard indemnifications in the ordinary course of its business, in agreements to acquire and sell business assets and in financing arrangements. The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business.

Management believes the ultimate liability with respect to these contingent obligations will not have a material effect on the Company's financial position, results of operations or cash flows.

On February 8, 2008, the Company's manufacturing facility in Henry, TN was destroyed by fire. The Company immediately established a plan to service the plant's retail customers while the situation is evaluated. The net book value of plant, equipment and inventory at the Henry plant at February 2, 2008 was approximately $3.3 million. The plant was fully insured through our property insurance coverage, subject to a $250,000 deductible.

## NOTE 14 — Retirement Plans

The Company and certain of its domestic subsidiaries sponsor defined contribution retirement and savings plans covering most U.S. employees. Full-time employees of participating companies are eligible to participate in a plan after completing three months of service. Participating employees may contribute from 1% to 17% of their compensation to the plans. The Company generally makes matching contributions of 50% of the first 6% of employees' contributions. Company contributions vest when made for employees with at least one full year of service. Company contributions made on behalf of employees with less than one full year of service vest on the employee's first anniversary.

Full-time employees of the Company's subsidiaries in Canada are generally covered by employer sponsored defined contribution plans that require employee contributions and employer matching contributions.

Amounts expensed for these plans were $3.3 million in 2007, $3.7 million in 2006 and $3.2 million in 2005.

## NOTE 15 — Stock Option and Stock-Based Incentive Plans

The Company has various stock option and stock-based incentive plans and agreements whereby stock options, performance share awards, restricted stock awards and other stock-based incentives were made available to certain employees, directors and others. Stock options were granted below, at, or above fair market value and generally expire six, seven or ten years from the grant date. Some options become exercisable immediately and others over a period of up to five years. In addition to these plans, other nonqualified stock options and awards have been granted to executive officers and certain employees and in connection with acquisitions.

The following table summarizes the changes in outstanding stock options during the last three years:

| | Number of shares | Weighted average exercise price per share | Intrinsic value of options exercised |
|---|---|---|---|
| | (In thousands) | | (In thousands) |
| **Outstanding at January 1, 2005** | 3,089 | $ 9.52 | |
| Exercised | (447) | 5.43 | $3,218 |
| Forfeited or expired | (379) | 15.30 | |
| **Outstanding at December 31, 2005** | 2,263 | 9.35 | |
| Exercised | (375) | 5.26 | $3,807 |
| Forfeited or expired | (156) | 13.76 | |
| **Outstanding at December 30, 2006** | 1,732 | 9.84 | |
| Exercised | (698) | 5.43 | $3,664 |
| Forfeited or expired | (366) | 16.49 | |
| **Outstanding at December 29, 2007** | 668 | $10.81 | |

The total fair value of stock options that vested during the three years was $0.2 million in 2007, $0.6 million in 2006 and $1.5 million in 2005. Cash in the amount of $3.8 million and $2.0 million was received from the exercise of stock options in 2007 and 2006, respectively. No tax benefit was realized from these stock option exercises due to the Company's NOL carryforwards.

The following table summarizes information regarding stock options outstanding at December 29, 2007, all of which were vested and exercisable:

| Range of exercise prices | Number of shares (In thousands) | Weighted average life (years) remaining | Average exercise price per share |
|---|---|---|---|
| $ 2.48 - $ 5.00 | 150 | 0.8 | $ 2.48 |
| $ 5.01 - $15.00 | 361 | 2.7 | 8.80 |
| $15.01 - $26.81 | 157 | 0.9 | 23.38 |
| | 668 | 1.8 | $10.81 |

As of December 30, 2006, exercisable shares totaled 1,698,000 with a weighted average exercise price of $9.84 per share. As of December 31, 2005, exercisable shares totaled 2,099,000 with a weighted average exercise price of $9.73 per share. The aggregate intrinsic value (excess of market value at December 29, 2007 over the option exercise price) of all in-the-money stock options outstanding at December 29, 2007 was $1.3 million.

As of December 29, 2007, there were 1,328,000 performance awards, 46,000 restricted stock and 73,475 other stock awards outstanding. The performance awards will vest and be issued only if the participants remain employed by the Company through the vesting date and the number of shares earned will be based on the proportion of certain three-year performance targets that are attained for 2005 through 2007, 2006 through 2008 and 2007 through 2009. The restricted stock awards were issued in 2004 and vest 20% per year over 5 years subject to continued employment with the Company. The other stock awards represent awards issued annually to Directors that vest over 12 months from the date of the last Shareholder's meeting.

For the year ended December 29, 2007, a total of 261,951 performance shares and 61,665 time-based shares vested, of which 221,354 shares were issued, net of shares withheld for the payment of participants' taxes. In addition, 23,000 restricted stock shares vested, of which 15,566 were issued net of shares withheld for taxes, and 52,679 other stock awards vested. The performance shares vested pursuant to the attainment of 100% of the three-year target for 2004 through 2006.

The following table summarizes the changes in outstanding performance awards, restricted stock and other stock awards during the last three years:

| | Number of shares | Weighted average grant date fair value | Performance awards earned not vested | Total fair value of vested shares |
|---|---|---|---|---|
| | (In thousands) | | (In thousands) | (In thousands) |
| **Outstanding at January 1, 2005** | 918 | | 164 | |
| Granted | 633 | $11.64 | | |
| Vested | (96) | | | $1,082 |
| Forfeited | (348) | | | |
| **Outstanding at December 31, 2005** | 1,107 | | 515 | |
| Granted | 607 | $13.28 | | |
| Vested | (108) | | | $1,039 |
| Forfeited | (138) | | | |
| **Outstanding at December 30, 2006** | 1,468 | | 813 | |
| Granted | 604 | $ 8.09 | | |
| Vested | (395) | | | $4,258 |
| Forfeited | (229) | | | |
| **Outstanding at December 29, 2007** | 1,448 | | 761 | |

For the years ended December 29, 2007, December 30, 2006 and December 31, 2005, stock based compensation expense totaled $3.0 million, $4.6 million and $5.7 million, respectively. As of December 29, 2007, compensation costs relating to non-vested awards not yet recognized totaled $2.6 million. The weighted average period over which this compensation cost is expected to be recognized is 29 months. There were 3.3 million, 3.7 million and 4.3 million shares reserved for stock-based compensation grants and awards at December 29, 2007, December 30, 2006 and December 31, 2005, respectively.

**NOTE 16 — Segment Information**

The Company currently operates principally in three segments: (1) manufacturing, (2) international and (3) retail. The manufacturing segment consists of the Company's North American manufacturing operations that produce factory-built housing in the U.S. and western Canada. The international segment consists of the Company's operations in the United Kingdom that produces steel-framed modular buildings for prisons, military accommodations, hotels and residential units. The retail segment consists of the Company's retail operations that sell factory-built housing to homebuyers with sales centers located throughout California. The 66 traditional retail sales centers closed or sold prior to 2006, along with their related administrative offices, are reported as discontinued operations for all periods presented.

The accounting policies of the segments are the same as those described in Note 1, "Summary of Significant Accounting Policies." Manufacturing segment sales to the retail segment and related manufacturing profits are included with the manufacturing segment. Retail segment results include retail profits from the sale of homes to consumers but do not include any manufacturing segment profits associated with the homes sold. Intercompany transactions between reportable operating segments are eliminated in consolidation. Each segment's results include corporate office costs that are directly and exclusively incurred for the segment. General corporate expenses include the costs and equity method losses from development operations. In reconciling results by segment, the intercompany profit elimination represents the change in manufacturing segment gross profit in Champion-produced inventory at Company-owned retailers.

The Company evaluates the performance of its manufacturing, international and retail segments and allocates resources to them primarily based on income before interest, income taxes, amortization of intangible assets and general corporate expenses ("segment income").

Reconciliations of segment sales to consolidated net sales, segment income to consolidated income from continuing operations before income taxes, segment depreciation expense to consolidated depreciation expense and segment capital expenditures to consolidated capital expenditures in 2007, 2006 and 2005, and segment assets to consolidated total assets as of December 29, 2007, December 30, 2006 and December 31, 2005 follow:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (In thousands) | |
| **Net sales:** | | | |
| Manufacturing segment | **$ 941,945** | $1,195,834 | $1,190,819 |
| International segment | **280,814** | 90,717 | — |
| Retail segment | **73,406** | 117,397 | 135,371 |
| Less: intercompany | **(22,700)** | (39,300) | (53,600) |
| Consolidated net sales | **$1,273,465** | $1,364,648 | $1,272,590 |
| **Income from continuing operations before income taxes:** | | | |
| Manufacturing segment income | **$ 40,924** | $ 81,600 | $ 90,286 |
| International segment income | **17,393** | 5,634 | — |
| Retail segment income | **1,911** | 7,636 | 8,167 |
| General corporate expenses | **(31,609)** | (32,472) | (35,522) |
| Amortization of intangible assets | **(5,727)** | (3,941) | — |
| Mark-to-market credit for common stock warrant | **—** | — | 4,300 |
| Loss on debt retirement | **(4,543)** | (398) | (9,857) |
| Interest expense, net | **(14,731)** | (14,446) | (13,986) |
| Intercompany profit (loss) elimination | **331** | (500) | 2,100 |
| Consolidated income from continuing operations before income taxes | **$ 3,949** | $ 43,113 | $ 45,488 |
| **Total Assets:** | | | |
| Manufacturing segment | **$ 597,534** | $ 483,386 | $ 375,925 |
| International segment | **219,757** | 179,255 | — |
| Retail segment | **40,539** | 42,970 | 39,544 |
| Corporate and developments | **171,246** | 96,373 | 149,694 |
| Discontinued operations | **1,661** | 1,590 | 4,062 |
| Intercompany elimination | **(8,514)** | (2,959) | (2,571) |
| Consolidated total assets | **$1,022,223** | $ 800,615 | $ 566,654 |
| **Depreciation expense:** | | | |
| Manufacturing segment | **$ 11,435** | $ 12,419 | $ 9,876 |
| International segment | **1,476** | 911 | — |
| Retail segment | **78** | 97 | 155 |
| Corporate and developments | **1,349** | 571 | 554 |
| Discontinued operations | **—** | 7 | 278 |
| Consolidated depreciation expense | **$ 14,338** | $ 14,005 | $ 10,863 |
| **Capital expenditures:** | | | |
| Manufacturing segment | **$ 4,692** | $ 16,096 | $ 10,735 |
| International segment | **2,812** | 825 | — |
| Retail segment | **177** | 57 | 97 |
| Corporate and developments | **2,520** | 604 | 953 |
| Discontinued operations | **—** | — | 80 |
| Consolidated capital expenditures | **$ 10,201** | $ 17,582 | $ 11,865 |

All cash balances are classified as corporate assets.

Geographic information regarding revenues and long-lived assets at December 29, 2007, December 30, 2006 and December 31, 2005 is as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (In thousands) | |
| **Revenues** | | | |
| United States | **$ 890,500** | $1,201,737 | $1,216,859 |
| United Kingdom | **280,814** | 90,717 | — |
| Canada | **102,151** | 72,194 | 55,731 |
| Consolidated revenues | **$1,273,465** | $1,364,648 | $1,272,590 |
| **Long-lived assets** | | | |
| United States | **$ 284,498** | $ 296,833 | $ 245,915 |
| United Kingdom | **154,358** | 147,575 | — |
| Canada | **111,277** | 3,583 | 3,359 |
| Consolidated long-lived assets | **$ 550,133** | $ 447,991 | $ 249,274 |

**NOTE 17 — Leases**

The Company's retail sales locations, nine of its manufacturing facilities, its corporate offices, certain of its other facilities and certain equipment and vehicles are leased under operating leases with terms that generally range from five to ten years. Rent expense was $7.8 million, $6.1 million and $4.4 million for the years ended December 29, 2007, December 30, 2006 and December 31, 2005, respectively. Some of the real property leases have renewal options or escalation clauses.

Future minimum lease payments under operating leases at December 29, 2007 are as follows:

| | (In thousands) |
|---|---|
| 2008 | $ 5,592 |
| 2009 | 5,077 |
| 2010 | 4,540 |
| 2011 | 4,009 |
| 2012 | 3,238 |
| Thereafter | 11,005 |
| | $33,461 |

**NOTE 18 — Accrued Product Warranty Obligations**

The following table summarizes the changes in accrued product warranty obligations during the last three years. A total of $6.5 million of warranty reserves is classified as other long-term liabilities in the consolidated balance sheet for each period presented.

| | Accrued Warranty Obligation |
|---|---|
| | (In thousands) |
| **Reserves at January 1, 2005** | $ 40,051 |
| Warranty expense provided | 47,855 |
| Warranty reserves from acquisition | 1,783 |
| Reserve adjustment for closed plants | 2,300 |
| Cash warranty payments | (51,980) |
| **Reserves at December 31, 2005** | 40,009 |
| Warranty expense provided | 50,257 |
| Warranty reserves from acquisition | 513 |
| Reserve adjustment for closed plants | (1,000) |
| Cash warranty payments | (52,856) |
| **Reserves at December 30, 2006** | 36,923 |
| Warranty expense provided | 39,781 |
| Warranty reserves from acquisitions | 1,930 |
| Reserve adjustment for closed plants | (100) |
| Cash warranty payments | (42,749) |
| **Reserves at December 29, 2007** | $ 35,785 |

**NOTE 19 — Total Comprehensive Income**

Total comprehensive income for the twelve months ended December 29, 2007, December 30, 2006 and December 31, 2005 consists of the following:

| | December 29, 2007 | December 30, 2006 | December 31, 2005 |
|---|---|---|---|
| | | (In thousands) | |
| Net income | $ 7,192 | $138,308 | $37,805 |
| Other comprehensive income: | | | |
| Foreign currency translation adjustments | 7,185 | 14,552 | 278 |
| Net investment hedge, net of income taxes | (1,300) | (5,500) | — |
| Total comprehensive income | $13,077 | $147,360 | $38,083 |

## NOTE 20 — Quarterly Financial Information (Unaudited)

| | 2007 | | | | |
|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
| | (Dollars in thousands, except per share amounts) | | | | |
| Net sales: | | | | | |
| Manufacturing net sales | $199,296 | $258,319 | $260,379 | $223,951 | $ 941,945 |
| International net sales | 46,531 | 56,887 | 85,286 | 92,110 | 280,814 |
| Retail net sales | 18,070 | 21,354 | 18,233 | 15,749 | 73,406 |
| Less: intercompany | (4,100) | (6,200) | (6,200) | (6,200) | (22,700) |
| Total net sales | 259,797 | 330,360 | 357,698 | 325,610 | 1,273,465 |
| Cost of sales | 227,784 | 278,488 | 296,802 | 280,527 | 1,083,601 |
| Gross margin | 32,013 | 51,872 | 60,896 | 45,083 | 189,864 |
| Selling, general and administrative expenses | 36,900 | 35,626 | 40,082 | 44,526 | 157,134 |
| Restructuring charges | — | 1,121 | — | 2,659 | 3,780 |
| Amortization of intangible assets | 1,402 | 1,417 | 1,454 | 1,454 | 5,727 |
| Operating (loss) income | (6,289) | 13,708 | 19,360 | (3,556) | 23,223 |
| Loss on debt retirement | — | — | — | 4,543 | 4,543 |
| Interest expense, net | 4,040 | 3,723 | 3,853 | 3,115 | 14,731 |
| (Loss) income from continuing operations before income taxes | (10,329) | 9,985 | 15,507 | (11,214) | 3,949 |
| Income tax (benefit) expense | (3,090) | 2,527 | 2,582 | (5,262) | (3,243) |
| (Loss) income from continuing operations | (7,239) | 7,458 | 12,925 | (5,952) | 7,192 |
| (Loss) income from discontinued operations | (7) | 7 | — | — | — |
| Net (loss) income | $ (7,246) | $ 7,465 | $ 12,925 | $ (5,952) | $ 7,192 |
| Basic (loss) income per share: | | | | | |
| (Loss) income from continuing operations | $ (0.09) | $ 0.10 | $ 0.17 | $ (0.08) | $ 0.09 |
| (Loss) income from discontinued operations | — | — | — | — | — |
| Basic (loss) income per share | $ (0.09) | $ 0.10 | $ 0.17 | $ (0.08) | $ 0.09 |
| Diluted (loss) income per share: | | | | | |
| (Loss) income from continuing operations | $ (0.09) | $ 0.10 | $ 0.17 | $ (0.08) | $ 0.09 |
| (Loss) income from discontinued operations | — | — | — | — | — |
| Diluted (loss) income per share: | $ (0.09) | $ 0.10 | $ 0.17 | $ (0.08) | $ 0.09 |
| Manufacturing segment income | $ 96 | $ 17,217 | $ 20,228 | $ 3,383 | $ 40,924 |
| International segment income | $ 3,124 | $ 4,458 | $ 6,362 | $ 3,449 | $ 17,393 |
| Retail segment income (loss) | $ 872 | $ 666 | $ 689 | $ (316) | $ 1,911 |
| General corporate expenses | $ (9,279) | $ (7,416) | $ (6,665) | $ (8,249) | $ (31,609) |
| Manufacturing segment homes and units sold | 3,283 | 4,194 | 4,258 | 3,611 | 15,346 |
| Retail segment new homes sold | 96 | 99 | 100 | 80 | 375 |
| Manufacturing segment multi-section mix | 79% | 79% | 77% | 75% | 77% |
| Manufacturing segment facilities at period end | 28 | 28 | 28 | 29 | 29 |
| Retail sales centers at period end | 16 | 17 | 16 | 17 | 17 |

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

| | 2006 | | | | |
|---|---|---|---|---|---|
| | First Quarter | (Restated*) Second Quarter | Third Quarter | Fourth Quarter | Total |
| | (Dollars in thousands, except per share amounts) | | | | |
| Net sales: | | | | | |
| Manufacturing net sales | $331,651 | $ 319,943 | $293,417 | $250,823 | $1,195,834 |
| International net sales | — | 27,131 | 30,946 | 32,640 | 90,717 |
| Retail net sales | 27,278 | 35,043 | 31,391 | 23,685 | 117,397 |
| Less: intercompany | (12,400) | (11,400) | (9,300) | (6,200) | (39,300) |
| Total net sales | 346,529 | 370,717 | 346,454 | 300,948 | 1,364,648 |
| Cost of sales | 292,236 | 313,878 | 289,563 | 251,355 | 1,147,032 |
| Gross margin | 54,293 | 56,839 | 56,891 | 49,593 | 217,616 |
| Selling, general and administrative expenses | 37,231 | 40,027 | 38,738 | 38,522 | 154,518 |
| Restructuring charges | — | — | 1,200 | — | 1,200 |
| Amortization of intangible assets | 92 | 1,299 | 1,122 | 1,428 | 3,941 |
| Operating income | 16,970 | 15,513 | 15,831 | 9,643 | 57,957 |
| Loss on debt retirement | — | — | — | 398 | 398 |
| Interest expense, net | 2,070 | 4,011 | 4,214 | 4,151 | 14,446 |
| Income from continuing operations before income taxes | 14,900 | 11,502 | 11,617 | 5,094 | 43,113 |
| Income tax expense (benefit) | 1,200 | (100,503) | 2,589 | 1,503 | (95,211) |
| Income from continuing operations | 13,700 | 112,005 | 9,028 | 3,591 | 138,324 |
| Income (loss) from discontinued operations | (53) | 77 | (13) | (27) | (16) |
| Net income | $ 13,647 | $ 112,082 | $ 9,015 | $ 3,564 | $ 138,308 |
| Basic income per share: | | | | | |
| Income from continuing operations | $ 0.18 | $ 1.47 | $ 0.12 | $ 0.05 | $ 1.81 |
| Loss from discontinued operations | — | — | — | — | — |
| Basic income per share | $ 0.18 | $ 1.47 | $ 0.12 | $ 0.05 | $ 1.81 |
| Diluted income per share: | | | | | |
| Income from continuing operations | $ 0.18 | $ 1.44 | $ 0.12 | $ 0.05 | $ 1.78 |
| Loss from discontinued operations | — | — | — | — | — |
| Diluted income per share: | $ 0.18 | $ 1.44 | $ 0.12 | $ 0.05 | $ 1.78 |
| Manufacturing segment income | $ 25,966 | $ 21,039 | $ 19,553 | $ 15,042 | $ 81,600 |
| International segment income | $ — | $ 1,199 | $ 1,959 | $ 2,476 | $ 5,634 |
| Retail segment income | $ 1,513 | $ 2,379 | $ 2,425 | $ 1,319 | $ 7,636 |
| General corporate expenses | $ (9,617) | $ (7,605) | $ (7,184) | $ (8,066) | $ (32,472) |
| Manufacturing segment homes and units sold | 6,079 | 5,692 | 5,136 | 4,219 | 21,126 |
| Retail segment new homes sold | 143 | 185 | 167 | 134 | 629 |
| Manufacturing segment multi-section mix | 75% | 83% | 82% | 82% | 80% |
| Manufacturing segment facilities at period end | 33 | 32 | 31 | 30 | 30 |
| Retail sales centers at period end | 21 | 21 | 19 | 16 | 16 |

* In the second quarter of 2006 the Company reversed its valuation allowance for deferred tax assets. The reversal, as originally reported, resulted in a non-cash tax benefit of $109.7 million but was subsequently reduced effective July 1, 2006, by $7.8 million ($0.10 per share) primarily to eliminate the tax effect of net operating loss carryforwards related to tax deductions for stock option exercises, the benefit of which, when recognized will result in an increase to shareholders' equity.

## CHAMPION ENTERPRISES, INC.
## SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

| Deferred tax asset valuation allowance | Balance at beginning of year |
|---|---|
| | (In thousands) |
| Balance at January 1, 2005 | $ 125,800 |
| Net change in deferred tax assets | (9,800) |
| Balance at December 31, 2005 | $ 116,000 |
| Net change in deferred tax assets | (13,200) |
| Reversal of valuation allowance | (101,900) |
| Balance at December 30, 2006 | $ 900 |
| Net change in deferred tax assets | 100 |
| Balance at December 29, 2007 | $ 1,000 |



# CHAMPION



## Champion Enterprises, Inc.
## 755 West Big Beaver Road
## Suite 1000
## Troy, Michigan 48084

# Notice of 2008
# Annual Meeting of Shareholders
# and Proxy Statement

**March 13, 2008**


CHAMPION

CORPORATE HEADQUARTERS
TROY, MICHIGAN 48084 USA
(248) 614-8200

March 13, 2008

Dear Shareholders:

It is our pleasure to invite you to attend the Champion Enterprises, Inc. 2008 Annual Meeting of Shareholders. The meeting will be held on Wednesday, May 7, 2008, at 9:30 a.m. at the Detroit Marriott Troy, 200 W. Big Beaver Rd., Troy, Michigan USA. The attached Notice of Annual Meeting and Proxy Statement provides information concerning the business to be conducted at the meeting and the nominees for election as Directors.

Your vote is important. Whether or not you plan to attend the meeting, please vote your shares using the Internet, by telephone or by mail. You will find instructions on page one of the attached Notice of Annual Meeting and Proxy Statement. Your shares will then be represented at the meeting if you are unable to attend.

Thank you for your support.

Sincerely,

CHAMPION ENTERPRISES, INC.

Selwyn Isakow
*Lead Independent Director*

William C. Griffiths
*Chairman, President and Chief Executive Officer*

# Notice of Annual Meeting of Shareholders of Champion Enterprises, Inc.

**Time:** 9:30 a.m., Wednesday, May 7, 2008.

**Place:** Detroit Marriott Troy
200 W. Big Beaver Road
Troy, Michigan USA

**Items of Business:**
1. Elect eight directors; and
2. Transact any other business properly brought before the meeting.

**Annual Reports:** The 2007 Annual Report to Shareholders, which includes the Annual Report on Form 10-K, is attached or may be viewed on www.championhomes.com/proxy.

**Who Can Vote:** You can vote if you were a Shareholder on March 10, 2008.

**Date of Mailing:** The Notice of Internet Availability of Proxy Materials is being mailed to Shareholders on or about March 17, 2008. This notice and Proxy Statement will also be available to Shareholders on or about March 17, 2008.

By Order of the Board of Directors

Roger K. Scholten
Secretary

# Table of Contents

# About The Meeting

### What am I voting on?

You will be voting to elect eight Directors of Champion Enterprises, Inc. ("we", "Champion", or "the Company"). Each Director will hold office until the next Annual Meeting of Shareholders or until a successor is appointed and qualified.

### Who is soliciting my Proxy?

The Company's Board of Directors is soliciting your Proxy to be used at the 2008 Annual Meeting of Shareholders. The Company will pay the entire cost of soliciting Proxies and will arrange for brokerage houses, nominees, custodians and other fiduciaries to send Proxy soliciting materials to beneficial owners of the Company's Common Stock at the Company's expense. In addition to solicitation by mail, officers and other employees of the Company may solicit Proxies personally, by telephone, by the Internet or by fax.

On March 17, 2008, we mailed our shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access the Proxy statement, Annual Report and vote online. You may request the Proxy materials by mail or electronically by e-mail by following the instructions included in the Notice of Internet Availability of Proxy Materials.

### Who is entitled to vote?

You may vote if you owned Common Stock of the Company as of the close of business on March 10, 2008. Each share of Common Stock is entitled to one vote on any matter voted on at the Annual Meeting. As of March 10, 2008 we had 77,630,699 shares of Common Stock outstanding.

### How do I vote?

Voting instructions are included in the Notice of Internet Availability of Proxy Materials.

You can vote in one of four ways:

- By Internet at the website listed on your Notice of Internet Availability of Proxy Materials. We encourage you to vote this way. Voting by Internet saves the Company money.
- By requesting a proxy card by calling 1-800-579-1639 and completing and mailing your proxy card.
- By toll-free telephone at the telephone number listed on your proxy card.
- By ballot at the Annual Meeting.

### May I change my mind after I vote?

You may change your vote at any time before the polls close at the meeting by:

- Voting again by telephone or Internet before midnight EDT on May 6, 2008.
- Voting in person at the meeting.
- Delivering a written notice of revocation, with a later date than the proxy card, to Champion's Secretary at or before the meeting.
- Signing another proxy card with a later date and returning it to the address on the proxy card before the meeting.

### What if I return my proxy card but do not provide voting instructions?

Proxy cards that are signed and returned but do not contain voting instructions will be voted by the persons named in the enclosed proxy card "For" the election of the nominee Directors.

### How do I vote my shares in the Champion Enterprises, Inc. Savings Plan?

Shares credited to your Champion Enterprises, Inc. Savings Plan account are on your proxy card, which will be mailed to all Savings Plan Shareholders. You may vote these shares using the Internet, telephone or mail as described on the proxy card. Your Proxy will be considered to be voting directions to the Trustee of the 401(K) Savings Plan (the "Savings Plan") concerning shares held in your account. If you do not provide voting directions, if the card is not signed, or if the card is not received by the deadline set forth on the proxy card, the shares credited to your account will be voted in the same proportion as directions received from other participants.

### What does it mean if I receive more than one proxy card?

If you receive more than one mailing, it means that you have multiple accounts under the Savings Plan, with brokers and/or our transfer agent. Please vote all of these shares. We recommend that you contact your broker and/or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is American Stock Transfer and Trust Company and you may reach them by telephone at 800-937-5449. Shares held by the Savings Plan cannot be consolidated with your other holdings.

### Who may attend the meeting?

The Annual Meeting is open to all holders of our Common Stock. The Annual Meeting will be held at the Detroit Marriott Troy at 200 West Big Beaver Rd., Troy, Michigan, which is located just east of the intersection of West Big Beaver Rd. and Interstate 75. For more detailed directions to the meeting, please call Investor Relations at 248-614-8267. We look forward to having you attend.

### How many votes must be present to hold the meeting?

In order for us to hold the meeting, a majority of our outstanding shares of Common Stock as of March 10, 2008 must be represented in person or by Proxy. This majority is referred to as a quorum. Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you return a Proxy properly using the Internet, telephone, or mail. Abstentions and votes withheld by brokers on non-routine proposals in the absence of instructions from beneficial owners ("broker non-votes") will be counted as present at the Annual Meeting to determine whether a quorum exists.

### How many votes are needed to elect Directors?

The eight Director nominees receiving the highest number of "For" votes will be elected as Directors. This number is called a plurality. Shares not voted, whether by marking "Withhold Authority" on your proxy card, by broker non-votes, or otherwise, will not be considered in the election of Directors. Unless a properly executed proxy card is marked "Withhold Authority," the Proxy given will be voted "For" each of the eight Director nominees. If a nominee is unable or declines to serve, Proxies will be voted for the balance of the nominees and for such additional persons as designated by the Board to replace such nominee. However, the Board does not anticipate that this will occur.

---

## Can my shares be voted on matters other than those described in this Proxy Statement?

Yes, if any other item or proposal properly comes before the meeting, the Proxies received will be voted in accordance with the discretion of the Proxy holders. The Company, however, has not received proper notice of, and is not aware of, any business to be transacted at the meeting other than as set forth in this Proxy Statement.

---

## When are Shareholder proposals due for the 2009 Annual Meeting?

To be included in the Company's Proxy Statement for the 2009 Annual Meeting of Shareholders, the Company must receive proposals no later than November 19, 2008. Such proposals should be addressed to the Company's Secretary at the address listed below. Shareholder proposals to be presented at the 2009 Annual Meeting which are not to be included in the Company's Proxy Statement must be received by the Company no earlier than February 6, 2009 nor later than March 8, 2009 in accordance with procedures in the Company's Bylaws.

---

## How do I obtain more information about Champion Enterprises, Inc.?

More information on Champion can be obtained by:

- Contacting Investor Relations at 248-614-8267
- Going to our website at www.championhomes.com
- Writing to:

Champion Enterprises, Inc.
Attn: Investor Relations
755 West Big Beaver Road
Suite 1000
Troy, Michigan 48084

**Upon request Champion will provide, free of charge, additional copies of the Company's 2007 Annual Report to Shareholders, which includes the Annual Report on Form 10-K, and Proxy Statement.**

---

**PLEASE VOTE. YOUR VOTE IS VERY IMPORTANT.**

# Election of Directors

**Nominees**

The Board of Directors recommends a vote for the following nominees, all of whom are currently serving as Directors:



**ROBERT W. ANESTIS**

Director since 1991
Age 62

Since 2006, Mr. Anestis has been the President of Anestis & Company, LLC, an investment banking and financial advisory firm based in Ponte Verde Beach, Florida. During 2005 and the preceding six years, he was Chairman, President and Chief Executive Officer of Florida East Coast Industries, Inc., a St. Augustine, Florida based holding company with interests in the railroad and commercial real estate businesses. Prior to 1999 and for the preceding five years, he was the President of Anestis & Company, an investment banking and financial advisory firm.



**ERIC S. BELSKY, PH.D.**

Director since 2002
Age 47

Since 1997, Dr. Belsky has been the Executive Director of the Joint Center for Housing Studies at Harvard University (the "Joint Center"), which conducts research to identify and analyze housing market opportunities and challenges for business and government. The Joint Center is a collaborative venture of the Harvard Design School and the John F. Kennedy School of Government. He has also held positions with the Millennial Housing Commission, created by the Congress of the United States, PricewaterhouseCoopers LLP, Fannie Mae and the National Association of Homebuilders. Mr. Belsky also serves as a director of Building Materials Holding Corporation.



**WILLIAM C. GRIFFITHS**

Director since 2004
Age 56

Mr. Griffiths is currently the Chairman of the Board, President and Chief Executive Officer for Champion. Mr. Griffiths became Chairman of the Board of Champion in March 2006 and President and Chief Executive Officer of Champion in August 2004. From 2001 until 2004 he was employed by SPX Corporation, a global multi-industry company located in Charlotte, North Carolina, where he was President-Fluid Systems Division. From 1998 until it was acquired in 2001 by SPX Corporation, Mr. Griffiths was President-Fluid Systems Division at United Dominion Industries, Inc. Mr. Griffiths also serves as a director of Wolverine Tube, Inc.



**Selwyn Isakow** Director since 1991
Age 56

Mr. Isakow became Lead Independent Director for Champion on March 9, 2006. From 2004 to 2006, Mr. Isakow served as Chairman of the Board for Champion. For more than five years, Mr. Isakow has been Chairman, President and Chief Executive Officer of The Oxford Investment Group, Inc., a Bloomfield Hills, Michigan, merchant banking and corporate development firm. Mr. Isakow also serves as a director of San Diego Private Bank.



**Brian D. Jellison** Director since 1999
Age 62

Mr. Jellison is currently Chairman, President and Chief Executive Officer of Roper Industries, Inc. ("Roper") based in Duluth, Georgia, a manufacturer of instrumentation, controls and scientific imaging products. He has served as Roper's Chairman since 2003 and President and Chief Executive Officer since 2001. From 1998 to 2001 Mr. Jellison served as Executive Vice President of Ingersoll-Rand Company, a major manufacturer of diversified industrial equipment and components.



**G. Michael Lynch** Director since 2003
Age 64

Since 2000, Mr. Lynch has served as Executive Vice President and Chief Financial Officer of Federal-Mogul Corporation ("Federal-Mogul"), a global manufacturer and marketer of automotive component parts. For three years prior to working for Federal-Mogul, Mr. Lynch was Vice President and Controller for Dow Chemical Company and previously worked for 29 years with Ford Motor Company in various financial-related positions. Mr. Lynch also serves as a director of Forward Air Corporation.



**Thomas A. Madden** Director since 2006
Age 54

Mr. Madden was Executive Vice President and Chief Financial Officer of Ingram Micro Inc., a computer technology products and services company, from 2001 through 2005. He served as Senior Vice President and Chief Financial Officer of ArvinMeritor, Inc. from 1997 through 2001. Mr. Madden serves as a director of Mindspeed Technologies, Inc., FreightCar America, Inc., and Intcomex, Inc.



**Shirley D. Peterson** Director since 2004
Age 66

Mrs. Peterson was President of Hood College, an independent liberal arts college in Frederick, Maryland, from 1995 until 2000. From 1989 to 1993 she served in the United States government, first appointed by President George H. Bush as Assistant Attorney General in the Tax Division of the Department of Justice, then as Commissioner of the Internal Revenue Service. She also was a partner in the law firm of Steptoe & Johnson, where she spent a total of 22 years from 1969-89 and 1993-94. Currently, Mrs. Peterson serves on the board of directors of AK Steel Holding Corporation, The Goodyear Tire & Rubber Company and Wolverine World Wide, Inc. Ms. Peterson expects to retire as a Board Member of the DWS Scudder Mutual Funds effective April 1, 2008.

# Corporate Governance

Makeup of the Board: Our bylaws allow for a minimum of three directors and a maximum of nine directors. Currently, the Board is comprised of nine directors. After this election, the Board will be comprised of eight directors. If a nominee is unable to serve, the person designated as Proxy holder for the Company will vote for the remaining nominees and for such other person as the Board may nominate.

Length of Board Term: Directors who are elected will hold office until the 2009 Annual Meeting of Shareholders or until a successor has been duly appointed and qualified. All nominees are currently Directors and have agreed to serve if elected.

General: The Board believes that good corporate governance is important so that the Company is managed for the long-term benefit of its Shareholders. The Board at least annually reviews its corporate governance practices and policies as set forth in its Corporate Governance Guidelines, Code of Ethics, Lead Independent Director charter and various Committee charters.

Code of Ethics: The Company has a Code of Ethics that applies to all of its employees, officers and Directors. Amendments to, and any waiver from, any provision of the Code of Ethics that requires disclosure under applicable SEC rules will be posted on the Company's website at www.championhomes.com.

Board Committees: The Board has three standing committees: the Audit and Financial Resources Committee (the "Audit Committee"); the Compensation and Human Resources Committee (the "Compensation Committee"); and the Nominating and Corporate Governance Committee (the "Nominating Committee"). Each committee has a written charter.

Access to Corporate Governance Documents: You can access the charters for each of our Board Committees as well as our Corporate Governance Guidelines, Code of Ethics and Lead Independent Director charter in the "Investors — Company Information — Corporate Governance" section of our website at www.championhomes.com. You may also request printed copies by writing to:

Roger K. Scholten
Secretary
Champion Enterprises, Inc.
755 West Big Beaver Road
Suite 1000
Troy, Michigan 48084

Nomination of Directors: The Nominating Committee recommends candidates in accordance with its charter and the Board's governance principles. The Nominating Committee seeks to select a Board that is, as a whole, strong in its collective knowledge and diversity of skills and experience concerning accounting and finance, management and leadership, vision and strategy, business operations, business judgment, risk assessment, industry knowledge, and corporate governance. When reviewing a potential candidate, the Nominating Committee looks specifically at the candidate's qualifications in light of the needs of the Board and the Company at that time given the then current mix of director attributes.

In considering whether to recommend any candidate for inclusion as a Director nominee, the Nominating Committee will apply the criteria set forth in the Corporate Governance Guidelines and in applicable Committee charters. These criteria include the candidate's character and integrity, business acumen, experience inside and outside of the business community, personal commitment, diligence, conflicts of interest and the ability to act in the balanced, best interests of the Shareholders as a whole rather than special interest groups or constituencies. In addition, the Company strives to have all Directors, other than the Chairman of the Board, President and Chief Executive Officer, be independent as that term is defined in New York Stock Exchange ("NYSE") rules.

The Nominating Committee will consider nominations submitted by Shareholders. To recommend a Director nominee, a Shareholder should write to the Company's Secretary at the above address. To be considered by the Nominating Committee for nomination and inclusion in the Company's Proxy Statement for its 2009 Annual Meeting of Shareholders, a recommendation for a Director must be received by the Company's Secretary no later than November 7, 2008. Any recommendation must include (i) the name and address of the candidate, (ii) a brief biographical description, including his or her occupation for at least the last five years, (iii) a statement of the qualifications of the candidate, taking into account the qualification requirements summarized above, and (iv) the candidate's signed consent to be named in the Proxy Statement and to serve as a Director if elected. The Nominating Committee may seek additional biographical and background information from any candidate. This information must be received on a timely basis to be considered by the Nominating Committee.

The process followed by the Nominating Committee to identify and evaluate candidates may include the following: requests to Board members and others for recommendations, use of a search firm or outside consultant, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Nominating Committee and the Board. The Nominating Committee will evaluate candidates submitted by Shareholders following substantially the same process, and applying substantially the same criteria, as for candidates submitted by Board members.

All Director nominees recommended for election by the Shareholders at the 2008 Annual Meeting are current members of the Board. One current Director, David S. Weiss, is not standing for re-election. The Nominating Committee did not receive any nominations from Shareholders for the 2008 Annual Meeting.

Director Independence: The Board has determined that all Director nominees for election at the 2008 Annual Meeting, other than the Chairman, President and Chief Executive Officer, are independent based upon NYSE standards. This means that such nominees have no material relationship with the

Company either directly or indirectly or as a partner, shareholder or affiliate of an organization that has a relationship with the Company. The Board has made this determination based on the fact that no nominee for Director, other than Mr. Griffiths: (i) is an officer or employee of the Company or its subsidiaries or affiliates; (ii) has an immediate family member who is an officer of the Company or its subsidiaries or has any current or past material relationship with the Company; (iii) has worked for, consulted with, been retained by, or received anything of substantial value from the Company aside from his or her compensation as a Director; (iv) is, or was within the past three years, employed by the independent auditors for the Company; (v) is an executive officer of any entity which the Company's annual sales to, or purchases from, exceeded one percent of either entity's annual revenues for the last fiscal year; or (vi) serves as a director, trustee, executive officer or similar position of a charitable or non-profit organization to which the Company or its subsidiaries made charitable contributions or payments in the last fiscal year in excess of two percent of the organization's charitable receipts. In addition, no executive officer of the Company serves on the compensation committee of any corporation that employs a Director or a member of the immediate family of any Director.

In determining Director independence, the Board considered the following two relationships and concluded that such relationships did not affect the independence of the respective Director: (1) Mr. Belsky is the Executive Director of the Joint Center for Housing Studies at Harvard University, and the Company made a charitable contribution to the Joint Center during 2007 of $20,000; and (2) Mr. Belsky provides occasional housing market or general industry presentations to housing industry trade organizations, home building companies, building materials manufacturers, and housing finance companies.

Lead Independent Director:

Selwyn Isakow serves as the Company's Lead Independent Director. The principal role of the Lead Independent Director is to promote open and effective communications among the non-management members of the Board of Directors and between those non-management Directors and the management of the Company, including in particular the Chairman of the Board, President and Chief Executive Officer.

Communications with Directors:

The Board has established a process for Shareholders and other interested persons to communicate with members of the Board. The Lead Independent Director, with the assistance of the Company's Secretary, will be primarily responsible for monitoring communications from Shareholders and other interested persons and providing copies or summaries of such communications to the other Directors, as he or she considers appropriate. Communications will be forwarded to all Directors if they relate to appropriate matters and may include suggestions or comments from the Lead Independent Director. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to personal grievances and matters as to which the Company tends to receive repetitive or duplicative communications. Shareholders and interested persons who wish to send communications to the Board may do so by writing to:

Selwyn Isakow
Lead Independent Director
c/o the Secretary
Champion Enterprises, Inc.
755 West Big Beaver Road
Suite 1000
Troy, Michigan 48084

Number of Meetings in 2007: The Board met 7 times during the fiscal year ended December 29, 2007 ("fiscal 2007"). During fiscal 2007, all Directors attended at least 75% of the aggregate of the total number of Board meetings and Board committee meetings.

Annual Meeting Attendance Policy: The Board's policy is that all Directors should attend the Annual Meeting of Shareholders if reasonably possible. All members of the Board attended the 2007 Annual Meeting of Shareholders.

Director Evaluation: The Board conducts annual performance evaluations of the Board as a whole, the performance of each of the Board members individually, and the performance of each of the Board's Committees.

Executive Session Presiding Director: The Lead Independent Director presides over the executive sessions of the Board.

**Audit and Financial Resources Committee:**

The Audit and Financial Resources Committee met 9 times during fiscal 2007.

Members:
- Thomas A. Madden, Chair
- Selwyn Isakow
- Brian D. Jellison
- G. Michael Lynch

The Board has determined that each member of the Audit Committee is independent, is an "audit committee financial expert," and is qualified to serve on the Audit Committee under NYSE rules.

Responsibilities:

The powers and responsibilities of the Audit Committee are set forth in its charter, including:

- Assist the Board in fulfilling its financial oversight responsibilities.
- Review the financial information provided to Shareholders and the Securities and Exchange Commission ("SEC").
- Review the corporate accounting and financial reporting practices.
- Appoint the Company's independent registered public accounting firm.
- Approve the scope of the audit and related audit fees.
- Monitor systems of internal financial controls.

While the Audit Committee has the responsibilities and powers set forth in its charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles. This is the responsibility of management and the independent registered public accounting firm. It is also not the duty of the Audit Committee to assure compliance with laws and regulations and with the Company's Code of Ethics.

Audit Committee Report:

The Audit Committee has reviewed and discussed the Company's audited consolidated financial statements for the fiscal year ended December 29, 2007 with management and our independent registered public accounting firm, Ernst & Young LLP. Based on its review and discussions with management and with Ernst & Young LLP, the Audit Committee has recommended to the Board that these financial statements be included in the Annual Report on Form 10-K as filed with the SEC for the fiscal year ended December 29, 2007.

The Audit Committee has also discussed with Ernst & Young LLP the matters required to be discussed by the Auditing Standards Board Statement on Auditing Standards ("SAS") No. 61, as amended by SAS 89 and SAS 90. As required by Independence Standards Board Standard No. 1, as amended, "Independence Discussions with Audit Committees," the Audit Committee has received and reviewed the required written disclosures and a confirming letter from Ernst & Young LLP regarding their independence, and has discussed the matter with them.

The Audit Committee has considered the provision of all non-audit services performed by Ernst & Young LLP with respect to maintaining independence.

Thomas A. Madden, Chair
Selwyn Isakow
Brian D. Jellison
G. Michael Lynch

March 13, 2008

**Compensation and Human Resources Committee:**

The Compensation and Human Resources Committee met 9 times during fiscal 2007.

Members:

- Eric S. Belsky, Chair
- Robert W. Anestis
- Shirley D. Peterson
- David S. Weiss

Responsibilities:

The powers and responsibilities of the Compensation Committee are set forth in its charter, including:

- Consider and recommend to the independent members of the Board the Executive Officer compensation programs for the Company, including program design, performance assessment, and equity usage.
- Consider and recommend to the independent members of the Board individual compensation recommendations for each of the Executive Officers of the Company.
- Consider and recommend to the Board compensation of Directors.
- Develop and monitor executive compensation policies.
- Oversee administration of stock-based compensation plans and programs.

Practices and Procedures:

The Compensation Committee reviews and assesses the entire compensation package for the Executive Officers each year, generally in connection with the Board's regularly scheduled meetings in October and December. The Compensation Committee usually asks its Compensation Consultants to report on Executive Officer compensation. The report generally addresses trends in compensation, peer group comparisons for Executive Officer compensation, compensation recommendations for the next fiscal year, and any other issues the Compensation Committee specifically asks the Compensation Consultants to address. The Compensation Committee may also ask officers or employees of the Company to prepare other materials or documents for use by the Compensation Committee at its meetings. The Compensation Committee meets, reviews, and assesses materials presented to it, and makes recommendations to the Board concerning the compensation of Executive Officers and Non-employee Directors for the coming year.

Compensation Consultants:

After interviewing several consulting firms, in early 2007 the Compensation Committee retained the services of RAF Advisors LLC, who in collaboration with Shareholder Value Advisors, Inc. (together, "the Compensation Consultants") advised the Compensation Committee from June through the remainder of the year. RAF Advisors, LLC changed its name to Farient Advisors LLC in early 2008. During the early part of 2007, the Compensation Committee also used Frederick W. Cook & Co. as a compensation consultant. The Compensation Consultants regularly prepare reports for the Compensation Committee and meet with the Compensation Committee, including executive sessions without management present. The Compensation Consultants also make compensation recommendations based on their expertise in compensation arrangements for senior executive officers of similar companies and their experience with Champion. The Compensation

Consultants are independent, retained directly by the Committee, and do not advise any of the Executive Officers on their individual compensation matters. The Compensation Consultants perform services beyond the direct purview of the Committee only in limited and infrequent circumstances and only with the complete knowledge and consent of the Committee.

Role of the Executive Officers:

No Executive Officers or other employees of the Company are members of the Compensation Committee or otherwise participate in the final decision making process of the Compensation Committee. Certain Executive Officers provide assistance to the Compensation Committee by preparing and assembling materials or other documents requested by the Compensation Committee and distributing those materials to the Board in advance of most meetings. The Chief Executive Officer of the Company participates in certain Compensation Committee meetings and provides input to pay strategy, program design and the pay levels of those reporting to him. The Company's Senior Vice President, Secretary and General Counsel acts as Secretary for the Compensation Committee and takes minutes of its meetings. Executive Officers and other Company employees are on occasion invited to attend or otherwise participate in meetings of the Compensation Committee, but the Compensation Committee regularly sets aside time as part of each Compensation Committee meeting for an executive session that excludes the participation of any member of management.

Annual Evaluation of CEO Performance:

Each year the Compensation Committee evaluates the performance of the Chairman, President and Chief Executive Officer, Mr. Griffiths, with respect to his performance goals. The performance goals generally include financial results, strategic planning, capital allocation, management supervision, succession planning, human resources, investor relations, leadership, information flow, and any other criteria chosen by the Compensation Committee. The Compensation Committee also provides comments to Mr. Griffiths on overall performance, challenges for the coming year, opportunities for improvement, and any additional thoughts or concerns. The Compensation Committee receives input from all the other independent members of the Board and other sources. Once the evaluation is complete, the Compensation Committee reviews it with the other independent members of the Board for final review and approval. At least one Non-Employee Board member then meets with Mr. Griffiths to discuss the results of the annual evaluation.

Compensation Committee Report:

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on the review and discussions, it has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K.

Eric S. Belsky, Chair
Robert W. Anestis
Shirley D. Peterson
David S. Weiss

March 13, 2008

**Nominating and Corporate Governance Committee:**

The Nominating and Corporate Governance Committee met 3 times during fiscal 2007.

Members:
- Shirley D. Peterson, Chair
- Robert W. Anestis
- Selwyn Isakow
- Eric S. Belsky

Responsibilities:

The powers and responsibilities of the Nominating Committee are set forth in its charter, including:

- Assist the Board in identifying and screening qualified candidates to serve as Directors.
- Recommend to the Board nominees to fill new positions or vacancies as they occur among the Directors.
- Recommend to the Board the candidates for election or reelection as Directors by the Shareholders at the Annual Meeting.
- Review corporate governance documents at least annually and recommend appropriate changes.
- Oversee the evaluation of the Board, including individual members, Committees and the Lead Independent Director.

For additional information on the role of the Nominating and Corporate Governance Committee in the selection of Directors, see the Nomination of Directors section on page 7.

Shirley D. Peterson, Chair
Robert W. Anestis
Selwyn Isakow
Eric S. Belsky

March 13, 2008

# Compensation of Directors

The following table provides information regarding compensation provided to the Non-employee Directors of the Company during fiscal 2007.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)(1) | Option Awards ($) | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Robert W. Anestis | $58,125 | $ 91,578 (2) | $ 0 (9) | $0 | $0 | $0 | $149,703 |
| Eric S. Belsky | $60,000 | $106,357 (3)(4) | $ 0 (10) | $0 | $0 | $0 | $166,357 |
| Selwyn Isakow | $91,500 | $ 85,890 (5) | $ 0 (11) | $0 | $0 | $0 | $177,390 |
| Brian D. Jellison | $57,750 | $ 82,098 (3)(5) | $ 0 (12) | $0 | $0 | $0 | $139,848 |
| G. Michael Lynch | $54,375 | $ 91,577 (2)(3) | $ 0 | $0 | $0 | $0 | $145,952 |
| Thomas A. Madden | $54,375 | $ 95,863 (6) | $ 0 | $0 | $0 | $0 | $150,238 |
| Shirley D. Peterson | $56,625 | $ 93,086 (7) | $ 0 | $0 | $0 | $0 | $149,711 |
| David S. Weiss | $46,500 | $ 88,667 (8) | $ 0 | $0 | $0 | $0 | $135,167 |

(1) Compensation amount and shares earned calculated in accordance with SFAS 123(R).

(2) Reflects restricted stock award grants as follows: (i) two-thirds of the May 2, 2007 award for 7,000 shares of the Company's Common Stock, valued at the award date NYSE closing price of $10.28 per share, partial compensation for membership on the Board for the following year; the remaining one-third of that award is scheduled to be earned during the first four months of 2008; and (ii) one-third of the May 3, 2006 award for 8,050 shares of the Company's Common Stock valued at the award date NYSE closing price of $16.25 per share. One-half of the May 2, 2007 stock award is still subject to forfeiture and is not scheduled to vest until May 2, 2008.

(3) The following Directors have previously elected to defer the following stock awards: Mr. Belsky 8,050; Mr. Jellison 19,750; and Mr. Lynch 16,100. These awards will be issued by the Company upon the Director's retirement, death or other termination of service from the Board.

(4) Reflects restricted stock award grants as follows: (i) two-thirds of the May 2, 2007 award for 8,050 shares of the Company's Common Stock, valued at the award date NYSE closing price of $10.28 per share, partial compensation for membership on the Board for the following year and for being a Committee chairperson; the remaining one-third of those shares are scheduled to be earned during the first four months of 2008; and (ii) one-third of the May 3, 2006 award for 8,050 shares of the Company's Common Stock valued at the award date NYSE closing price of $16.25 per share. One-half of the May 2, 2007 stock award is still subject to forfeiture and is not scheduled to vest until May 2, 2008.

(5) Reflects restricted stock award grants as follows: (i) two-thirds of the May 2, 2007 award for 7,000 shares of the Company's Common Stock, valued at the award date NYSE closing price of $10.28 per share, partial compensation for membership on the Board for the following year; the remaining one-third of that award is scheduled to be earned during the first four months of 2008; and (ii) one-third of the May 3, 2006 award for 7,000 shares of the Company's Common Stock valued at the award date NYSE closing price of $16.25 per share. One-half of the May 2, 2007 stock award is still subject to forfeiture and is not scheduled to vest until May 2, 2008.

(6) Reflects restricted stock award grants as follows: (i) two-thirds of the May 2, 2007 award for 8,050 shares of the Company's Common Stock, valued at the award date NYSE closing price of $10.28 per share, partial compensation for membership on the Board for the following year and for being a Committee chairperson; the remaining one-third of that award is scheduled to be earned during the first four months of 2008; (ii) one-third of the May 3, 2006 award for 7,000 shares of the Company's Common Stock, valued at the award date NYSE closing price of $16.25 per share; and (iii) one-sixth of the award granted upon the Director's election to the Board effective March 17, 2006 of 1,055 shares as partial compensation for membership on the

Board through May 3, 2006, valued at the March 17, 2006 award date NYSE closing price of $15.81 per share. One-half of the May 2, 2007 stock award is still subject to forfeiture and is not scheduled to vest until May 2, 2008.

(7) Reflects restricted stock award grants as follows: (i) two-thirds of the May 2, 2007 award for 8,050 shares of the Company's Common Stock, valued at the award date NYSE closing price of $10.28 per share, partial compensation for membership on the Board for the following year and for being a Committee chairperson; the remaining one-third of that award is scheduled to be earned during the first four months of 2008; and (ii) one-third of the May 3, 2006 award for 7,000 shares of the Company's Common Stock valued at the award date NYSE closing price of $16.25 per share. One-half of the May 2, 2007 stock award is still subject to forfeiture and is not scheduled to vest until May 2, 2008.

(8) Reflects restricted stock award grants as follows: (i) two-thirds of the May 2, 2007 award for 7,000 shares of the Company's Common Stock, valued at the award date NYSE closing price of $10.28 per share, partial compensation for membership on the Board for the following year; the remaining one-third of that award is scheduled to be earned during the first four months of 2008; (ii) one-third of the May 3, 2006 award for 7,000 shares of the Company's Common Stock, valued at the award date NYSE closing price of $16.25 per share; and (iii) one-sixth of the award granted upon the Director's election to the Board effective March 17, 2006 of 1,055 shares as partial compensation for membership on the Board through May 3, 2006, valued at the March 17, 2006 award date NYSE closing price of $15.81 per share. One-half of the May 2, 2007 stock award is still subject to forfeiture and is not scheduled to vest until May 2, 2008.

(9) Mr. Anestis has the following outstanding stock option awards with the Company as of December 29, 2007: (i) 44,800 stock options granted on May 1, 2001 with an exercise price of $9.10 per share and an expiration date of May 1, 2011; and (ii) 20,800 stock options granted on April 30, 2002 with an exercise price of $8.30 per share and an expiration date of April 30, 2012.

(10) Mr. Belsky has the following outstanding stock option awards with the Company as of December 29, 2007: (i) 4,996 stock options granted on January 25, 2002 with an exercise price of $12.25 per share and an expiration date of January 25, 2012; and (ii) 19,200 stock options granted on April 30, 2002 with an exercise price of $8.30 per share and an expiration date of April 30, 2012.

(11) Mr. Isakow has the following outstanding stock option awards with the Company as of December 29, 2007: (i) 20,800 stock options granted on May 2, 2000 with an exercise price of $6.13 per share and an expiration date of May 2, 2010; (ii) 43,200 stock options granted on May 1, 2001 with an exercise price of $9.10 per share and an expiration date of May 1, 2011; and (iii) 19,200 stock options granted on April 30, 2002 with an exercise price of $8.30 per share and an expiration date of April 30, 2012.

(12) Mr. Jellison has the following outstanding stock option awards with the Company as of December 29, 2007: (i) 24,000 stock options granted on April 27, 1999, with an exercise price of $25.24 per share and an expiration date of April 27, 2009; (ii) 19,200 stock options granted on May 2, 2000 with an exercise price of $6.13 per share and an expiration date of May 2, 2010; and (iii) 20,800 stock options granted on May 1, 2001 with an exercise price of $9.10 per share and an expiration date of May 1, 2011.

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General:

The role, responsibilities and liabilities of Non-employee Directors have increased significantly due to governance reforms and regulatory developments. The increased demand for independent directors, coupled with a decreasing supply of qualified directors due to increasing financial risk and overall responsibilities, has led to significant changes in director compensation. We believe Non-employee Directors should be compensated for the significant role they perform for the Company, while encouraging those Non-employee Directors to maintain an equity investment in the Company. We also believe that we should pay additional compensation to Non-employee Directors that assume higher levels of responsibility, including Committee members, Committee chairs, and any Lead Independent Director or Non-employee Chairman of the Board.

Non-employee Director compensation consists of a cash component and a stock component. Non-employee Directors receive the cash component of their compensation pursuant to the Cash Compensation Plan for Non-employee Directors (the "Cash Compensation Plan"). They receive the stock component pursuant to the 2005 Equity Compensation and Incentive Plan (the "2005 Equity Compensation Plan"), which the Shareholders approved in 2005. A Director who is also an employee of the Company receives no compensation for serving as a Director, other than compensation for services as an employee. All Directors are reimbursed for expenses to attend Board and Committee meetings.

Cash Component:

The cash component of Non-employee Director compensation is provided pursuant to the Cash Compensation Plan and consists of a base annual cash retainer of $30,000, plus an additional $4,500 for Committee Chairpersons, $60,000 for the Non-employee Chairman of the Board, if any, and $30,000 for the Lead Independent Director. In addition, Directors who serve on the Audit and Financial Services Committee receive an additional annual cash retainer of $15,000, and Directors who serve on the Compensation and Human Resources Committee or the Nominating and Corporate Governance Committee receive an additional annual cash retainer of $9,000. Directors also receive $1,500 for each Board meeting attended in person and $750 for each meeting attended by telephone. The cash component is paid quarterly in arrears. A Director appointed to fill a vacancy on the Board prior to an Annual Meeting receives a prorated cash retainer for the interim term.

Stock Component:

The stock component of Non-employee Director compensation is provided pursuant to the Company's 2005 Equity Compensation Plan. The stock component consists of a restricted stock award of 7,000 shares of Champion's Common Stock (subject to a maximum value of $120,000) plus an additional 1,050 shares for Committee Chairpersons (subject to a maximum value of $18,000), and 1,000 shares for the Non-employee Chairman of the Board, if any (subject to a maximum value of $18,000). The stock component is paid upon election or reelection at an Annual Meeting. A Director appointed to fill a vacancy on the Board or who becomes a Committee Chairperson, Non-employee Chairman or Lead Independent Director prior to an Annual Meeting receives a prorated restricted stock award for such interim term. Restrictions on the restricted stock award lapse based on the Director's length of service with the Company following the award. 50% vests after six months, the remaining 50% vests after one year. Subject to the restrictions, a Director may elect to defer receipt of a restricted stock award until retirement, death or other termination of service from the Board.

Since 2002, the Company has not issued stock options to any of its Non-employee Directors.

Stock Ownership Requirement:

Non-employee Directors are expected to own a minimum of 10,000 shares of Company Common Stock within three years after joining the Board. The Company's General Counsel monitors compliance with this requirement. Each of the Non-employee Directors is currently in full compliance with his or her stock ownership requirements.

# Compensation Discussion and Analysis

Summary:

This Compensation Discussion and Analysis ("CD&A") explains our strategy, design, and decision-making around our compensation programs and practices for our principal executive officer, our principal financial officer and our three other most highly compensated executive officers (together, the "Named Executive Officers"). It also explains how the compensation of Champion's top management is appropriately aligned with the interests of our shareholders, and is intended to place in perspective the compensation information contained in the tables that follow this discussion. Our CD&A is organized as follows:

- Compensation Program Overview and Philosophy. A description of our compensation philosophy, an overview of the key elements of Named Executive Officer compensation and their objectives, and an explanation of our approach to benchmarking compensation against market practices.
- Share Ownership Requirements. A description of the share ownership and retention guidelines applicable to our Named Executive Officers.
- Elements and Analysis of Compensation. A more detailed description of the different elements of compensation provided to our Named Executive Officers for 2007.
- Impact of Regulatory Requirements. A discussion of the impact of Section 162(m) of the Internal Revenue Code and various other regulatory requirements on our executive compensation decisions.

Information about the Compensation Committee and the processes it uses in determining the compensation of our named executive officers is provided in the Corporation Governance section of this Proxy Statement. As of February 27, 2008, one of the Named Executive Officers, Mr. Bobby J. Williams, was no longer with the Company.

Compensation Program Overview and Philosophy:

We believe that compensation for the Named Executive Officers should be tightly linked to the strategy and metrics used by the Company to measure creation of shareholder value, with the annual performance bonuses and long-term performance incentives tied to the Company's performance and the achievement of the Company's long-term objectives. In 2007, the management of the Company, in conjunction with the Board of Directors, undertook a project to refine the company's five-year strategic plan (the "Strategic Plan"). The Strategic Plan calls for significant growth and related diversification of the business over the next five years. The Strategic Plan is also designed to build significant value for the Company's shareholders. To dovetail with this strategic planning effort, the Compensation Committee developed a new plan design in 2007 intended to ensure that the executive compensation programs of the Company encourage the execution of the Strategic Plan and reward the Named Executive Officers for long-term enhancements in value to the shareholders.

Each component of the Company's compensation program for Named Executive Officers plays a distinct role in fulfilling the Company's executive compensation objectives and strategy:

- Base Salaries are established in accordance with the executive's position, performance, experience, skills and market practices.
- Annual Performance Bonuses provide the opportunity for compensation based on annual Company performance, and on a limited basis individual performance, taking into consideration the cyclical nature of the manufactured housing industry.
- Long-Term Incentives provide the opportunity for compensation based on the Company's performance over a multi-year period. In addition, Long-Term Incentives encourage company stock ownership, link executive rewards to shareholder value, and encourage retention.
- Perquisites and other forms of non-cash benefits should be minimized in an effort to avoid an entitlement mentality and reinforce a pay-for-performance philosophy.
- Severance and change in control provisions provide a level of protection which enhances executive productivity and encourages them to behave in the best interests of shareholders in times of uncertainty.
- Stock ownership requirements are intended to align the interests of the Named Executive Officers with those of the Company's shareholders.

General Compensation Philosophy:

The Company's executive compensation programs are designed to create value for its shareholders. In 2007, Champion's Compensation Committee conducted an extensive review of the Company's executive compensation strategy and programs to ensure strong alignment between executive compensation and business strategy. As a result of this review, the Compensation Committee refined its compensation philosophy and approved certain changes to Champion's executive compensation strategy for 2008.

Champion's executive compensation strategy delivers clear messages about the business priorities of the Company and encourages executives to make value-enhancing decisions. Key elements of that strategy include:

- Position Executive Pay Commensurate with Performance. Pay at competitive median levels of compensation for median performance; pay well above competitive levels for outstanding achievement; and pay well below competitive levels for poor performance. In executing this approach, the executive compensation strategy takes into consideration performance over a multi-year time frame, which is consistent with the Company's business planning time horizon.
- Increasingly Emphasize Long-term Incentives in the Pay Mix. As Champion grows in size, scope, and value, recognize executive performance increasingly through the use of long-term incentive opportunities, as opposed to other forms of fixed or short-term pay.
- Benchmark Champion's Pay Levels to a Specific Group as well as to a Broader Group of Peer Companies. Compare Champion's executive compensation not only to a select group of companies similar to

Champion, but also to a broader group of companies in the capital goods, automotive, and consumer durables industries.

- Measure Performance in a Way that Strongly Links Executive Pay to the Sustained Creation of Shareholder Value. Focus executives on corporate financial and strategic performance that links to shareholder value. Reward only for absolute performance achievements for long-term incentives, but take into account both individual achievements and industry conditions when measuring performance for short-term incentives.
- Encourage Stock Ownership. Align executives with shareholders by encouraging them to hold outright a meaningful ownership stake in the Company.
- Retain High-Performing Executives. Encourage high-performing and valuable executives to stay with the Company over the long-term.

We do not allocate between cash versus non-cash compensation and short-term versus long-term compensation based on specific percentages. Instead, we believe that the compensation package for Named Executive Officers should be generally in line with the prevailing market, and that performance incentives should be more heavily weighted than base salaries and other fixed components of compensation.

Benchmarking:

As a result of the Committee's 2007 study of executive pay, Champion adopted a pay positioning strategy that pays commensurately with performance. In accordance with this strategy, we will:

- Pay at competitive median levels for competitive median performance;
- Pay at well above competitive levels for exceptional performance; and
- Pay at well below competitive levels for poor performance.

As the Company executes its Strategic Plan, we anticipate growth in Company revenue, profit, and value. Competitive pay levels for larger companies are higher than those for smaller companies. As a result, in accordance with our executive pay strategy, we will recognize increases in Champion's size and value with increases in pay, delivered primarily through long-term incentives.

Further, we will consider pay and performance over a multi-year time horizon that is consistent with the Company's business planning time horizon. As a result, long-term incentive grant values in any particular year may be above competitive norms when longer-term performance and stock price growth also are above competitive levels, and may be below competitive norms when longer-term performance and stock price growth also are below competitive levels.

To execute the pay positioning strategy described above, market pay levels have been and will continue to be used as reference points for establishing Champion's pay and for determining appropriate pay for performance relationships. Obtaining relevant and comparable market information is challenging for the Company. Given the nature of the manufactured housing industry, our direct competitors are generally not comparable to the Company due to size or other differences. Some are privately held and do not disclose pay levels, and others have senior executives with substantial equity holdings in the company. Our largest competitor is a subsidiary of a large diverse business entity, so the compensation levels of the executive officers of that competitor are not available. Pursuant to the executive compensation review conducted in 2007, the Compensation Committee adopted a pay peer benchmarking philosophy that draws on two different peer groups: (1) a specific group of 15 companies that are similar to Champion in terms of size, volatility, emphasis on long-term performance, and industry, and (2) a broader group of companies in the capital goods, automotive and consumer durables industries. The more specific group of 15 peers provides direct reference points for pay levels and practices, and the broader group of peers augments our statistical confidence in the analysis and further informs our findings from the specific peer group.

The specific group of 15 peer companies ("Peer Companies") was screened based on a number of criteria, including revenue size between $500 million and $5 billion, GICS industry classifications of 2010 (capital goods), 2510 (autos and components), or 2520 (consumer durables), non-government, industrial business focus, stock price volatility, and long-term incentive mix. This Peer Group was recommended by the Compensation Committee's executive Compensation Consultants, and approved by the Compensation Committee. The Peer Group currently consists of the following companies (ticker symbols in parenthesis): Actuant (ATU), BE Aerospace (BEAV), Fleetwood (FLE), Foster-Wheeler (FWLT), Graftech (GTI), Joy Global (JOYG), McDermott (MDR), NCI Building (NCS), Pall Corporation (PLL), Tenneco (TEN), Trinity Industries (TRN), SPX (SPW), URS (URS), Wabash (WNC) and Winnebago (WGO). The Compensation Committee intends to review and refresh the list of Peer Companies from time to time as needed.

Information collected from the Peer Companies and periodically reviewed by the Committee includes total compensation levels (including base salary, annual bonus, long-term incentives, and other compensation), stock incentive practices (including dilution and share usage), and other related items for executive officer positions. Information from the broader peer group discussed above and from compensation surveys also is gathered periodically to assess and validate market pay levels. We believe that our retirement and other benefits and perquisites are very lean relative to general industry practice, but we have not attempted to quantify the shortfall or convert it into other forms of direct compensation. The low level of retirement and other benefits is a consideration, however, in determining other incentive compensation opportunities. In summary, we believe that information on how much other companies pay is only one of many factors to be considered in evaluating the supply and demand for executives, with compensation decisions ultimately reflecting an evaluation of each individual's contribution and value to the Company.

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Share Ownership Requirements:

We believe that ownership of Company Common Stock by the Named Executive Officers is very important and shows a strong commitment to the Company. Named Executive Officers are required to own a certain minimum level of Company Common Stock depending on the position held. Any Named Executive Officer receiving stock compensation pursuant to a performance share award or restricted stock award is required to retain and not sell at least 50% of the after tax shares received until their minimum Company Common Stock ownership levels are achieved. The current minimum Company Common Stock ownership levels for the Named Executive Officers are:

- William C. Griffiths — 250,000 shares
  Chairman, President
  and Chief Executive Officer
- Phyllis A. Knight — 75,000 shares
  Executive Vice President, Treasurer
  and Chief Financial Officer
- Bobby J. Williams — 75,000 shares
  Vice President Operations
- Jeffrey L. Nugent — 25,000 shares
  Vice President Human Resources
- Richard P. Hevelhorst — 25,000 shares
  Vice President and Controller

The Company's General Counsel monitors Named Executive Officer share ownership and reports to the Compensation Committee annually on stock ownership levels and stock ownership requirement compliance. The current Company Common Stock ownership level for each of the Named Executive Officers is set forth in the Management Share Ownership table on page 51. When calculating ownership levels for the stock ownership requirements, we include any shares directly owned but we do not include unexercised stock options, unvested restricted stock awards, or unvested performance share awards. As of March 13, 2008, each of the Named Executive Officers is currently in full compliance with the Company's stock ownership policy.

Trading Restrictions: It is a policy of the Company that Named Executive Officers may not purchase or sell options, puts, calls, or other derivative securities in the Company's Common Stock. In addition, Named Executive Officers may not purchase any of the Company's publicly traded debt securities.

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Elements and Analysis of Compensation: The compensation program for the Company's Named Executive Officers is composed of the elements set forth below.

During 2007, the Compensation Committee expended considerable effort to ensure that the executive compensation programs of the Company would encourage the execution of the Strategic Plan and would reward the Named Executive Officers commensurately with the long-term enhancements in value to the business. This work led to numerous changes to the Company's compensation program for the Company's Named Executive Officers for 2008, which are described below for each element of compensation that changed. The Short Term Incentive Plan (STIP), Performance Share Plan (PSP), and Transformation Growth Plan (TGP) for 2008, which are each more particularly described below, are separate components of the Company's compensation strategy for Named Executive Officers and are each governed by and administered under the Company's 2005 Equity Compensation and Incentive Plan.

Base Salary:

The Compensation Committee reviews the base salaries of the executive officers each year, as well as at the time of a promotion or any other change in responsibilities. Base salaries are established in accordance with each executive's position, performance, experience, skills and market practices. Base salary increases are usually established around the end of each calendar year and take effect on January 1, although the Compensation Committee reserves the right to change this schedule in the future.

In early 2007, the Compensation Committee recommended and the Board subsequently approved base salary increases for the Named Executive Officers effective as of January 1, 2007. The base salary increase for Mr. Griffiths, the Chairman, President and Chief Executive Officer, was based on his 2007 performance evaluation (which evaluated his performance in 2006), an analysis of competitive pay levels, and his continuing development as Chairman, President and Chief Executive Officer of the Company. The base salary increases for the other Named Executive Officers were based upon their individual performance and an analysis of competitive pay levels for each position. The increases are shown in the table below:

| Name | 2006 Base Salary | 2007 Base Salary | % Increase |
|---|---|---|---|
| William C. Griffiths | $675,000 | $765,000 | 13.3% |
| Phyllis A. Knight | $364,000 | $379,000 | 4.1% |
| Bobby J. Williams | $273,000 | $284,000 | 4.0% |
| Jeffrey L. Nugent | $208,000 | $216,000 | 3.8% |
| Richard P. Hevelhorst | $203,000 | $211,000 | 3.9% |

Annual Performance Bonuses:

We believe a significant portion of the Named Executive Officer cash compensation each year should be based on performance against set performance targets. Annual performance bonuses are provided to the Named Executive Officers as cash bonuses based on the achievement of certain performance targets. Annual performance bonuses are designed to focus participants on and reward for the achievement of specific annual financial objectives of the Company. Each participant is assigned a target and maximum bonus opportunity as a percentage of base salary.

Annual performance bonuses are based on the achievement of performance targets that are reviewed and agreed to by the Compensation Committee. Each year, the Compensation Committee reviews the performance targets and the criteria used to measure those targets. The performance targets and criteria used to measure those targets are established by the Compensation Committee near the start of each fiscal year. Performance bonuses are payable in the first quarter of the following year, after final determination by the Compensation Committee as to what extent, if any, the performance targets have been met.

2007 Annual Performance Bonuses. The performance targets for 2007 were based entirely on the financial performance of the Company, and not based on individual performance. For the 2007 annual performance bonuses, the criterion used to measure performance was cash earnings. Cash earnings equals GAAP net income, adjusted for certain non-cash items, certain types of capital expenditures, and other non-recurring items. This cash earnings formula was developed by the Company and a third party financial advisor as part of a proprietary analysis of the factors that the Company believes drive changes in its stock price and overall shareholder value. The 2008 annual performance bonuses, described in greater detail below, build on and refine the performance targets in a way that we believe even more closely aligns with Company value. Due to the proprietary nature of the cash earnings and value formulas, and a concern that disclosure of such would be competitively harmful to the Company, the specific calculation is not publicly disclosed.

The cash earnings targets for the Named Executive Officers' 2007 performance bonuses were recommended by the Compensation Committee and approved by the Board, and were based on corporate financial goals for the 2007 fiscal year. The Compensation Committee set a threshold cash earnings level below which no performance bonus would be earned, a target cash earnings level for which target performance bonuses would be earned, and a maximum cash earnings level at which maximum performance bonuses would be earned. The 2007 performance bonus was to be pro-rated for cash earnings falling between the threshold and maximum amounts. When setting the cash earnings targets, based on expected conditions in the manufactured and broader housing markets in 2007, the Compensation Committee felt that: (i) the threshold cash earnings target would be achievable even with below budgeted performance, (ii) the target cash earnings level could be more difficult for the Company to achieve, requiring at least budgeted performance; and (iii) the maximum cash earnings level would be very difficult to achieve, and would require exceptional performance by the Company.

The Committee recommended and the Board approved payment to the Named Executive Officers of an annual performance bonus for 2007 equal to 33.6% of the target annual performance bonus in 2007, based on the Company's actual cash earnings for 2007. The target-setting process and ultimate cash earnings results for 2007 illustrate the challenges the Company has faced in the past trying to tie compensation to performance due to the cyclicality and unpredictability of the factory built housing industry. The financial goals for 2007 were established based on expected conditions in the manufactured and broader housing markets in early 2007. Because conditions in these markets deteriorated substantially as 2007 progressed, the corporate financial goals became much more difficult to achieve than anticipated. The Committee and the Board felt that an additional discretionary bonus was required to accurately reflect the powerful negative effect of industry conditions on financial results and the strong performance by the Named Executive Officers executing the Company's Strategic Plan. The Committee recommended and the Board approved a discretionary performance bonus for each of the Named Executive Officers equal to 20.0% of the target annual performance bonus for 2007.

Actual and potential performance bonuses for 2007 are set forth in the table below. Potential 2007 performance bonuses are expressed as a percentage of base salary.

| Name | Actual 2007 Performance Bonus | Potential 2007 Performance Bonus (as a percentage of base salary) | | |
|---|---|---|---|---|
| | | Threshold | Target | Maximum |
| William C. Griffiths | $410,040 | 0% | 100% | 200% |
| Phyllis A. Knight | $162,515 | 0% | 80% | 160% |
| Bobby J. Williams | $121,779 | 0% | 80% | 160% |
| Jeffrey L. Nugent | $ 57,888 | 0% | 50% | 100% |
| Richard P. Hevelhorst | $ 56,548 | 0% | 50% | 100% |

Changes for the 2008 Annual Performance Bonuses. Pursuant to Committee's 2007 executive compensation review, the Committee modified certain elements of the Named Executive Officer's annual performance bonuses for 2008 and changed the name of the program to the Short Term Incentive Plan ("STIP"). These changes were made to better align the annual performance bonuses with Champion's five-year Strategic Plan, and to recognize the powerful effects that industry conditions have on Company performance. The 2008 annual performance bonuses for the Named Executive Officers are structured similarly to the 2007 bonuses, with two main changes: (i) the criterion for the performance targets was changed from "cash earnings" to "total business value", and (ii) the award may be adjusted upwards or downwards using a discretionary adjustment mechanism based on factory-built housing shipments, to account for changing conditions in the factory-built housing industry and other factors the Committee deems relevant.

For the 2008 annual performance bonuses, the criterion used to measure the performance targets will be percentage change in total business value. Total business value is calculated using a proprietary model developed by the Company and a third party financial advisor that values the financial performance of the Company as a function of its cash earnings, cash return on investment, and net distributions to the Company's shareholders. Although cash earnings is one of the factors used to calculate total business value, the Company believes total business value more strongly correlates over the long-term with changes in the Company's stock price and overall shareholder value. In addition, the Company also uses this total business value model to analyze and value decisions around acquisitions, divestitures, and capital investments.

The improvements in total business value needed to generate threshold, target and maximum awards is a function of competitive performance benchmarks of the broad peer group from the capital goods, automotive components, and consumer durables industry sectors described in the "Benchmarking" section above. The performance goal is calibrated so that median (fiftieth percentile) improvement in total business value will generate target annual performance bonuses; exceptional improvement in total business value (five times median improvement, or eighty-fifth percentile performance) will generate maximum annual performance bonuses of three times the target bonuses; and unchanged total business value (thirty-fifth percentile performance) will generate threshold bonuses of 50% of target bonuses. The annual performance bonus shall be pro-rated if actual performance falls between the target and the threshold or maximum amounts. A decrease in total business value will generate no annual performance bonuses. This total business value model was developed by the Company as part of a proprietary analysis of the factors that the Company believes drive long-term and sustainable changes in its stock price and overall shareholder value.

The Committee may in its discretion increase or decrease the STIP awards by up to 50% of the target bonus for significant increases or decreases in U.S. factory-built housing shipments, or for other exceptional performance considerations such as acquisitions, divestitures, or for outstanding individual contributions. The Committee has established certain guidelines for adjustments based on increases or decreases in U.S. factory-built housing shipments. In addition, the Committee may adjust actual awards downward based on Company performance and/or individual performance considerations.

Potential performance bonuses for 2008 are set forth in the table below, and are expressed as a percentage of base salary.

| Name | Below Threshold | Potential 2008 Performance Bonus (as a percentage of base salary) | | |
|---|---|---|---|---|
| | | Threshold | Target | Maximum |
| William C. Griffiths | $0 | 50% | 100% | 300% |
| Phyllis A. Knight | $0 | 40% | 80% | 240% |
| Bobby J. Williams | $0 | 40% | 80% | 240% |
| Jeffrey L. Nugent | $0 | 25% | 50% | 150% |
| Richard P. Hevelhorst | $0 | 25% | 50% | 150% |

Long-Term Incentive Compensation:

We believe that equity-based compensation gives the Named Executive Officers a continuing stake in the long-term success of the Company and aligns their interests with the interests of the Company's shareholders. Long-term incentive compensation further focuses the Named Executive Officers on certain long-term objectives of the Company believed to be closely linked to shareholder value, and rewards them for the achievement of those long-term objectives.

Prior to 2003, stock options were the primary long-term incentives for the Named Executive Officers. In 2003, stock options were largely replaced by performance share awards and restricted stock awards due to dilution considerations, general trends in long-term incentive programs, the Company's refocused business strategy, a desire to more closely tie long-term compensation to performance, and the pending accounting charges for stock options. The amount and mix of long-term performance incentives given to each Named Executive Officer are based on level of job responsibility, individual performance, experience, and skill level. Long-term performance incentives are also based on a review of prior grants, market data for comparable executive officers in the Peer Group and recommendations from the Compensation Consultants.

Performance Share Awards:

Performance share awards are designed to provide strong incentives to achieve superior Company performance, while encouraging value-creating decisions that benefit the shareholders. They are also designed to help retain talented executives and encourage stock ownership by management. Performance share awards are usually granted to the Named Executive Officers around the beginning of each calendar year. The Compensation Committee recommends and the Board approves the performance goals and the number of shares granted to each Named Executive Officer. The number of shares granted to each Named Executive Officers is based on their expected impact on the long-term performance of the business, a review of prior grants, and market data for executives in similar positions.

All current outstanding performance share awards are earned by the Named Executive Officers based on two factors: (i) the Company's achievement of certain performance goals over a three year performance period, and (ii) each Named Executive Officer's continued employment with the Company until earnings are finalized for the third year of the performance period. If a Named Executive Officer is no longer employed with the Company when earnings are finalized for the third year of the performance period, all the performance shares for that award are forfeited, including any earned but unvested shares. The annual granting of performance share awards and the overlapping three-year vesting of those awards are designed to promote the retention of the Named Executive Officers.

A description of all outstanding performance share awards for the Named Executive Officers as of the end of the 2007 fiscal year is contained in the Outstanding Equity Awards at Fiscal Year End Table on page 41. The performance share awards granted during the 2007 fiscal year are summarized in the Grants of Plan-Based Awards Table on page 40. There are currently four different sets of performance share awards outstanding for the Named Executive Officers, including those granted in early 2008:

- The performance share awards granted November 22, 2004 based on the Company's performance in fiscal years 2005-2007. These shares are fully earned and vested, and were recently distributed to the Named Executive Officers.
- The performance share awards granted January 6, 2006 based on the Company's performance in fiscal years 2006-2008. These shares are 27.5% earned based on the Company's performance in 2006 and 2007.
- The performance share awards granted on February 13, 2007 based on the Company's performance in fiscal years 2007-2009. These shares are 20.2% earned based on the Company's performance in 2007.
- The performance share awards granted on February 18, 2008 based on the Company's performance in fiscal years 2008-2010.

The Compensation Committee reserves the right to revisit all aspects of any future performance share awards and performance goals.

2007 Performance Share Grant. The performance goal for the performance share awards granted to the Named Executive Officers in 2007 was based on the Company's cash earnings. See discussion of cash earnings above in the "2007 Annual Performance Bonuses" portion of the "Performance Bonus" section. A portion of each award may become earned but not vested each year based on performance to date, but the Named Executive Officers must remain employed with the Company until earnings are finalized for the third year of the performance period for the shares to become vested. The number of shares earned each year is based on the cash earnings for that year as a percentage of the total aggregate cash earnings goal for the entire three-year period. For the performance share awards granted on January 6, 2006 and February 13, 2007, one hundred percent attainment of the performance goal will be very difficult to achieve based on the Company's 2006 and 2007 cash earnings and current industry conditions. We expect, however, that a pro-rated portion of those awards are reasonably likely to be earned, depending on 2008 and 2009 results. These performance share awards are designed to qualify for the "performance-based compensation" exception of Section 162(m) of the Internal Revenue Code and therefore be deductible by the Company.

2008 Performance Share Grant. Pursuant to the Committee's 2007 executive compensation review, the Committee changed the criterion for the performance share awards granted in 2008 and changed the name of the program to the Performance Share Plan ("PSP"). These changes were made to better align the performance share awards with Champion's five-year Strategic Plan. The criterion for the performance goal was changed from "cash earnings" to "total business value". See discussion of total business value above in the "Changes in 2008 Annual Performance Bonuses" portion of the "Performance Bonus" section. The number of shares earned is based on the percentage increase in the total business value over the three-year performance period from 2008 to 2010. Unlike previous performance share awards, shares are not earned or vested each year. Awards are earned based on the increase in total business value over the entire three-year performance period, and the Named Executive Officers must remain employed with the Company until earnings are finalized for the third year of the performance period for the shares to become vested. On February 18, the Compensation Committee recommended and the Board approved the following performance share awards for to the Company's Named Executive Officers:

| Name | 2008 Performance Share Awards Granted (Target) |
|---|---|
| William C. Griffiths | 150,000 |
| Phyllis A. Knight | 50,000 |
| Bobby J. Williams | 30,000 |
| Jeffrey L. Nugent | 17,500 |
| Richard P. Hevelhorst | 15,000 |

The improvements in total business value needed to generate target awards is a function of competitive performance benchmarks of the broad peer group from the capital goods, automotive components, and consumer durables industry sectors described in the "Benchmarking" section above. The performance goal is calibrated so that median or above improvement in total business value will generate the full target performance share award; and threshold or unchanged total business value (thirty-third percentile performance) will generate half of the target performance share award. The number of shares earned shall be pro-rated if performance falls between the threshold and target performance. A decrease in total business value over the performance period will result in no performance shares earned. These performance share awards are designed to qualify for the "performance-based compensation" exception of Section 162(m) of the Internal Revenue Code and therefore be deductible by the Company.

Unlike the 2008 STIP, the Committee does not have the discretion to increase or decrease awards under the PSP for significant increases or decreases in U.S. factory-built housing shipments or for other exceptional performance considerations. The Committee believes the Named Executive Officers have a better opportunity to make adjustments for these factors over the longer three year performance period.

2008 Transformation Growth Plan. Pursuant to the 2007 executive compensation review, the Compensation Committee established a new Transformation Growth Plan ("TGP") in early 2008 for the Named Executive Officers and certain other officers of the Company deemed to have significant influence over the long-term achievement of the Company's strategic objectives. The TGP provides the Named Executive Officers with performance share awards that measure corporate performance over a five-year performance period, the same time period as the Company's Strategic Plan. The TGP only rewards the Named Executive Officers if the Company realizes significant growth objectives over the five-year performance period while generating above average increases in total business value during that time period. Specifically, the objectives of the TGP are:

- Focus management on the transformative nature of the Strategic Plan
- Measure the ability of management to significantly grow and transform the Company in terms of revenue, profit and value
- Encourage long-term sustainable growth in value for shareholders
- Pay only for above market performance
- Encourage ownership of the Company's stock
- Promote retention of those individuals who are critical to the success of the business

The TGP measures Company performance over the five-year performance period from January 1, 2008 through December 31, 2012. At the beginning of the performance period, participants are granted performance share awards that are not issued unless and until the shares are earned and vested.

Shares under the TGP are earned by the Named Executive Officers upon the achievement of three distinct performance goals: (i) the Company's achievement of a total business value threshold indicating a median or above improvement in total business value over the performance period, (ii) the Company's achievement of revenue objectives set in accordance with the Company's Strategic Plan, and (iii) each Named Executive Officer's continued employment with the Company until the earned shares are vested. The specific total business value and revenue goals for the TGP are not publicly disclosed due to the risk of competitive harm. The minimum revenue objective for the TGP is believed to be significantly above competitive revenue growth levels, and the Committee believes it will require exceptional performance by the Named Executive Officers for the Company to achieve that objective. As with the 2008 performance share awards, the Committee does not have the discretion to increase or decrease the TGP awards for significant increases or decreases in U.S. factory-built housing shipments or for other exceptional performance considerations because the Committee believes the Named Executive Officers have a better opportunity to make adjustments for these factors over the longer five year performance period.

Once the total business value threshold is met, Named Executive Officers can earn between half and the full number of restricted shares under the TGP based upon the degree to which the revenue objectives are attained. The number of shares earned is pro-rated between the threshold revenue amount, where half the shares are earned, and the maximum revenue objective where all the shares are earned. No shares are earned if the total business value threshold is not met or if the threshold revenue objective is not met. Shares can be earned early if the total business value threshold and the threshold revenue objective are achieved during the third or fourth year of the performance period. Earned TGP shares vest one-third on the date that earnings are finalized for the year the shares were earned (the "Initial Payment Date"), another third vest on the first anniversary of the Initial Payment Date, and the final third vest on the second anniversary of the Initial Payment Date. All such vesting is contingent upon the Named Executive Officer's continued employment with the Company, unless the Named Executive Officer leaves the Company due to death, disability, or retirement.

On February 18, 2008 the Compensation Committee recommended and the Board approved the following TGP restricted stock grants to the Company's Named Executive Officers:

| Name | Number of Transformation Growth Plan (TGP) Shares Granted |
|---|---|
| William C. Griffiths | 300,000 |
| Phyllis A. Knight | 125,000 |
| Bobby J. Williams | 60,000 |
| Jeffrey L. Nugent | 35,000 |
| Richard P. Hevelhorst | 30,000 |

These grants are within the guidelines recommended by the Committee's Compensation Consultants, and are intended to be the only grants made to the Named Executive Officers under the TGP during the five year performance period (2008 through 2012). However, the Committee reserves the right to make additional grants under the TGP as it deems appropriate.

Restricted Stock Awards: Inducement Grant to CEO. On August 1, 2004, as part of the inducement for Mr. Griffiths to join the Company, the Company granted

Mr. Griffiths a restricted stock award for 61,665 shares of Company Common Stock (valued at $600,000 on the award date). This restricted stock award fully vested on August 1, 2007 and was paid to Mr. Griffiths.

November 2004 Grants to Certain Other Named Executive Officers. On November 22, 2004, the Company granted a special one time restricted stock award to Ms. Knight, Mr. Williams and Mr. Nugent. See summary table below:

| Name | Grant Date | # of Shares | Vesting Period | Shares Vested |
|---|---|---|---|---|
| Phyllis A. Knight | 11/22/2004 | 45,000 | 5 years | 27,000 |
| Bobby J. Williams | 11/22/2004 | 45,000 | 5 years | 27,000 |
| Jeffrey L. Nugent | 11/22/2004 | 25,000 | 5 years | 15,000 |

These restricted stock awards were designed to: (i) provide a "risk premium" to offset the heavier than typical performance weighting in their long-term incentive compensation, the high debt load of the Company and volatility of the manufactured housing industry; (ii) provide a complete compensation tie between compensation and Company stock performance; (iii) increase stock holdings for a relatively new management team; (iv) provide an alternative to gross up provisions in their change in control agreements; and (v) provide management continuity in connection with the appointment of a new President and Chief Executive Officer. As long as each Named Executive Officer remains employed with the Company, twenty percent of their restricted stock award vests on each of the first five anniversaries of the grant date. To date, sixty percent of each award has vested and been paid.

Special Restricted Stock Grant to CEO. On February 18, 2008, the Committee granted Mr. Griffiths a special restricted stock award of 15,000 shares of Company Common Stock (valued at $8.37 on the award date). This award was granted in recognition of Mr. Griffith's outstanding leadership and strategic performance in 2007, including the identification and execution of key strategic acquisitions and the development of a compelling strategic plan for the Company. As long as Mr. Griffiths remains employed with the Company, this award will fully vest on February 18, 2009.

Stock Options:

Since 2003, the Company has used performance shares instead of stock options as the primary long-term incentive for the Named Executive Officers. This change was made in part because the expense associated with stock option awards under SFAS 123(R) could be higher than the gain realized by the Named Executive Officers given the volatility of the Company's stock price and the precise timing of the grant and exercise of stock options.

On August 1, 2004, the Company granted Mr. Griffiths, the Chairman, President and Chief Executive Officer, inducement options to purchase 100,000 shares of Company Common Stock at an exercise price of $9.73 per share (the fair market value of the Common Stock on the grant date, his first day of employment with the Company). These options are fully exercisable, and will remain exercisable until August 1, 2009. A description of all stock options held by the Named Executive Officers as of the end of the 2007 fiscal year is contained in the Outstanding Equity Awards at Fiscal Year End Table on page 41.

| | |
|---|---|
| Pension and Other Executive Retirements Plans: | The Company does not have a defined benefit pension plan or any other similar retirement plan for its employees. The only retirement plans for the Named Executive Officers are the Company's:<br>• 401k Savings Plan, and<br>• Non-Qualified Deferred Compensation Plan.<br>The only retirement related benefit for Named Executive Officers consists of Company matching contributions to the 401k Savings Plan. The Company matches fifty cents for each dollar contributed up to six percent of their base salary and performance bonus or a maximum match of $7,500 per year in 2007, the same match given to all the other Company employees. For the past five years, the Named Executive Officers have not been able to contribute the maximum amount allowable to the Company's 401k Savings Plan due to Internal Revenue Service participation rules. The Non-Qualified Deferred Compensation Plan allows for income deferral but does not include any Company contributions. The Company has no makeup plans, top hat plans, or other similar savings plan for the Named Executive Officers. |
| Perquisites and Other Benefits: | The Company provides very few perquisites and a very lean benefits program to its Named Executive Officers. We believe that compensation for Named Executive Officers should be simple and straightforward, with a significant portion of remuneration tied to performance. We also believe that the Named Executive Officers should not receive excessive perquisites, and that their benefits should be similar to those offered to the Company's other senior management employees. The Company does not provide the Named Executive Officers personal use of any company planes, company cars, or other transportation. The Company does not provide the Named Executive Officers with any apartments, vacation homes or security arrangements. The Company does not reimburse the Named Executive Officers for financial planning, estate planning, or tax preparation costs. The Company reimburses the Chief Executive Officer for monthly country club membership dues as negotiated as an inducement in his original employment agreement. No other Named Executive Officers are currently reimbursed country club, health club, or other similar club membership dues.<br>The Company does not maintain special benefit plans for its Named Executive Officers. The Company has no special medical plan for the Named Executive Officers; they have the same health benefit package with the same employee contributions, deductibles and co-payments as most other full-time Company employees. The Named Executive Officers receive the same short-term disability, long-term disability and life insurance benefits as the Company's other senior management employees. The following table summarizes these benefit plans. |

| Plan Description | Benefit Description |
|---|---|
| Health Plan | Same benefits package as most other Company employees |
| 401K Savings Plan | Same match as all other Company employees |
| Short-Term Disability | 100% of base salary for 26 weeks* |
| Long-Term Disability | 60% of base salary (up to $15,000 per month) after 26 weeks* |
| Life Insurance | Two times base salary* |

* Same benefit as other Company senior management employees

The Compensation Consultants have prepared compensation tally sheets for the Compensation Committee, attributing dollar amounts to all Named Executive Officer perquisites and other benefits. We believe that the perquisites and benefits programs offered to our Named Executive Officers are well below those offered by our Peer Group.

Severance Benefits:

We believe that the Company should provide reasonable severance benefits to our employees. We also believe that, as partial consideration for such severance benefits, it is in the Company's best interest to: (i) obtain a release from employees to avoid future disputes, and (ii) prevent key employees from competing with the Company after their employment is terminated by requiring non-solicitation and non-competition provisions in the severance agreement.

Severance agreements were included in employment agreements for certain Named Executive Officers to address competitive concerns when those Named Executive Officers were recruited. Mr. Griffiths' employment agreement includes severance provisions. If Mr. Griffiths is terminated without cause or if he terminates his employment for good reason, Mr. Griffiths is entitled to: (i) a pro-rata portion of his performance bonus for the year of termination, and (ii) base salary continuation for 24 months. Ms. Knight's employment agreement also includes severance provisions. If Ms. Knight is terminated by the Company for any reason other than gross malfeasance or legal reasons or if she terminates her employment after her title, compensation and/or responsibilities are reduced, she is entitled to: (i) 18 months of base salary, (ii) bonus, and (iii) benefits.

The Company adopted an Executive Officer Severance Plan (the "Severance Plan") that covers the other Named Executive Officers. Under the Severance Plan, if a participant's employment is terminated by the Company without cause or by the participant for good reason the participant is entitled to receive severance benefits. Severance benefits include the following for up to 18 months: (i) base salary continuation payments, less the amount of any other severance payments received from the Company, and (ii) health and other insurance benefits. After the first 12 months the participant must start actively seeking other employment, and any compensation earned from other employment is set off against any severance benefits. Before receiving any severance benefits, participants in the Severance Plan must sign a general release of all claims against the Company. In addition, participants must comply with non-solicitation and non-competition provisions that survive for two years.

Assuming a hypothetical termination date of December 29, 2007, the benefits payable to the Named Executive Officers under their severance agreements would be estimated as set forth in the Potential Payments Upon Termination or Change-in-Control Disclosure table on page 46. These amounts are estimates only, and do not necessarily reflect the actual amounts that would paid to the Named Executive Officers.

Change in Control:

The Company has a separate change in control agreement with each of the Named Executive Officers. The Company also has change in control provisions in certain equity grants made to Named Executive Officers. These agreements and provisions are intended to provide for continuity of management in the event of a change of control. We believe the level of benefits included in these agreements and provisions, as described below, are consistent with the general practice among our Peer Group.

The change in control agreement for each Named Executive Officer is a "double trigger" agreement, meaning the officer would only receive a cash severance payment if his or her employment were to be terminated by the Company without cause, or by the officer for good reason, following a change in control of the Company.

The main benefits payable under each change in control agreement are:

- a pro-rata portion of the officer's performance bonus for the year of termination,
- a severance payment of up to two times the sum of the officer's annual base salary and target performance bonus, plus
- health and other insurance benefits for up to two years from date of termination.

The agreements for Mrs. Knight and Messrs. Williams, Nugent and Hevelhorst also include non-solicitation and non-competition obligations on the part of the officer that survive for two years following the date of termination. The agreement for Mr. Griffiths references similar non-solicitation and non-competition obligations in his employment agreement. The agreement for Mr. Griffiths also provides that in certain circumstances the severance payment will be increased to fully compensate Mr. Griffiths for any U.S. federal excise tax paid by him due to his receiving the severance payment, as well as for any U.S. federal, state or local income tax payments arising due to his receipt of such additional amount. This gross up payment would not be paid to Mr. Griffiths, however, if the excise tax could be avoided by reducing the amount of his severance payment by up to 7.5%. The Company considered similar tax gross-up provisions for Mrs. Knight and Messrs. Williams, Nugent and Hevelhorst, but declined to adopt such provisions because of the financial inefficiency of tax gross-up provisions. Their agreements do not include a tax gross-up provision, but instead provide that in certain circumstances the severance payment may be reduced so that the payment will not be subject to U.S. federal excise taxes. The absence of a tax gross-up provision was one of several factors considered by the Committee in granting those individuals' restricted stock awards in 2004 (as described above in the Restricted Stock Award discussion).

There is no explicit change in control provision for the performance share awards granted to the Named Executive Officers on January 6, 2006, February 13, 2007, and February 18, 2008 but the Compensation

Committee has discretionary authority to vest all or a portion of these shares upon a change in control. All other equity awards to the Named Executive Officers were granted under the Company's shareholder approved 1995 Stock Option and Incentive Plan (the "1995 Plan"), including the performance share awards granted to the Named Executive Officers in 2004, the restricted stock awards granted in 2004, and Mr. Griffith's stock option award dated August 1, 2004. Pursuant to the terms of the 1995 Plan all grants under that plan have "single triggers", meaning the awards vest immediately upon a change in control of the Company.

Assuming a hypothetical termination date of December 29, 2007, the benefits payable to the Named Executive Officers under the change in control agreements and provisions would be estimated as set forth in the Potential Payments Upon Termination or Change-in-Control Disclosure table on page 46. These amounts are estimates only, and do not necessarily reflect the actual amounts that would paid to the Named Executive Officers.

---

Impact of Regulatory Requirements:

**Tax Deductibility of Pay.** Section 162(m) of the Internal Revenue Code limits to $1 million the corporate tax deduction for compensation paid to certain executive officers. There is an exception to the $1 million limitation for performance-based compensation that is based on nondiscretionary, pre-established performance goals. The Compensation Committee believes that it has taken appropriate actions to preserve the deductibility of most of the annual performance bonuses and long-term performance incentive awards. However, the Compensation Committee also recognizes the need to retain flexibility to make compensation decisions that may not meet Section 162(m) standards to enable the Company to attract, retain and motivate highly qualified executives. The Compensation Committee therefore reserves the authority to approve non-deductible compensation in appropriate circumstances. Also, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the related regulations and guidance, no assurance can be given that compensation intended by us to satisfy the requirements for deductibility under Section 162(m) will in fact do so.

**Excise Tax on Certain Change in Control Payments.** U.S. federal tax law imposes tax penalties on payments associated with a change of control to the extent they exceed a specified level. These penalties include a 20% excise tax on executives and elimination of a tax deduction by the Company. See the discussion in the section on change-in-control payments for an explanation of the implications of this excise tax provision on the design of our change-in-control programs.

# Executive Compensation

## Summary Compensation Table

The following table summarizes the compensation for the last fiscal year of the Company's principal executive officer, principal financial officer and the other three most highly compensated executive officers.

| Name and Position | Year | Salary ($) | Bonus ($) | Stock Awards ($) | Option Awards ($) | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| William C. Griffiths Chairman, President & Chief Executive Officer | 2007 | $765,000 | $410,040 (1) | $1,142,306 (2) | $163,337 (11) | $0 | $0 | $18,781 (14) | $2,499,464 |
| | 2006 | $675,000 | $ 0 | $1,031,033 (3) | $163,332 (12) | $0 | $0 | $15,978 (15) | $1,885,343 |
| Phyllis A. Knight Executive Vice President, Chief Financial Officer & Treasurer | 2007 | $379,000 | $ 162,515 (1) | $ 427,228 (4) | $ 0 | $0 | $0 | $ 8,569 (16) | $ 977,312 |
| | 2006 | $364,000 | $ 0 | $ 471,083 (5) | $ 84,600 (13) | $0 | $0 | $ 6,634 (17) | $ 926,317 |
| Bobby J. Williams Vice President, Operations | 2007 | $284,000 | $ 121,779 (1) | $ 427,228 (4) | $ 0 | $0 | $0 | $ 8,113 (18) | $ 841,120 |
| | 2006 | $273,000 | $ 0 | $ 454,100 (6) | $ 0 | $0 | $0 | $ 6,270 (19) | $ 733,370 |
| Jeffrey L. Nugent Vice President, Human Resources | 2007 | $216,000 | $ 57,888 (1) | $ 304,840 (7) | $ 0 | $0 | $0 | $ 7,517 (20) | $ 586,245 |
| | 2006 | $208,000 | $ 0 | $ 309,183 (8) | $ 0 | $0 | $0 | $ 6,010 (21) | $ 523,193 |
| Richard P. Hevelhorst Vice President & Controller | 2007 | $211,000 | $ 56,548 (1) | $ 123,045 (9) | $ 0 | $0 | $0 | $ 7,343 (22) | $ 397,936 |
| | 2006 | $203,000 | $ 0 | $ 120,017 (10) | $ 0 | $0 | $0 | $ 7,274 (23) | $ 330,291 |

(1) The Compensation Committee determined that the Company had actually achieved 33.6% of the target annual performance bonus in 2007, but the Committee recommended and the Board approved an additional 20.0% discretionary annual performance bonus.

(2) Amount represents the sum of the following: (i) 19.4% of the 61,665 share restricted stock award dated August 1, 2004, at the award date NYSE closing price of $9.73 per share; (ii) 19.4% of the 61,665 share performance share award dated August 1, 2004, at the award date NYSE closing price of $9.73 per share; (iii) one-third of the 110,000 share performance share award dated November 22, 2004, at the award date NYSE closing price of $11.75 per share; (iv) 12.5 percent of the 110,000 share performance share award dated January 6, 2006, at the award date NYSE closing price of $13.00 per share; and (v) 25.4 percent of the 150,000 share performance share award dated February 13, 2007, at the award date NYSE closing price of $7.85 per share. Compensation amount and shares earned calculated in accordance with SFAS 123(R).

(3) Amount represents the sum of the following: (i) one-third of the 61,665 share restricted stock award dated August 1, 2004, at the award date NYSE closing price of $9.73 per share; (ii) one-third of the 61,665 share performance share award dated August 1, 2004, at the award date NYSE closing price of $9.73 per share; (iii) one-third of the 110,000 share performance share award dated November 22, 2004, at the award date NYSE closing price of $11.75 per share; and (iv) 14 percent of the 110,000 share performance share award dated January 6, 2006, at the award date NYSE closing price of $13.00 per share. Compensation amount and shares earned calculated in accordance with SFAS 123(R).

(4) Amount represents the sum of the following: (i) one-fifth of the 45,000 share restricted stock award dated November 22, 2004, at the award date NYSE closing price of $11.75 per share; (ii) one-third of the 40,000 share performance share award dated November 22, 2004, at the award date NYSE closing price of $11.75 per share; (iii) 12.5 percent of the 40,000 share performance share award dated January 6, 2006, at

the award date NYSE closing price of $13.00 per share; and (iv) 25.4 percent of the 50,000 share performance share award dated February 13, 2007, at the award date NYSE closing price of $7.85 per share. Compensation amount and shares earned calculated in accordance with SFAS 123(R).

(5) Amount represents the sum of the following: (i) one-fifth of the 45,000 share restricted stock award dated November 22, 2004, at the award date NYSE closing price of $11.75 per share; (ii) one-third of the 40,000 share performance share award dated March 15, 2004, at the award date NYSE closing price of $10.19 per share; (iii) one-third of the 40,000 share performance share award dated November 22, 2004, at the award date NYSE closing price of $11.75 per share; and (iv) and 14 percent of the 40,000 share performance share award dated January 6, 2006, at the award date NYSE closing price of $13.00 per share. Compensation amount and shares earned calculated in accordance with SFAS 123(R).

(6) Amount represents the sum of the following: (i) one-fifth of the 45,000 share restricted stock award dated November 22, 2004, at the award date NYSE closing price of $11.75 per share; (ii) one-third of the 35,000 share performance share award dated March 15, 2004, at the award date NYSE closing price of $10.19 per share; (iii) one-third of the 40,000 share performance share award dated November 22, 2004, at the award date NYSE closing price of $11.75 per share; and (iv) 14 percent of the 40,000 share performance share award dated January 6, 2006, at the award date NYSE closing price of $13.00 per share. Compensation amount and shares earned calculated in accordance with SFAS 123(R).

(7) Amount represents the sum of the following: (i) one-fifth of the 25,000 share restricted stock award dated November 22, 2004, at the award date NYSE closing price of $11.75 per share; (ii) one-third of the 30,000 share performance share award dated November 22, 2004, at the award date NYSE closing price of $11.75 per share; (iii) 12.5 percent of the 30,000 share performance share award dated January 6, 2006, at the award date NYSE closing price of $13.00 per share; and (iv) 25.4 percent of the 40,000 share performance share award dated February 13, 2007, at the award date NYSE closing price of $7.85 per share. Compensation amount and shares earned calculated in accordance with SFAS 123(R).

(8) Amount represents the sum of the following: (i) one-fifth of the 25,000 share restricted stock award dated November 22, 2004, at the award date NYSE closing price of $11.75 per share; (ii) one-third of the 20,000 share performance share award dated November 22, 2004, at the award date NYSE closing price of $11.75 per share; (iii) one-third of the 30,000 share performance share award dated November 22, 2004, at the award date NYSE closing price of $11.75 per share; and (iv) 14 percent of the 30,000 share performance share award dated January 6, 2006, at the award date NYSE closing price of $13.00 per share. Compensation amount and shares earned calculated in accordance with SFAS 123(R).

(9) Amount represents the sum of the following: (i) one-third of the 15,000 share performance share award dated November 22, 2004, at the award date NYSE closing price of $11.75 per share; (ii) 12.5 percent of the 15,000 share performance share award dated January 6, 2006, at the award date NYSE closing price of $13.00 per share; and (iii) 25.4 percent of the 20,000 share performance share award dated February 13, 2007, at the award date NYSE closing price of $7.85 per share. Compensation amount and shares earned calculated in accordance with SFAS 123(R).

(10) Amount represents the sum of the following: (i) one-third of the 10,000 share performance share award dated March 15, 2004, at the award date NYSE closing price of $10.19 per share; (ii) one-third of the 15,000 share performance share award dated November 22, 2004, at the award date NYSE closing price of $11.75 per share; and (iii) 14 percent of the 15,000 share performance share award dated January 6, 2006, at the award date NYSE closing price of $13.00 per share. Compensation amount and shares earned calculated in accordance with SFAS 123(R).

(11) Mr. Griffiths had 33,334 options vest in 2007, valued at the award date Black-Scholes Fair Value of $4.90 per share.

(12) Mr. Griffiths had 33,333 options vest in 2006, valued at the award date Black-Scholes Fair Value of $4.90 per share.

(13) Amount represents one-fourth of the stock option award of 480,000 shares of Company Common Stock granted on October 17, 2002, valued at the award date Black-Scholes Fair Value of $0.94 per share and pro-rated for the nine months prior to vesting. The award vested in annual installments on each of the first four anniversaries of the grant date.

(14) Includes a net $6,300 of Company contributions to the Savings Plan, $3,672 of life insurance premiums, and $8,809 for monthly country club membership dues.

(15) Includes a net $5,178 of Company contributions to the Savings Plan, $2,700 of life insurance premiums, and $8,100 for monthly country club membership dues.

(16) Includes a net $6,750 of Company contributions to the Savings Plan and $1,819 of life insurance premiums.

(17) Includes a net $5,178 of Company contributions to the Savings Plan and $1,456 of life insurance premiums.

(18) Includes a net $6,750 of Company contributions to the Savings Plan and $1,363 of life insurance premiums.

(19) Includes a net $5,178 of Company contributions to the Savings Plan and $1,092 of life insurance premiums.

(20) Includes a net $6,480 of Company contributions to the Savings Plan and $1,037 of life insurance premiums.

(21) Includes a net $5,178 of Company contributions to the Savings Plan and $832 of life insurance premiums.

(22) Includes a net $6,330 of Company contributions to the Savings Plan and $1,013 of life insurance premiums.

(23) Includes a net $6,300 of Company contributions to the Savings Plan and $974 of life insurance premiums.

---

**Employment Agreements**

William C. Griffiths: The Company has an employment agreement with Mr. Griffiths, dated July 12, 2004, which provides for an initial annual salary of $600,000. This amount increased to $675,000 effective January 1, 2006 and to $765,000 effective January 1, 2007. Mr. Griffiths is entitled to participate in various benefit and incentive plans.

Phyllis A. Knight: The Company has a letter agreement with Mrs. Knight, dated October 17, 2002, which provides for an initial annual salary of $350,000, but with a voluntary reduction to $320,000 until the Company returned to profitability. This amount was reset to $350,000 in 2004, and increased to $364,000 effective January 1, 2006 and to $379,000 effective January 1, 2007. Mrs. Knight is entitled to participate in various benefit and incentive plans.

Jeffrey L. Nugent: The Company has a letter agreement with Mr. Nugent dated September 21, 2004, which provides for an initial annual salary of $200,000. This amount increased to $208,000 effective January 1, 2006 and to $216,000 effective January 1, 2007. Mr. Nugent is entitled to participate in various benefit and incentive plans.

## Grants of Plan-Based Awards

The following table provides information regarding equity and non-equity plan awards granted during fiscal 2007 to the executives listed in the Summary Compensation Table. These performance share awards were granted pursuant to the Company's 2005 Equity Compensation and Incentive Plan. For further information on these awards, please see the "Performance Share Awards" section of the Compensation Discussion and Analysis on page 28 of this Proxy Statement.

| | | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: # of Shares of Stock/ Units | All Other Option Awards: # of Securities Underlying Options | Exercise/ Base Price of Option Awards ($/Sh) | Grant date fair value of stock and option awards ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | |
| William C. Griffiths Chairman, President & Chief Executive Officer | 2/13/2007 | $0 | $0 | $0 | 0 | 150,000 (1) | 150,000 | 0 | 0 | 0 | $1,177,500 (2) |
| Phyllis A. Knight Executive Vice President, Chief Financial Officer & Treasurer | 2/13/2007 | $0 | $0 | $0 | 0 | 50,000 (1) | 50,000 | 0 | 0 | 0 | $ 392,500 (2) |
| Bobby J. Williams Vice President, Operations | 2/13/2007 | $0 | $0 | $0 | 0 | 50,000 (1) | 50,000 | 0 | 0 | 0 | $ 392,500 (2) |
| Jeffrey L. Nugent Vice President, Human Resources | 2/13/2007 | $0 | $0 | $0 | 0 | 40,000 (1) | 40,000 | 0 | 0 | 0 | $ 314,000 (2) |
| Richard P. Hevelhorst Vice President & Controller | 2/13/2007 | $0 | $0 | $0 | 0 | 20,000 (1) | 20,000 | 0 | 0 | 0 | $ 157,000 (2) |

(1) Performance share awards granted to the Named Executive Officers on February 13, 2007 based upon a three year performance goals covering fiscal years 2007 through 2009. Any earned performance shares will vest in February or March of 2010, so long as the Named Executive Officer is still employed with the Company when the Company's earnings for 2009 are finalized.

(2) Based on a grant date fair value equal to the NYSE closing price on the grant date of $7.85 per share.

## Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding equity awards outstanding as of December 29, 2007 to the executives listed in the Summary Compensation Table.

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | # of Securities Underlying Unexercised Options Exercisable | # of Securities Underlying Unexercised Options Unexercisable | Equity Incentive Plan Awards: # of Securities Underlying Unexercised Unearned Options | Option Exercise Price ($) | Option Expiration Date | # of Shares or Units of Stock That Have Not Vested | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: # of Unearned Shares, Units or Other Rights That Have Not Vested | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
| | | | | | | (1) | (2) | (3) | (2) |
| William C. Griffiths<br>Chairman, President & Chief Executive Officer | 100,000 | 0 | 0 | $ 9.73 | 8/1/2009 | 170,513 (4) | $1,594,297 | 199,487 (8) | $1,865,203 |
| Phyllis A. Knight<br>Executive Vice President, Chief Financial Officer & Treasurer | 150,000 | 0 | 0 | $ 2.48 | 10/17/2008 | 79,087 (5) | $ 739,463 | 68,913 (9) | $ 644,337 |
| Bobby J. Williams<br>Vice President, Operations | 32,000 | 0 | 0 | $25.00 | 5/21/2008 | 79,087 (5) | $ 739,463 | 68,913 (9) | $ 644,337 |
| Jeffrey L. Nugent,<br>Vice President, Human Resources | 0 | 0 | 0 | $ 0 | | 56,320 (6) | $ 526,592 | 53,680 (10) | $ 501,908 |
| Richard P. Hevelhorst<br>Vice President & Controller | 0 | 0 | 0 | $ 0 | | 23,160 (7) | $ 216,543 | 26,840 (11) | $ 250,954 |

(1) This column includes unvested restricted stock awards and shares of performance share awards that have been earned pursuant to the performance goals and other terms set forth in the award. These shares are subject to forfeiture if the Named Executive Officer's employment with the Company is terminated before the shares vest.

(2) Based on a market price of $9.35 per share, which was the NYSE closing price on December 28, 2007, the last trading day prior to the 2007 fiscal year end.

(3) This column includes shares of performance share awards that have not been earned pursuant to the performance goals and other terms of the award. These shares are also subject to forfeiture if the Named Executive Officer's employment with the Company is terminated before the shares vest.

(4) Represents the following: (i) the entire 110,000 share performance share award dated November 22, 2004, which vested on February 20, 2008; (ii) 30,228 shares (27.5%) of the 110,000 share performance share award dated January 6, 2006, which is scheduled to vest in early 2009 when fiscal year 2008 earnings are finalized; and (iii) 30,285 shares (20.2%) of the 150,000 share performance share award dated February 13, 2007, which is scheduled to vest in early 2010 when fiscal year 2009 earnings are finalized.

(5) Represents the following: (i) 18,000 shares of the 45,000 share restricted stock award dated November 22, 2004; 9,000 shares will vest on November 22, 2008, and the final 9,000 shares will vest on November 22, 2009; (ii) the entire 40,000 share performance share award dated November 22, 2004, which vested on February 20, 2008; (iii) 10,992 shares (27.5%) of the 40,000 share performance share award dated January 6, 2006, which is scheduled to vest in early 2009 when fiscal year 2008 earnings are finalized; and (iv) 10,095 shares (20.2%) of the 50,000 share performance share award dated February 13, 2007, which is scheduled to vest in early 2010 when fiscal year 2009 earnings are finalized.

(6) Represents the following: (i) 10,000 shares of the 25,000 share restricted stock award dated November 22, 2004; 5,000 vest on November 22, 2008, and the final 5,000 vest on November 22, 2009; (ii) the entire

30,000 share performance share award dated November 22, 2004, which vested on February 20, 2008; (iii) 8,244 shares (27.5%) of the 30,000 share performance share award dated January 6, 2006, which is scheduled to vest in early 2009 when fiscal year 2008 earnings are finalized; and (iv) 8,076 shares (20.2%) of the 40,000 share performance share award dated February 13, 2007, which is scheduled to vest in early 2010 when fiscal year 2009 earnings are finalized.

(7) Represents the following: (i) the entire 15,000 share performance share award dated November 22, 2004, which vested on February 20, 2008; (ii) 4,122 shares (27.5%) of the 15,000 share performance share award dated January 6, 2006, which is scheduled to vest in early 2009 when fiscal year 2008 earnings are finalized; and (iii) 4,038 shares (20.2%) of the 20,000 share performance share award dated February 13, 2007, which is scheduled to vest in early 2010 when fiscal year 2009 earnings are finalized.

(8) Represents the following: (i) 79,772 shares (72.5%) of the 110,000 share performance share award dated January 6, 2006, which if earned will vest in early 2009 when fiscal year 2008 earnings are finalized; and (ii) 119,715 shares (79.8%) of the 150,000 share performance share award dated February 13, 2007, which if earned is scheduled to vest in early 2010 when fiscal year 2009 earnings are finalized.

(9) Represents the following: (i) 29,008 shares (72.5%) of the 40,000 share performance share award dated January 6, 2006, which if earned will vest in early 2009 when fiscal year 2008 earnings are finalized; and (ii) 39,905 shares (79.8%) of the 50,000 share performance share award dated February 13, 2007, which if earned is scheduled to vest in early 2010 when fiscal year 2009 earnings are finalized.

(10) Represents the following: (i) 21,756 shares (72.5%) of the 30,000 share performance share award dated January 6, 2006, which if earned will vest in early 2009 when fiscal year 2008 earnings are finalized; and (ii) 31,924 shares (79.8%) of the 40,000 share performance share award dated February 13, 2007, which if earned is scheduled to vest in early 2010 when fiscal year 2009 earnings are finalized.

(11) Represents the following: (i) 10,878 shares (72.5%) of the 15,000 share performance share award dated January 6, 2006, which if earned will vest in early 2009 when fiscal year 2008 earnings are finalized; and (ii) 15,962 shares (79.8%) of the 20,000 share performance share award dated February 13, 2007, which if earned is scheduled to vest in early 2010 when fiscal year 2009 earnings are finalized.

## Option Exercises and Stock Vested

The following table provides information regarding the value realized from the exercise of stock options and vesting of stock awards during fiscal 2007 by the executives in the Summary Compensation Table.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | # of Shares Acquired on Exercise | Value Realized Upon Exercise ($) | # of Shares Acquired on Vesting | Value Realized on Vesting ($) |
| William C. Griffiths<br>Chairman, President & Chief Executive Officer | 0 | $ 0 | 123,330 (3) | $1,436,794 (8) |
| Phyllis A. Knight<br>Executive Vice President, Chief Financial Officer & Treasurer | 200,000 | $1,582,000 (1) | 49,000 (4) | $ 380,740 (9)(10) |
| Bobby J. Williams<br>Vice President, Operations | 0 | $ 0 | 44,000 (5) | $ 342,440 (9)(10) |
| Jeffrey L. Nugent<br>Vice President, Human Resources | 0 | $ 0 | 25,000 (6) | $ 194,500 (9)(10) |
| Richard P. Hevelhorst<br>Vice President & Controller | 13,800 | $ 23,456 (2) | 10,000 (7) | $ 76,600 (9) |

(1) Represents two options exercise by Ms. Knight: (i) the exercise of 100,000 stock options on February 27, 2007, based on an exercise price of $2.48 per share and the February 27, 2007 market price equal to the NYSE closing price of $8.35; and (ii) the exercise of 100,000 stock options on July 20, 2007, based on an exercise price of $2.48 per share and the July 20, 2007 market price equal to the NYSE closing price of $12.43.

(2) Represents two options exercise by Mr. Hevelhorst: (i) the exercise of 8,000 stock options on May 10, 2007, based on an exercise price of $10.15 per share and the May 10, 2007 market price equal to the NYSE closing price of $11.11; and (ii) the exercise of 5,800 stock options on May 30, 2007, based on an exercise price of $8.43 per share and the May 30, 2007 market price equal to the NYSE closing price of $11.15.

(3) Represents the following awards that vested on August 1, 2007: (i) 61,665 share restricted stock award dated August 1, 2004; and (ii) 61,665 share performance share award dated August 1, 2004.

(4) Represents the following: (i) the vesting on February 14, 2007 of the entire 40,000 share performance stock award dated March 15, 2004; and (ii) the vesting on November 22, 2007 of one-fifth (9,000 shares) of the restricted stock award granted to each of these officers on November 22, 2004.

(5) Represents the following: (i) the vesting on February 14, 2007 of the entire 35,000 share performance stock award dated March 15, 2004; and (ii) the vesting on November 22, 2007 of one-fifth (9,000 shares) of the restricted stock award granted to each of these officers on November 22, 2004.

(6) Represents the following: (i) the vesting on February 14, 2007 of the entire 20,000 share performance stock award dated November 22, 2004; and (ii) the vesting on November 22, 2007 of one-fifth (5,000 shares) of the restricted stock award granted on November 22, 2004.

(7) Represents the vesting on February 14, 2007 of the entire 10,000 share performance stock award dated March 15, 2004.

(8) Based on an August 1, 2007 vesting date NYSE closing price of $11.65 per share.

(9) Based on a February 14, 2007 vesting date NYSE closing price of $7.66 per share.

(10) Based on a November 22, 2007 vesting date NYSE closing price of $8.26 per share.

## Pension Benefits

The Company does not provide any pension plan benefits to its Named Executive Officers or other management of the Company.

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## Nonqualified Deferred Compensation

The Company did not provide any nonqualified deferred compensation benefits to its Named Executive Officers or other management of the Company during fiscal year 2007. The Company has a Non-Qualified Deferred Compensation Plan which allows for income deferral but does not include any Company contributions.

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## Potential Payments Upon Termination or Change in Control

Change in Control:

The Company has a separate change in control agreement with each of the Named Executive Officers. The change in control agreement for each Named Executive Officer is a "double trigger" agreement, meaning the officer would only receive a cash severance payment if his or her employment were to be terminated by the Company without cause or by the officer for good reason, following a change in control of the Company. The main benefits payable under each change in control agreement are:

- a pro-rata portion of the officer's performance bonus for the year of termination,
- a severance payment equal to two times the sum of the officer's annual base salary and target performance bonus, plus
- health and other insurance benefits for up to two years from date of termination.

The agreements for Mrs. Knight and Messrs. Williams, Nugent and Hevelhorst also include non-solicitation and non-competition obligations on the part of the officer that survive for two years following the date of termination. The agreement for Mr. Griffiths contains similar non-solicitation and non-competition obligations by incorporating provisions in his employment agreement. The agreement for Mr. Griffiths also provides that in certain circumstances the severance payment will be increased to fully compensate Mr. Griffiths for any U.S. federal excise tax paid by him due to his receiving the severance payment, as well as for any U.S. federal, state or local income tax payments arising due to his receipt of such additional amount. This gross up payment would not be paid to Mr. Griffiths, however, if the excise tax could be avoided by reducing the amount of his severance payment by up to 7.5%. There is no such tax gross-up provision in the agreements for Mrs. Knight and Messrs. Williams, Nugent and Hevelhorst.

Severance Plan and Agreements:

Mr. Griffiths' employment agreement includes severance provisions. If Mr. Griffiths is terminated without cause or if he terminates his employment for good reason, Mr. Griffiths is entitled to: (i) a pro-rata portion of the officer's performance bonus for the year of termination and (ii) base salary continuation for 24 months.

Ms. Knight's employment agreement also includes severance provisions. If Ms. Knight is terminated by the Company for any reason other than gross malfeasance or legal reasons or if she terminates her employment after her title, compensation and/or responsibilities are reduced, she is entitled to: 18 months of (i) base salary, (ii) bonus, and (iii) benefits.

The Company adopted an Executive Officer Severance Plan (the "Severance Plan") that covers the other Named Executive Officers. Under the Severance Plan, if a participant's employment is terminated by the Company without cause or by the participant for good reason the participant is entitled to receive severance benefits. Severance benefits include the following for up to 18 months: (i) base salary continuation payments, less the amount of any other severance payments received from the Company, and (ii) health and other insurance benefits. After the first 12 months the participant must start actively seeking other employment, and any compensation earned from other employment is set off against any severance benefits. Before receiving any severance benefits, participants in the Severance Plan must sign a general release of all claims against the Company. In addition, participants must comply with non-solicitation and non-competition provisions that survive for two years.

Potential Payments Upon Termination of Change in Control:

Assuming a hypothetical termination date of December 29, 2007, the benefits payable to the Named Executive Officers under their Change in Control and severance agreements would be estimated as set forth in the following table. These amounts are estimates only, and do not necessarily reflect the actual amounts that would paid to the Named Executive Officers.

**Table of Potential Payments Upon Termination or Change in Control**

| Potential Payments Upon Termination or CIC | Termination Scenario | | | | | | |
|---|---|---|---|---|---|---|---|
| | Voluntary Resignation ($) | By Employee For Good Reason ($)(1) | By the Company For Cause ($) | By the Company Without Cause ($)(1) | Normal Retirement ($) | Early Retirement ($) | Change in Control ($)(1)(9) |
| **William C. Griffiths,** Chairman, President & Chief Executive Officer | | | | | | | |
| Cash Payments | $0 | $1,787,040 (2) | $0 | $1,787,040 (2) | $0 | $0 | $3,317,040 (10) |
| Accelerated Equity Awards | $0 | $ 0 | $0 | $ 0 | $0 | $0 | $1,028,500 (11)(12) |
| Continued Perquisites/Benefits | $0 | $ 0 | $0 | $ 0 | $0 | $0 | $ 29,697 (13) |
| Tax Gross-Ups | $0 | $ 0 | $0 | $ 0 | $0 | $0 | $ 0 (14) |
| Total | $0 | $1,787,040 | $0 | $1,787,040 | $0 | $0 | $4,375,237 |
| **Phyllis A. Knight,** Executive Vice President, Chief Financial Officer & Treasurer | | | | | | | |
| Cash Payments | $0 | $1,023,300 (3) | $0 | $1,023,300 (3) | $0 | $0 | $1,466,275 (10) |
| Accelerated Equity Awards | $0 | $ 0 | $0 | $ 0 | $0 | $0 | $ 542,300 (11)(15) |
| Continued Perquisites/Benefits | $0 | $ 21,401 (4) | $0 | $ 21,401 (4) | $0 | $0 | $ 28,535 (13) |
| Tax Gross-Ups | $0 | $ 0 | $0 | $ 0 | $0 | $0 | $ 0 |
| Total | $0 | $1,044,701 | $0 | $1,044,701 | $0 | $0 | $2,037,110 |
| **Bobby J. Williams,** Vice President, Operations | | | | | | | |
| Cash Payments | $0 | $ 426,000 (5) | $0 | $ 426,000 (5) | $0 | $0 | $1,098,739 (10) |
| Accelerated Equity Awards | $0 | $ 0 | $0 | $ 0 | $0 | $0 | $ 542,300 (11)(15) |
| Continued Perquisites/Benefits | $0 | $ 14,971 (6) | $0 | $ 14,971 (6) | $0 | $0 | $ 19,961 (13) |
| Tax Gross-Ups | $0 | $ 0 | $0 | $ 0 | $0 | $0 | $ 0 |
| Total | $0 | $ 440,971 | $0 | $ 440,971 | $0 | $0 | $1,661,000 |
| **Jeffrey L. Nugent,** Vice President, Human Resources | | | | | | | |
| Cash Payments | $0 | $ 324,000 (5) | $0 | $ 324,000 (5) | $0 | $0 | $ 684,288 (10) |
| Accelerated Equity Awards | $0 | $ 0 | $0 | $ 0 | $0 | $0 | $ 374,000 (11)(16) |
| Continued Perquisites/Benefits | $0 | $ 20,228 (6) | $0 | $ 20,228 (6) | $0 | $0 | $ 26,970 (13) |
| Tax Gross-Ups | $0 | $ 0 | $0 | $ 0 | $0 | $0 | $ 0 |
| Total | $0 | $ 344,228 | $0 | $ 344,228 | $0 | $0 | $1,085,258 |
| **Richard P. Hevelhorst,** Vice President & Controller | | | | | | | |
| Cash Payments | $0 | $ 211,000 (7) | $0 | $ 211,000 (7) | $0 | $0 | $ 510,198 (17) |
| Accelerated Equity Awards | $0 | $ 0 | $0 | 0 | $0 | $0 | $ 140,250 (11)(18) |
| Continued Perquisites/Benefits | $0 | $ 13,461 (8) | $0 | $ 13,461 (8) | $0 | $0 | $ 20,192 (19) |
| Tax Gross-Ups | $0 | $ 0 | $0 | $ 0 | $0 | $0 | $ 0 |
| Total | $0 | $ 224,461 | $0 | $ 224,461 | $0 | $0 | $ 670,640 |

(1) For a detailed discussion of severance benefits and change in control provisions, see the Severance Benefits and Change in Control sections on pages 34 and 35 respectively of the Compensation Discussion

and Analysis. All stock values are based on the $9.35 per share NYSE closing price of the Company's common stock on December 28, 2007, the last trading day of the Company's 2007 fiscal year.

(2) According to his employment agreement, if Mr. Griffiths is terminated without cause or if he terminates his employment for good reason, he is entitled to: (i) base salary continuation for 24 months, or $1,530,000; and (ii) a pro-rata portion of the officer's performance bonus for the year of termination, which based on fiscal year 2007 earnings would be 33.6% of his target bonus, or $257,040.

(3) According to her employment agreement, if Ms. Knight is terminated by the Company for any reason other than gross malfeasance or legal reasons or if she terminates her employment after her title, compensation and/or responsibilities are reduced, she is entitled to 18 months of base salary, bonus and benefits.

(4) Health and other insurance benefits for 18 months, based on the Company's average cost and per Ms. Knight's employment agreement. Does not include cost for short-term disability benefit, which is self-funded by the Company.

(5) Base salary for 18 months. We have assumed the maximum length of base salary payment under the Company's Executive Officer Severance Plan. According to that plan, after 12 months the Named Executive Officer must start actively seeking other employment and any compensation received from other employment is set off against this payment.

(6) Health and other insurance benefits for 18 months, based on the Company's average costs and per the Company's Executive Officer Severance Plan. We have assumed the maximum length of benefits under the Company's Executive Officer Severance Plan. According to that plan, after 12 months the Named Executive Officer must start actively seeking other employment and any benefits received from other employment are set off against these benefits. Does not include cost for short-term disability benefit, which is self-funded by the Company.

(7) Base salary for 12 months.

(8) Health and other insurance benefits for 12 months, based on the Company's average costs.

(9) Each Named Executive Officer has a change in control agreement. Each agreement is a "double trigger" agreement, meaning the officer would only receive benefits under the agreement if his or her employment were to be terminated by the Company without cause, or by the officer for good reason, following a change in control of the Company. Each change in control agreement covers cash severance payments and health and other insurance benefit continuation, but the change in control agreements do not address the vesting of restricted stock awards, performance share awards, or stock option awards. The vesting of those awards is addressed in the awards themselves and in the terms of the plan under which the awards were made.

(10) Represents the sum of the following: (i) two times the sum of the Named Executive Officer's base salary and target bonus, and (ii) a pro-rata performance bonus for the year of termination, which for this table is equal to 33.6% of their target bonus based on the Company's earnings for fiscal year 2007. Target bonus amounts are based on a percentage of each Named Executive Officer's base salary, as follows: Mr. Griffiths, 100% of base salary; Ms. Knight and Mr. Williams, 80% of base salary; and Mr. Nugent 50% of base salary.

(11) There is no explicit change in control provision for the Performance Share Awards granted to the Named Executive Officers on January 6, 2006 and February 13, 2007, however, the Compensation Committee has discretionary authority to vest all or a portion of these shares upon a change of control. The shares granted to the Named Executive Officers on January 6, 2006 and February 13, 2007 have been excluded from these change in control amounts. If these shares were included, based on the NYSE closing price on December 28, 2007 of $9.35, it would have added the following additional amounts to this total: For Mr. Griffiths, an additional $2,431,000 (260,000 shares); for Mr. Williams and Ms. Knight, an additional $841,500 (90,000 shares); for Mr. Nugent an additional $654,500 (70,000 shares); and for Mr. Hevelhorst an additional $327,250 (35,000 shares).

(12) Represents the immediate early vesting of the 110,000 share performance share award dated November 22, 2004, which vested on February 20, 2008.

(13) Health and other insurance benefits for 24 months, based on the Company's average cost. Does not include cost for short-term disability benefit, which is self-funded by the Company.

(14) Although Mr. Griffiths is eligible for a gross-up of excise taxes imposed on parachute payments upon a change in control, the payments that would have been made if a change in control had occurred on December 31, 1997 would not have exceeded the allowable limits imposed by the IRS in Section 280G and therefore no such gross-up would have been required.

(15) Represents the immediate early vesting of the following stock awards: (i) 18,000 shares of the 45,000 share restricted stock award dated November 22, 2004; 9,000 shares are scheduled to vest on November 22, 2008, and the final 9,000 shares are scheduled to vest on November 22, 2009; and (ii) the 40,000 share performance share award dated November 22, 2004, which vested on February 20, 2008.

(16) Represents the immediate early vesting of the following stock awards: (i) 10,000 shares of the 25,000 share restricted stock award dated November 22, 2004; 5,000 shares are scheduled to vest on November 22, 2008, and the final 5,000 shares are scheduled to vest on November 22, 2009; and (ii) the 20,000 share performance share award dated November 22, 2004, which vested on February 20, 2008.

(17) Represents the sum of the following: (i) one and half times the sum of the base salary and target bonus, and (ii) a pro-rata performance bonus for the year of termination, which for this table is equal to 33.6% of his target bonus based on the Company's earnings for fiscal year 2007. Target bonus amounts are based on a percentage of each Named Executive Officer's base salary and for Mr. Hevelhorst is 50% of base salary.

(18) Represents the immediate early vesting of the 15,000 share performance share award dated November 22, 2004, which vested on February 20, 2008.

(19) Health and other insurance benefits for 18 months, based on the Company's average cost. Does not include cost for short-term disability benefit, which is self-funded by the Company.

# Share Ownership

**Principal Shareholders**

The following table provides information about any person known by management to have been a beneficial owner of more than 5% of the Company's Common Stock as of December 29, 2007.

| Name and Address of Beneficial Owner | Amount of Beneficial Ownership | Percent of Class |
|---|---|---|
| Wells Fargo & Company<br>420 Montgomery Street<br>San Francisco, CA 94163 | 13,587,426 (1) | 17.61% |
| First Pacific Advisors, LLC<br>11400 West Olympic Boulevard<br>Suite 1200<br>Los Angeles, CA 90064 | 7,813,400 (2) | 10.1% |
| Tontine Capital Partners, L.P.<br>55 Railroad Avenue<br>Greenwich, CT 06830 | 6,100,960 (3) | 7.91% |
| Barclays Global Investors, NA<br>45 Fremont Street<br>San Francisco, CA 94105 | 5,112,870 (4) | 6.63% |
| FMR LLC<br>82 Devonshire Street<br>Boston, Massachusetts 02109 | 5,051,800 (5) | 6.53% |
| Columbia Wanger Asset Management, L.P.<br>227 West Monroe Street<br>Suite 3000<br>Chicago, IL 60606 | 4,710,000 (6) | 6.09% |
| Barrow, Hanley, Mewhinney & Strauss, Inc.<br>2200 Ross Avenue<br>31st Floor<br>Dallas, TX 75201-2761 | 4,322,400 (7) | 5.59% |
| The Bank of New York Mellon Corporation<br>One Wall Street, 31st Floor<br>New York, New York 10286 | 4,071,162 (8) | 5.27% |

(1) Information regarding Wells Fargo & Company and its affiliates ("Wells Fargo") is based solely upon a Schedule 13G filed with the SEC on January 17, 2008. Wells Fargo has sole voting power over 13,175,016 shares of Common Stock.

(2) Information regarding First Pacific Advisors, LLC and its affiliates ("First Pacific") is based solely upon a Schedule 13G filed with the SEC on February 12, 2008. First Pacific has shared voting power over 2,450,700 shares and sole voting power over 4,451,600 shares of Common Stock.

(3) Information regarding Tontine Capital Partners, L.P. and its affiliates ("Tontine") is based solely upon a Schedule 13G filed with the SEC on February 1, 2008. Tontine has shared voting power of all 6,100,960 shares of Common Stock.

(4) Information regarding Barclays Global Investors, NA and its affiliates ("Barclays") is based solely upon a Schedule 13G filed with the SEC on February 5, 2008. Barclays has sole voting power over 4,123,871 shares of Common Stock.

(5) Information regarding FMR LLC ("FMR") is based solely upon a Schedule 13G filed with the SEC on February 14, 2008. FMR has no voting power over any of the 5,051,800 shares of Common Stock.

(6) Information regarding Columbia Wanger Asset Management, L.P. ("Columbia Wanger") is based solely upon a Form 13F dated February 1, 2008. Columbia Wanger has the sole voting power over all 4,710,000 shares of Common Stock.

(7) Information regarding Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley") is based solely upon a Schedule 13G filed with the SEC on February 13, 2008. Barrow Hanley has sole voting power over 1,850,500 shares and shared voting power over 2,471,900 shares of Common Stock.

(8) Information regarding The Bank of New York Mellon Corporation ("The Bank of New York") is based solely upon a Schedule 13G filed with the SEC on February 14, 2008. The Bank of New York has sole voting power over 3,900,112 shares and shared voting power over 3,100 shares of Common Stock.

## Management

The following table provides information about the beneficial ownership of Company Common Stock by Directors and Named Executive Officers as of March 10, 2008, as well as additional rights to other shares of Company Common Stock held by executive officers. Except as otherwise indicated, each owner has sole voting and investment powers with respect to the Common Stock listed.

| Name | Number of Shares Beneficially Owned (1) | Other Rights to Shares (5) | Percent of Class Beneficially Owned |
|---|---|---|---|
| Robert W. Anestis | 146,900 | | 0.19% |
| Eric S. Belsky | 44,321 | | 0.06% |
| William C. Griffiths | 263,215 (2) | 725,000 | 1.27% |
| Richard P. Hevelhorst | 19,132 | 80,000 | 0.13% |
| Selwyn Isakow | 291,370 (3) | | 0.38% |
| Brian D. Jellison | 242,142 | | 0.31% |
| Phyllis A. Knight | 362,954 | 265,000 | 0.81% |
| G. Michael Lynch | 29,851 | | 0.04% |
| Thomas A. Madden | 26,105 | | 0.03% |
| Jeffrey L. Nugent | 51,792 | 122,500 | 0.22% |
| Shirley D. Peterson | 25,406 | | 0.03% |
| David S. Weiss | 35,055 | | 0.05% |
| Bobby J. Williams | 109,738 (4) | | 0.14% |
| All Directors and Executive Officers as a Group (14 persons) | 1,652,981 (4) | 1,297,500 | 3.80% |

(1) The number of shares beneficially owned includes unvested restricted stock awards of Company Common Stock shares under the 1995 Stock Option and Incentive Plan, as follows: Mrs. Knight 18,000; and Mr. Nugent 10,000. The number of shares beneficially owned also includes unvested restricted stock awards under the 2005 Equity Compensation and Incentive Plan, as follows: Mr. Anestis 3,500; Mr. Belsky 4,025; Mr. Isakow 3,500; Mr. Jellison 3,500; Mr. Lynch 3,500; Mr. Madden 4,025; Ms. Peterson 4,025; and Mr. Weiss 3,500. These individuals do not have investment power over these restricted shares. Amounts shown in the table also include the following number of shares which the person specified may acquire by exercising options which may be exercised within 60 days of March 10, 2008: Mr. Anestis 65,600; Mr. Belsky 24,196; Mr. Griffiths 100,000; Mr. Isakow 83,200; Mr. Jellison 64,000; Mrs. Knight 150,000; Mr. Williams 32,000; and all Directors and executive officers as a group 518,996.

(2) Does not include 15,000 shares of restricted stock that will be issued upon Mr. Griffiths' continued employment with the Company through February 18, 2009. These shares, which are included in other rights to shares, are not considered to be "beneficially owned" for purposes of this table because he has neither voting nor investment power over this stock.

(3) Does not include 1,860 shares held by Mr. Isakow's children. Mr. Isakow disclaims beneficial ownership of these shares.

(4) Includes 4,212 shares held under the Corporate Officer Deferred Stock Purchase Plan. As of February 27, 2008, one of the Named Executive Officers, Mr. Bobby J. Williams, was no longer with the Company.

(5) Other rights to shares include performance share awards that generally fully vest only if certain financial performance goals are attained. Rights to shares are not included in calculating the percent of class beneficially owned.

# Other Information

**Independent Auditors:** Ernst & Young LLP has served as our independent auditor since June 2006. Prior to that time, our independent auditor was PricewaterhouseCoopers LLP. It is anticipated that a representative of Ernst & Young LLP will be present at the Annual Meeting, and will have an opportunity to make a statement and respond to appropriate questions.

***Change in Independent Auditors.*** On June 19, 2006 the Audit Committee appointed Ernst & Young LLP as the Company's independent registered public accounting firm. During the year ended December 31, 2005 and January 1, 2005 and in the period January 1 to June 19, 2006, the Company did not consult with Ernst & Young LLP with respect to the Company regarding (i) the application of accounting principles to any transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company's financial statements; or (iii) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

The Audit Committee approved the dismissal of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company, effective on June 19, 2006. The reports of PricewaterhouseCoopers LLP on the financial statements of the Company as of and for the years ended December 31, 2005 and January 1, 2005 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

During the years ended December 31, 2005 and January 1, 2005 and in the period January 1 to June 19, 2006, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused PricewaterhouseCoopers LLP to make reference thereto in its reports on the Company's financial statements for such years.

During the years ended December 31, 2005 and January 1, 2005 and in the period January 1 to June 19, 2006, there were no "reportable events" with respect to the Company as that term is defined in Item 304(a)(1)(v) of the Securities and Exchange Commission's Regulation S-K.

***Fees.*** Set forth below are the aggregate fees billed by Ernst & Young LLP for the years ended December 29, 2007 and December 30, 2006:

| | 2007 | 2006 |
|---|---|---|
| Audit Fees | $1,281,000 | $1,120,000 |
| Audit-Related Fees | $ 206,000 | $ 0 |
| Tax Fees | $ 101,000 | $ 40,000 |
| All Other Fees | $ 0 | $ 0 |

Audit Fees. Audit fees are generally for professional services rendered in connection with the integrated audit of the Company's consolidated financial statements and internal controls over financial reporting, limited reviews of the Company's unaudited condensed consolidated interim financial statements included in Form 10-Q, and audits of acquired businesses. Audit fees for 2007 were primarily for the 2007 annual integrated audit, quarterly reviews and accounting consultations and a comfort letter related to the Company's 2007 Convertible Debt offering. Audit fees for 2006 were primarily for the 2006 annual integrated audit and two quarterly reviews.

Audit-Related Fees. Audit related fees for 2007 were for due diligence projects related to acquisitions.

Tax Fees. Tax fees in 2007 were for a review of the federal income tax return, other tax compliance matters and various consultations. Tax fees in 2006 were for a review of the federal income tax return and various consultations.

***Audit and Non-Audit Services Pre-Approval Policy***. The Audit Committee has adopted a Pre-Approval Policy for Audit and Non-Audit Services pursuant to which it pre-approves all services provided by the independent registered public accounting firm prior to the engagement with respect to such services. The Audit Committee at least annually reviews and pre-approves the services that may be provided by the independent accounting firm. The Audit Committee has delegated authority to its Chairman to pre-approve any proposed services not covered by the general pre-approval of the Committee or exceeding the pre-approved levels or amounts. The Chairman must report all such pre-approvals to the Audit Committee at its next meeting for review and ratification by the full Audit Committee.

**Related Party Transaction Policy:**

The Board of Directors recognizes that a Related Party Transaction presents a heightened risk of conflict of interest and therefore has adopted a written policy that is followed in connection with all Related Party Transactions involving the Company. As a general matter it is the preference of the Board to avoid Related Party Transactions. However, the Board recognizes that there may be situations where a Related Party Transaction may be consistent with the best interests of the Company and its shareholders.

The policy requires that all Related Party Transactions must be submitted to the Nominating Committee for review and approval, ratification or disapproval. In determining whether to approve or disapprove a Related Party Transaction, the Nominating Committee will take into account, among other factors it deems appropriate, whether the Related Party Transaction is on terms generally available to an unaffiliated third-party under similar circumstances. The Nominating Committee will also take into account the extent of the Related Party's interest in the transaction and whether the transaction is in the best interests of the Company and its shareholders. The Chairperson of the Nominating Committee may approve or ratify a Related Party Transaction between Committee meetings.

For this section, a "Related Party" is: (1) any executive officer or director of the Company, (2) any nominee for election as a director, (3) any greater than 5 percent beneficial owner of the Company's Common Stock, (4) any immediate family member of any of the foregoing, or (5) any entity which is owned or controlled by any of the persons listed in (1), (2), (3) or (4) above.

A "Related Party Transaction" is any transaction, arrangement or relationship (or series of transactions, arrangements or relationships) in which the Company or its subsidiaries was, is, or will be a participant, and in which any Related Party had, has or will have a direct or indirect interest.

The Company had no Related Party Transactions in 2007.

**Section 16(a) Beneficial Ownership Reporting Compliance:**

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and Directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, Directors and greater than ten percent Shareholders are required by regulations of the SEC to furnish the Company copies of all section 16(a) forms they file.

Based solely on the Company's review of copies of such forms received by it, or written representations from certain reporting persons that no Form 5's were required for those persons, the Company believes that its Officers, Directors and greater than ten percent beneficial owners met all applicable filing requirements during the last fiscal year.

**Other Matters:**

At the date of this Proxy Statement, management is not aware of any matters to be presented for action at the Annual Meeting other than those described in this Proxy Statement. However, if any other matters should come before the meeting, the persons named in the Proxy Card intend to vote the Proxy in accordance with their judgment on such matters.

By Order of the Board of Directors

Roger K. Scholten
Secretary
March 13, 2008

## Forward Looking Statements

*This Annual Report contains certain statements regarding cash returns, strength of and opportunities in the western Canadian markets, margins outside the U.S., growth from our international operations, the U.S. housing industry, recovery in the modular segment of the U.S. housing industry, inventory levels, access to large commercial modular accounts, utilization of excess plant capacity, diversification of our revenue base, margins, the market for manufactured housing in the U.S., modular penetration, the western Canadian economy, the U.K. commercial construction markets, additional capacity in the U.K., future acquisitions, the credit markets, capacity in western Canada and the future contribution of Caledonian, each of which are or could be construed to be forward looking statements within the meaning of the Securities and Exchange Act of 1934. These statements are based on the Company's estimates, assumptions and projections and reflect the Company's current views with respect to these items. The Company does not undertake to update the information contained herein, which speaks only as of the date of this Annual Report. The Company has identified certain risk factors which could cause actual plans and results to differ materially from those included in the forward looking statements. These factors are discussed in the Forward Looking Statements Section of the Company's most recently filed Form 10-K, and that discussion regarding risk factors is incorporated herein by reference.*

*The Company filed as Exhibits to its Annual Report on Form 10-K the CEO and CFO certifications as required by Section 302 of the Sarbanes-Oxley Act. The Company also submitted the required annual CEO certification to the NYSE regarding the NYSE's corporate governance listing standards.*

*The photographs included in this Annual Report are representations of the types of products built or offered by the Champion family of homebuilders which may include independent third-party modifications, additions or completions.*



SENIOR MANAGEMENT

*WILLIAM C. GRIFFITHS*
*Chairman, President and*
*Chief Executive Officer*

*PHYLLIS A. KNIGHT*
*Executive Vice President,*
*Chief Financial Officer and Treasurer*

*ROGER K. SCHOLTEN*
*Senior Vice President and*
*General Counsel*

*JEFFREY L. NUGENT*
*Vice President, Human Resources*

*RICHARD P. HEVELHORST*
*Vice President and Controller*

SHAREHOLDER INFORMATION

*WORLD HEADQUARTERS*
*Champion Enterprises, Inc.*
*755 West Big Beaver Rd., Suite 1000*
*Troy, MI 48084*
*248.614.8200*
*www.championhomes.com*

*ANNUAL MEETING*
*Wednesday, May 7, 2008, 9:30 a.m.*
*Detroit Marriott Troy*
*200 West Big Beaver Rd.*
*Troy, MI 48084*

*COMMON STOCK LISTINGS*
*Symbol: CHB*
*New York Stock Exchange*
*Chicago Stock Exchange*

INVESTOR RELATIONS CONTACTS

*PHYLLIS A. KNIGHT*
*Executive Vice President,*
*Chief Financial Officer and Treasurer*
*248.614.8200*

*LAURIE A. VAN RAEMDONCK*
*Vice President, Investor Relations*
*248.614.8267*
*lvanraemdonck@championhomes.net*

STOCK TRANSFER AGENT AND REGISTRAR

*American Stock Transfer & Trust Company*
*59 Maiden Lane*
*New York, NY 10038*
*800.937.5449*
*Fax 718.236.2641*
*www.amstock.com*

*Please contact the stock transfer agent for matters including shareholder records, stock transfers, consolidation of stock accounts, lost stock certificates and change of address.*


CHAMPION
Enterprises, Inc.

Champion Enterprises, Inc.
755 West Big Beaver Road
Suite 1000
Troy, Michigan 48084
www.championhomes.com